SingTel



22 May 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SUPPL



SEC MAIL PROCESSING
RECEIVED
MAY 3 1 2006
WASH. D.C.
185
SECTION

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 4 May 2006, 15 May 2006 to 19 May 2006.

Our SEC file number is 82-3622.

Yours faithfully



Lim Li Ching (Ms)
Assistant Company Secretary

Encs

PROCESSED
JUN 02 2006
THOMSON
FINANCIAL



Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

From: ASX.Online@asx.com.au
Sent: Friday, May 19, 2006 7:16 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 336540.pdf



336540.pdf (69 KB)

ASX confirms the release to the market of Doc ID: 336540 as follows:
Release Time: 19-May-2006 09:16:16
ASX Code: SGT
File Name: 336540.pdf
Your Announcement Title: Appendix 3E - Daily share buy-back notice (except minimum



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 19/05/2006

TIME: 09:16:22

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: Lim Li Ching
Sent: Friday, May 19, 2006 7:10 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: DAILY SHARE BUY-BACK NOTICE

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com [SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, May 19, 2006 7:10:25 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: DAILY SHARE BUY-BACK NOTICE
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Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: DAILY SHARE BUY-BACK NOTICE
Announcement No. :: 00002
Submission Date & Time :: 19-May-2006 07:09:28
Broadcast Date & Time :: 19-May-2006 07:10:25
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full ann! ouncement details.

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Daily Share Buy-Back Notice

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	19-May-2006 07:10:25
Announcement No.	00002

Su Shan
for yr info pls.
Lynda,
Um
19/05/06

>> Announcement Details

The details of the announcement start here ...

	Name of Overseas Exchange where Company has Dual Listing (if applicable)	Australian Stock Exchange

(A) Share Buy-Back Authority

I.	Maximum number of shares authorised for purchase*	1,668,386,241

(B) Details of Purchases Made

I.	Purchases made by way of market acquisition	• Yes

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases	18-05-2006	
2	Total number of shares purchased	3,437,934	
3a	Price paid per share#; or	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :
3b	Highest price per share#	Currency : S$ Amount : 2.63	Currency : [Select Currency] Amount :
	Lowest price per share#	Currency : S$ Amount : 2.62	Currency : [Select Currency] Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : S$ Amount : 9,033,502.86	Currency : [Select Currency] Amount :

Specify currency

II.	Purchases made by way of off market acquisition on equal access scheme?	• No

If answer to the above question is Yes, please fill in the following :

		Singapore Exchange	Overseas Exchange
1	Date of Purchases		
2	Total number of shares purchased		
3	Price paid or payable per share#;	Currency : [Select Currency]	Currency : [Select Currency]

	or	Amount :	Amount :
4	Total consideration (including stamp duties, clearing charges, etc) paid or payable for the shares#	Currency : [Select Currency] Amount :	Currency : [Select Currency] Amount :

Specify currency

(C) Cummulative Purchases

	By way of market acquisition		**By way of off-market acquisition on equal access scheme**		**Total**	
	No.	% [1]	No.	%	No.	%
Cummulative no. of shares purchased to-date [2]	3,437,934	0.0206			3,437,934	0.0206

[1] Percentage of company's issued share capital as at the date of the share buy-back resolution
[2] From the date on which the share buy-back mandate is obtained

(D)	Number of issued shares after purchase*	16,705,497,016

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Singapore Telecommunications Limited	ARBN 096 701 567

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	28 April 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	Nil	3,437,934 shares
4	Total consideration paid or payable for the shares	Nil	S$9,033,502.86

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: Nil date: Nil lowest price paid: Nil date: Nil	highest price paid: S$2.63 lowest price paid: S$2.62 highest price allowed under rule 7.33: S$2.7846 (buy-back took place on the Singapore Exchange Securities Trading Limited)

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Up to 1,562,066 shares

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.



Sign here: .... Date: ....19 May 2006..................
(~~Director/~~Assistant Company Secretary)

Print name: ....Lim Li Ching (Ms)...................

== == == == ==

+ See chapter 19 for defined terms.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	16-May-2006 17:19:56
Announcement No.	00050

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement pursuant to Listing Rule 704(11), Listing Manual
Description	
Attachments:	 337-sgx.pdf Total size = **11K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

CONTINUING LISTING REQUIREMENTS
ANNOUNCEMENT PURSUANT TO LISTING RULE 704(11), LISTING MANUAL

In compliance with Listing Rule 704(11) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Singapore Telecommunications Limited ("SingTel") wishes to announce that there are no persons currently occupying managerial positions in SingTel or any of its principal subsidiaries who is a relative of a director or chief executive officer or substantial shareholder of SingTel.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 16 May 2006

Lorinda Leung

From: Lim Li Ching

Sent: Tuesday, May 16, 2006 5:20 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, May 16, 2006 5:19:56 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00050
Submission Date & Time :: 16-May-2006 17:19:04
Broadcast Date & Time :: 16-May-2006 17:19:56
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/05/2006

TIME: 19:25:43

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Announcement pursuant to Listing Rule 704(11)

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Tuesday, May 16, 2006 5:26 PM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	335651.pdf



335651.pdf (11 KB)

ASX confirms the release to the market of Doc ID: 335651 as follows:
Release Time: 16-May-2006 19:25:40
ASX Code: SGT
File Name: 335651.pdf
Your Announcement Title: Announcement pursuant to Listing Rule 704(11)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 07:13:11
Announcement No.	00005

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	SingTel Group's Results for the Fourth Quarter and Year Ended 31 March 2006 - News Release
Description	



Attachments:

4thqtr-newsrelease.pdf
Total size = **148K**
(2048K size limit recommended)



News Release

The SingTel Group's results for the fourth quarter and year ended 31 March 2006

Record operating revenue broke S$13 billion mark, strong net profit growth of 27 per cent to S$4.2 billion.

For the quarter, encouraging trends in Singapore, stabilising competitive position in Australia, and robust growth in regional mobile associates.

Singapore, 4 May 2006 -- Singapore Telecommunications Limited (SingTel) today announced its audited results for the fourth quarter and year ended 31 March 2006.

Highlights

	Quarter		YOY	12 months		YOY
	Mar 2006 (S$m)	Mar 2005 (S$m)	Change	Mar 2006 (S$m)	Mar 2005 (S$m)	Change
Operating revenue	3,260	3,247	0.4%	13,138	12,617	4.1%
Operational EBITDA	1,097	1,198	-8.4%	4,467	4,662	-4.2%
Share of associates' ordinary earnings	469	317	48.2%	1,648	1,252	31.6%
EBITDA	1,651	1,606	2.8%	6,453	6,259	3.1%
Net profit attributable to shareholders	1,682	1,043	61.3%	4,163	3,268	27.4%
Underlying net profit [1]	1,008	881	14.4%	3,295	3,060	7.7%
Underlying EPS (cents)	6.04	5.30	14.0%	19.77	17.80	11.1%

Group results for the year ended 31 March 2006

The SingTel Group has continued its profitable growth and its net profit has surpassed S$4 billion. Full-year operating revenue rose 4.1 per cent to a record S$13.14 billion. Underlying net profit grew 7.7 per cent to S$3.30 billion.

Operational EBITDA was S$4.47 billion, a 4.2 per cent decline, reflecting increased contributions from lower margin businesses and the continuing competitive and pricing pressures in Australia.

[1] Underlying net profit is defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.



The Group's share of pre-tax ordinary profits from associates increased 32 per cent to S$1.65 billion, driven mainly by Bharti and Telkomsel. Associates contributed a substantial 37 per cent or S$1.21 billion of the Group's underlying net profit. The associates' strong performance and higher exceptional gain helped to lift net profit after tax by 27 per cent to S$4.16 billion.

Underlying earnings per share grew 11 per cent to 19.77 cents, contributed by better performance and partly due to a smaller capital base following the completion of the capital reduction exercise in September 2004.

Mr Lee Hsien Yang, Group CEO, said: "SingTel Group has delivered a good operational performance in a challenging environment. Our results show strong earnings and healthy cash flow. The Board has recommended S$1.7 billion in final gross dividend of 10 cents per share, 25 per cent higher than in the previous year. We are also proposing a S$2.3 billion capital reduction[2] to optimise our capital structure while maintaining financial flexibility. In total, we are returning S$4 billion to our shareholders.

"Driving the Group's growth engine is our regional mobile associates, especially Bharti and Telkomsel. They are performing strongly and are driving growth in the overall contribution from our associates."

He added: "In the competitive and saturated Singapore market, our business is performing in line with expectations and continues to generate strong cash flow. In Australia, Optus' performance is stabilising and is investing for growth even as competitive and pricing pressures persist."

Group results for the quarter ended 31 March 2006

The Group's revenue for the quarter was stable at S$3.26 billion. The impact of lower margin businesses and competitive market conditions in Australia resulted in a lower S$1.10 billion operational EBITDA and margin of 33.7 per cent.

The Group's share of pre-tax ordinary profits of associates increased by 48 per cent to S$469 million.

The Group's underlying net profit was S$1.01 billion, an increase of 14 per cent. Underlying earnings per share increased by 14 per cent to 6.04 cents.

In the quarter, the Group ceased consolidation of C2C's financial statements on a line-by-line basis following the loss of control of C2C. The deconsolidation resulted in an exceptional gain of S$618 million. The Group also recognised S$152 million in deferred tax asset brought forward from 31 March 2005 relating to interest expenses on a long term loan between the investment holding company of Optus and SingTel. The loan was made in June 2002 for a term of almost 10 years.

---

[2] Please refer to separate news release dated 4 May 2006 for details.



SingTel

The Singapore business met or exceeded its objectives for the year.

Operating revenue for the year ended 31 March 2006 increased by 2.3 per cent to S$4.14 billion from a year ago. This was driven mainly by Equipment Sales which almost doubled to S$223 million as SingTel sold more handsets under the new handset distribution strategy. Free cash flow for the year benefited from higher dividends from associates, and was up 15 per cent to $1.76 billion.

Operational EBITDA margin fell by 3 percentage points to 46.2 per cent in line with guidance. The decline was attributable mainly to increased contributions from lower margin businesses, higher rental expenses following the sale and leaseback of certain properties and increased staff retrenchment costs. Last year, the operational EBITDA margin also benefited from one-off adjustments for performance share expense and write-backs of provision for doubtful debts no longer required. Telecom business[3] margin of 52.8 per cent for the year was 3 percentage points lower than last year but maintained above 50 per cent.

Cash capital expenditure was $347 million or 8 per cent of revenue. The low capital expenditure to revenue ratio reflects the benefits that the Group is reaping from its earlier investment in its network.

Data & Internet revenue for the quarter declined marginally by 1.0 per cent to S$296 million attributable mainly to the cessation of capacity sales revenue in the quarter following the deconsolidation of C2C.

Broadband revenue grew 14 per cent to S$61 million in the quarter. The number of broadband lines increased 18 per cent or 53,000 to 352,000 as at 31 March 2006. Compared to a quarter ago, the increase was 16,000, significantly higher than the quarterly average of 12,000 in the first nine months of the year. The increase was mainly due to good response to SingNet Broadband's more affordable price plans launched in February 2006.

Mobile communications revenue grew 6.4 per cent to S$219 million. In the quarter, SingTel added 40,000 mobile subscribers, twice the 20,000 added in the preceding festive quarter. The number of prepaid subscribers increased 11,000 while the number of postpaid subscribers rose 29,000, a quarterly record in the last two years. The new prepaid price plans helped to maintain the 29 per cent market share[4]. In postpaid, SingTel continued to retain its 43 per cent market share[4].

As at 31 March 2006, the number of mobile subscribers was 1.66 million and about 130,000 were 3G subscribers. The strong take up of 3G services is due to the revised 3G price plans and heavily subsidised 3G handsets. SingTel's postpaid customer churn at 0.9 per cent and data usage of 24 per cent of ARPU continue to be among the best in class.

---

[3] SingTel excluding IT and Engineering.
[4] For March 2006, figure is based on latest published information from IDA for February 2006.



International telephone revenue fell 7.1 per cent to S$147 million as the average collection rates declined, partially offset by a 15 per cent increase in traffic.

Revenue from **IT & Engineering** fell 7.9 per cent to S$195 million in the quarter primarily due to the cessation of business of a partly owned NCS subsidiary in China following a strategic review. NCS' regionalisation strategy is gaining momentum and NCS remains committed to the China market. Its overseas revenue grew 30 per cent in the quarter with stronger performance in Australia, Hong Kong and the Middle East. Major local contract wins in the quarter were in the government, financial services and transport sectors.

National telephone revenue fell 4.9 per cent to S$119 million during the quarter reflecting a decline of 1.9 per cent in the number of DEL lines and lower Internet dial-up traffic with increasing broadband usage. With lower usage and coupled with the lowest tariffs in the world (US$9 per month), there has been limited competition in the fixed line business. SingTel continues to have 98 per cent market share.

Operating expenses increased 5.2 per cent or S$30 million to S$612 million in the current quarter due mainly to higher staff retrenchment costs. Against the preceding quarter, operating expenses increased by 7.3 per cent or S$42 million due mainly to higher Cost of Sales. Excluding Cost of Sales, operating expenses rose at a lower 1.8 per cent.

Staff costs in the quarter were largely flat year on year, excluding retrenchment costs. As at 31 March 2006, SingTel's staff numbers fell 2.5 per cent to 9,838 from a year ago.

Selling and administrative expenses increased 7.3 per cent to S$146 million in the quarter. This was partly due to higher mobile subscriber acquisition and re-contract costs and increased rental expenses.

In the quarter, **traffic expenses** rose 4.7 per cent to S$113 million due to increase in outpayments.

SingTel Optus

For Optus the financial year ended 31 March 2006 was a year of above market growth, but in a declining profit environment. The fourth quarter results showed Optus reasserting its competitive position, and gaining market share while attacking its cost base and investing for growth.

The year saw two new acquisitions for the company with Alphawest and Virgin Mobile – which added A$45 million to Optus' operating revenues in the fourth quarter.

Excluding the impact of the acquisitions, Optus' operating revenue grew by 3.4 per cent in the quarter. For the full year, Optus recorded a 3.9 per cent increase in operating revenue to A$7.2 billion - excluding Alphawest and Virgin, operating revenue increased 2.8 per cent.



Paul O'Sullivan, Optus Chief Executive, said the company had met its targets outlined in the September 2005 guidance despite continued intense competition in the mobile and corporate segments and industry-wide declines in fixed voice revenues.

"We grew stronger than the industry and took market share, but mobile caps, lower mobile termination rates and changes in revenue mix continued to impact our operational EBITDA margin which was down 2.8 percentage points to 28.3 per cent for the year. Operational EBITDA decreased 5.5 per cent to A$2.04 billion," Mr O'Sullivan said.

Net profit after tax, excluding the impact of exceptional items in the 2004/05 financial year, fell 8.5 per cent to A$593 million. Optus continued to manage costs carefully during the financial year.

"We are driving a tight and structured process to reduce our cost base – recognising that prices and margins in our major product areas will continue to come under pressure," Mr O'Sullivan said.

"Key initiatives during FY06 included negotiating reductions in our mobile commission rates; offshoring certain customer service and back office functions; managing staff costs; and consolidating our IT and data centres.

"We have major investment programmes designed to capture growth, reduce costs and improve margins, including rolling out a joint 3G network and an unbundled local loop (ULL) network, as well as relocating our Sydney headquarters to campus-style accommodation delivering substantial rental savings."

Free cash flow was A$294 million for the quarter, down 18 per cent due to substantially higher capital expenditure related mainly to Optus' 3G mobile network, the ULL network rollout and D-series satellites construction. The ratio of cash capital expenditure to operating revenue was 17 per cent compared to 15 per cent a year ago.

Optus Mobile revenue grew by 4.7 per cent in the fourth quarter to A$993 million, including revenue from the recently acquired Virgin Mobile. Excluding the impact of this acquisition, Optus Mobile revenue grew 3.4 per cent – driven mainly by growth in incoming revenue and equipment sales.

Operational EBITDA declined to A$363 million with margins lower at 37 per cent – reflecting the increasing uptake of caps as well as lower termination rates.

Outgoing service revenue was stable at A$655 million – as growth in traffic was offset by lower revenue per minute. Incoming service revenue increased by 13 per cent to A$199 million as strong SMS terminating traffic and higher inbound roaming offset the impact of a 17 per cent decline in voice termination rates. Mobile equipment revenue increased by 21 per cent to A$139 million.



As stated in previous quarters, Optus Mobile has been implementing three strategies to drive growth. Each of these is seeing strong results: the business mobile market has seen an increase in customers by 10 per cent; data revenues have been stimulated with data now representing 19 per cent of service revenue; and Optus continued to defend its scale position in the consumer market, adding 189,000 subscribers in the quarter.

"We have invested over A$370 million in our 3G network – rolling out to over 1,100 base stations since April 2005 – and we now cover four of Australia's largest cities," Mr O'Sullivan said.

Postpaid churn remained stable at 1.2 per cent with subscriber acquisition costs remaining similar to the previous quarter at A$120.

Optus continued to offer capped plans in both its Consumer and Small and Medium Business units. During the quarter, approximately 32 per cent of new and contracted postpaid customers chose capped plans – compared to 29 per cent in the preceding quarter.

In the quarter, **Optus Business & Wholesale** continued to gain market share and win customers.

Overall, revenue grew 13 per cent, including Alphawest. Operational EBITDA decreased by 12 per cent with EBITDA margins, excluding Alphawest, at 23 per cent. This was due mainly to pricing pressures although margins were stable compared to the preceding quarter.

Optus Business revenues grew by 24 per cent (12 per cent excluding Alphawest). Wholesale revenues decreased by 16 per cent, impacted by lower transit and interconnect revenue in the current quarter.

Optus Business experienced an 18 per cent increase in voice traffic, resulting in voice revenue lifting by 16 per cent from the previous year. This volume gain marks an improvement in Optus' market share but also resulted in higher traffic expenses for the company.

Data and IP revenue increased by 6.0 per cent to A$110 million from the previous corresponding quarter with IP growth offsetting weakness by declines in traditional data. Uecomm had a strong quarter, growing its revenue by 45 per cent. Data and IP revenue growth for the year was higher at 6.9 per cent partly attributable to the inclusion of only nine months of Uecomm's results in the comparative year.

Managed and professional services revenue of A$71 million for the quarter included Alphawest's revenue of A$33 million. Excluding Alphawest, it grew 36 per cent against the corresponding quarter on the strength of Optus' recent corporate wins. Satellite revenues grew 4.9 per cent compared to a year ago.



Optus Business, Uecomm and Alphawest won and re-contracted a number of corporate and government clients in the quarter. These included: Toll Holdings Limited, Victoria Police, QBE Insurance Group and Seiko Australia.

Optus Consumer & Multimedia had a stronger quarter compared to the preceding quarter with improved growth in broadband revenue – offsetting declines in traditional products.

Broadband revenue grew 44 per cent with 50,000 new subscribers in the quarter and 546,000 broadband customers as at 31 March 2006 – an addition of 191,000 broadband customers this financial year compared to a year ago.

EBITDA was down 11 per cent on the same quarter last year reflecting Optus' continued acquisition of offnet broadband customers on lower margins as part of its ULL rollout strategy.

With broadband substitution, dial-up internet revenue declined by 32 per cent.

Offnet local call resale customers grew by 2.2 per cent maintaining stable voice revenues.

As Optus' rollout of digital services continued to gain momentum, the company saw declines in subscription TV revenue of 3.5 per cent compared to an over 10 per cent decline in the preceding quarter. Approximately one third of the Optus Television subscriber base is now receiving the digital service - benefiting from over 100 channels, interactive services and expanded viewing options.

As Optus continues to rollout its ULL network it is expecting to see improved margins after the initial phase of start-up costs and achieving scale in its ULL subscriber base. When rollout is complete, Optus will be able to reach over 50 per cent of Australian homes from either its HFC or ULL networks. As at 31 March 2006, Optus had migrated approximately 10,000 customers to its ULL network.

Associated companies

SingTel's associated companies continued to contribute healthy earnings and dividends. The Group received S$616 million of dividends, an increase of 74 per cent for the year.

In the current quarter, the pre-tax ordinary profit from associates was up 48 per cent to S$469 million and on a post-tax basis, profits from associates grew 54 per cent to S$352 million. While Telkomsel, Bharti and Globe recorded strong improvements in revenue and profitability, AIS' performance continued to be affected by keen competition in the Thai market.

The Group's share of **Telkomsel** pre-tax profit increased by 73 per cent to S$245 million in the quarter ended 31 March 2006. This was due to strong operational performance and stability of the Rupiah. Telkomsel added 2.68 million new subscribers in the quarter. With its superior coverage, strong brand and wide distribution, Telkomsel maintains its market



leader position with a 53 per cent market share. Its total subscriber base of 26.9 million, comprising 25.4 million prepaid and 1.5 million postpaid subscribers, increased 51 per cent from 17.9 million a year ago.

In the quarter, SingTel's share of pre-tax ordinary profit from **Bharti** increased 61 per cent to S$82 million. Bharti recorded a strong increase of 3.3 million mobile subscribers, bringing its total base to 19.6 million. Bharti reaffirmed its market leadership when it became the first mobile operator to cross the 2 million mobile subscriber mark in Delhi.

AIS' profit in its fourth quarter ended December 2005 rebounded from the third quarter, due mainly to higher mobile phone sales and increased usage during the festive season. Year on year, AIS' pre-tax contribution fell 10 per cent to S$64 million due to intense price competition. AIS continues to be the market leader with 16.6 million mobile subscribers or about 52 per cent market share.

Globe delivered a strong fourth quarter performance as usage picked up with festive promotions. Contribution from Globe increased strongly by 61 per cent to S$59 million in the quarter. It also registered a net addition of 793,000 mobile subscribers, bringing its total base to 13.2 million. This is a turnaround from the 5,000 net disconnections recorded in the December quarter following termination of the SIM swap programme.

Pacific Bangladesh Telecom Limited (PBTL), the fourth largest mobile communications service provider in Bangladesh, is aggressively rolling out its network to cater for burgeoning demand for mobile services. In the quarter, it added 34,000 subscribers. PBTL's rapid growth has resulted in increased subscriber acquisition costs and affected its bottomline.

Year on year, the Group's regional mobile subscriber base, including SingTel and Optus, grew 31 per cent to 85 million subscribers, the largest in Asia outside China. As at 31 March 2006, excluding SingTel and Optus, the five regional associates' combined mobile subscriber base grew 34 per cent from last year to more than 76 million. During the current quarter, about 7 million subscribers were added, mainly from Bharti and Telkomsel.

Cash flow and balance sheet

The Group's return on invested capital, ROIC, has improved steadily to 17.2 per cent in this financial year. This reflects good earnings growth and careful capital management.

The Group continues to retain significant financial flexibility for further investments with free cash flow of S$2.77 billion.

With strong free cash flow and the deconsolidation of C2C's debt, net debt decreased by S$2.36 billion to S$5.01 billion from a quarter ago. Net debt was 0.78 times of EBITDA and the EBITDA interest cover was 17 times.



Outlook

The highlights of the guidance for the next financial year ending 31 March 2007 are listed below. For a full commentary on the Group's outlook, please refer to the Group's Management Discussion and Analysis document.

Group

Based on current forward foreign exchange rates for the Australian dollar, the Group expects consolidated operating revenue and EBITDA to be stable.

The Group's aspiration is to continue to deliver underlying earnings growth at double digit levels over the medium term. While the Group's ability to grow at these levels in any particular year depends on the economic developments in Singapore, Australia and the region, as well as the foreign exchange rate environment, a key driver of growth is the ability to increase the shareholdings in existing associates and make new acquisitions.

Singapore

SingTel expects operating revenue for the next financial year ending 31 March 2007 to be comparable to the current financial year.

The operational EBITDA margin for the telecoms business in Singapore is expected to remain above 50 per cent and a higher proportion of revenue is envisaged to come from Sale of Equipment. The overall operational EBITDA margin is expected to decrease slightly to mid 40 per cent levels with IT services, a lower margin business, constituting a higher proportion of total revenue. Operational EBITDA however is expected to be roughly comparable to the current financial year.

Capital expenditure is expected to be similar to the current financial year and the cash expenditure to revenue ratio should remain at high single digit levels.

SingTel expects to generate free cash flow comparable to the current financial year.

Australia

Optus is investing to deliver medium term improvements in revenue growth and margin, while restructuring to defend profitability from heightened competition and regulatory pressures.

In line with its medium term objective, Optus is targeting to exceed overall market growth. Revenue growth for the year ending 31 March 2007 is expected to increase slightly while mobile revenue growth is expected to slow down with increasing penetration of capped plans and proposed reductions in mobile termination rates by the regulator.



Optus expects operational EBITDA margin to decline but remain above 26 per cent. This decline will be partly due to changes in revenue mix and continuing pressure on mobile and corporate fixed line prices, offset by cost saving projects to contain operating costs.

Optus is maintaining its strategy of investing in new mobile and fixed line broadband networks to capture growth opportunities in the industry. For the next financial year, Optus targets capital expenditure of about A$1.2 billion.

Free cash flow is expected to decline slightly compared to the current financial year.

Associates

The pre-tax contribution from the regional mobile associates is expected to grow at double digit levels, driving similar growth in the overall contribution from associates. In line with the increase in profit contribution, cash dividends from the regional mobile associates are expected to increase.

Credit rating and dividend policy

SingTel's dividend payout ratio target ranges from 40 per cent to 50 per cent of underlying profits.

With the implementation of the proposed 2006 capital reduction, net debt and leverage will increase and SingTel will have a more efficient balance sheet.

Lorinda Leung

From: Lim Li Ching
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To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

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Announcement details :-

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00005
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Company Name :: SINGTEL
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ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/05/2006

TIME: 09:35:41

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

News Release on SingTel Fourth Quarter & Year End Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, May 04, 2006 7:36 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331910.pdf



331910.pdf (148 KB)

ASX confirms the release to the market of Doc ID: 331910 as follows:
Release Time: 04-May-2006 09:35:33
ASX Code: SGT
File Name: 331910.pdf
Your Announcement Title: News Release on SingTel Fourth Quarter and Year End Results

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Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 07:14:52
Announcement No.	00006

>> Announcement Details
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Announcement Title *	SingTel Group's Results for the Fourth Quarter and Year Ended 31 March 2006 - SGX Appendix 7.2 Announcement and ASX Appendix 4E Preliminary Final Report
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SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX APPENDIX 7.2 ANNOUNCEMENT
ASX APPENDIX 4E PRELIMINARY FINAL REPORT
FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 MARCH 2006

Contents **Page**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

RESULTS FOR ANNOUNCEMENT TO THE MARKET (APPENDIX 4E)

for the financial year ended 31 March 2006

Group	Year ended 31 March 2006 S$ Mil	2005 S$ Mil	Percentage change
Revenue from ordinary activities	13,138.4	12,617.0	4.1%
Profit from ordinary activities after taxation	4,163.3	3,268.4	27.4%
Net profit attributable to shareholders	4,163.3	3,268.4	27.4%
Net tangible assets per ordinary share (cents) [(2)]	52.27	44.23	18.2%

Group	Amount per security [(3)] (SGD cents)	Franked amount per security (SGD cents)
Dividend per share		
- final	10.0	Nil [(4)]
- interim	Nil	Nil

Record date for determining entitlements to dividends	To be announced later

Notes:

(1) "**Trust**" in this document refers to RBC Dexia Trust Services Singapore Limited, the trustee of a trust established under SingTel performance share plans.

(2) As at 31 March 2006, the number of ordinary shares was 16,687,981,014 after adjustment to exclude the number of performance shares held by the Trust.

(3) Amount per security is gross of Singapore corporate tax of 20%.

(4) Nil for Australian resident shareholders as they will not be able to obtain a tax credit or rebate in their Australian tax return for the tax deducted at source and therefore the net dividend that Australian resident shareholders will receive is SGD 8.0 cents per security.

The financial position as at 31 March 2006 and the results for the financial year ended 31 March 2006 presented in this announcement have been audited in accordance with Singapore Standards on Auditing.

The auditors' report on the full financial statements is on page 31 of this announcement.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED INCOME STATEMENTS
for the fourth quarter and financial year ended 31 March 2006

	Notes	Quarter 31 Mar 06 S$ Mil (Unaudited)	Quarter 31 Mar 05 S$ Mil (Unaudited)	Year 31 Mar 06 S$ Mil (Audited)	Year 31 Mar 05 S$ Mil (Audited)
Operating revenue		3,259.9	3,247.0	13,138.4	12,617.0
Operating expenses		(2,214.1)	(2,056.0)	(8,783.3)	(8,010.7)
Other income	2	51.6	6.5	111.6	55.5
Operational EBITDA		**1,097.4**	**1,197.5**	**4,466.7**	**4,661.8**
Compensation from IDA		84.2	84.2	337.0	337.0
Depreciation and amortisation	3	(490.0)	(513.8)	(1,976.7)	(1,975.0)
Exceptional items	4	673.2	(224.8)	815.5	(184.6)
Profit on operating activities		**1,364.8**	**543.1**	**3,642.5**	**2,839.2**
Associated and joint venture companies					
- share of ordinary results		469.4	316.7	1,648.0	1,252.2
- share of exceptional results	5	-	8.0	1.0	8.0
- share of tax		(117.8)	(96.8)	(442.5)	(315.0)
	15	351.6	227.9	1,206.5	945.2
Profit before interest and tax		**1,716.4**	**771.0**	**4,849.0**	**3,784.4**
Interest and investment income	6	16.2	32.0	137.0	89.8
Interest on borrowings	7	(96.0)	(123.3)	(486.7)	(488.5)
Profit before tax		**1,636.6**	**679.7**	**4,499.3**	**3,385.7**
Taxation	8	45.0	363.6	(338.0)	(117.1)
Profit after tax		**1,681.6**	**1,043.3**	**4,161.3**	**3,268.6**
Attributable to:					
Shareholders of the Company		1,681.5	1,042.7	4,163.3	3,268.4
Minority interests		0.1	0.6	(2.0)	0.2
		1,681.6	**1,043.3**	**4,161.3**	**3,268.6**
Underlying net profit [2]	11	**1,008.3**	**881.4**	**3,294.9**	**3,059.9**
EBITDA	12	**1,651.0**	**1,606.4**	**6,452.7**	**6,259.0**
Earnings per share attributable to shareholders of the Company					
- basic (cents)	13	10.08	6.27	24.98	19.01
- diluted (cents)	13	10.06	6.24	24.91	18.94

Notes:
(1) With effect from 1 April 2005, the financial statements have been presented under Financial Reporting Standard ("**FRS**") 1 (revised 2004), *Presentation of Financial Statements*. The comparatives have been reclassified to be consistent with the current quarter/ year.
(2) Underlying net profit is defined as profit after tax attributable to shareholders of the Company, before exceptional items and exchange differences on loan to SingTel Optus Pty Limited ("**Optus**), net of hedging.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

BALANCE SHEETS
as at 31 March 2006

	Notes	Group As at 31 Mar 06 S$ Mil	Group As at 31 Mar 05 S$ Mil	Company As at 31 Mar 06 S$ Mil	Company As at 31 Mar 05 S$ Mil
Current assets					
Cash and cash equivalents		2,770.3	3,302.9	669.8	1,290.5
Trade and other receivables		2,047.2	1,984.3	752.5	875.6
Trading investments		860.3	934.9	-	-
Available-for-sale investments		-	5.0	-	5.0
Inventories		186.3	189.4	7.5	5.5
Derivative financial instruments		6.6	-	6.6	-
		5,870.7	6,416.5	1,436.4	2,176.6
Non-current assets					
Property, plant and equipment		9,464.7	11,663.5	2,208.7	2,402.2
Intangibles		10,115.6	10,112.3	3.6	4.0
Subsidiary companies		-	-	18,678.5	18,802.4
Associated companies		5,203.1	4,285.5	25.7	30.4
Joint venture companies		1,393.8	1,190.5	74.4	133.1
Available-for-sale investments		51.7	39.0	43.3	22.1
Derivative financial instruments		302.4	312.7	239.2	273.0
Deferred tax assets		1,111.2	1,222.8	-	-
Other non-current assets		93.0	90.5	26.2	28.9
		27,735.5	28,916.8	21,299.6	21,696.1
Total assets		**33,606.2**	**35,333.3**	**22,736.0**	**23,872.7**
Current liabilities					
Trade and other payables		3,183.0	3,455.7	1,150.6	1,171.5
Due to subsidiary companies		-	-	1,023.9	298.1
Provisions		18.5	17.6	-	-
Current tax liabilities		360.0	376.2	232.9	253.7
Borrowings (unsecured)	14	690.9	963.2	564.3	1,000.0
Borrowings (secured)	14	0.7	1,163.8	-	-
Derivative financial instruments		72.8	-	72.8	-
		4,325.9	5,976.5	3,044.5	2,723.3
Non-current liabilities					
Borrowings (unsecured)	14	6,709.1	7,338.9	4,580.7	5,259.5
Borrowings (secured)	14	-	70.5	-	-
Advance billings		312.4	1,035.8	-	-
Deferred income		18.5	374.3	9.0	347.1
Derivative financial instuments		605.7	696.0	474.0	417.5
Deferred tax liabilities		375.6	424.8	282.9	323.3
Other non-current liablities		165.8	133.8	21.0	20.6
		8,187.1	10,074.1	5,367.6	6,368.0
Total liabilities		**12,513.0**	**16,050.6**	**8,412.1**	**9,091.3**
Net assets		**21,093.2**	**19,282.7**	**14,323.9**	**14,781.4**
Share capital and reserves					
Share capital		4,774.7	2,496.2	4,774.7	2,496.2
Reserves		16,315.9	16,775.0	9,549.2	12,285.2
Interests of shareholders of the Company		**21,090.6**	**19,271.2**	**14,323.9**	**14,781.4**
Minority interests		2.6	11.5	-	-
Total equity		**21,093.2**	**19,282.7**	**14,323.9**	**14,781.4**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the fourth quarter ended 31 March 2006

	Attributable to shareholders of the Company								
Group - 2006	Share Capital S$ Mil	Share Premium S$ Mil	Capital Redemption Reserve S$ Mil	Capital Reserve - Performance Shares S$ Mil	Treasury Shares [1] S$ Mil	Retained Earnings S$ Mil	Currency Translation and Other Reserves S$ Mil	Minority Interests S$ Mil	Total Equity S$ Mil
Balance as at 1 Jan 06	2,504.2	2,247.1	9.2	8.1	-	15,749.1	(882.7)	2.2	19,637.2
Fair value gains on available-for sale ("**AFS**") *investments*	-	-	-	-	-	-	0.5	-	0.5
Fair value gains transferred to income statement on sale of AFS investments	-	-	-	-	-	-	(47.4)	-	(47.4)
Cash flow hedges	-	-	-	-	-	-	56.2	-	56.2
Goodwill transferred to retained earnings on dilution	-	-	-	-	-	(1.4)	1.4	-	-
Effects of deconsolidation of subsidiary companies	-	-	-	-	-	-	(79.9)	0.5	(79.4)
Share of associated and joint venture companies' reserve movements	-	-	-	-	-	-	3.3	-	3.3
Currency translation adjustments	-	-	-	-	-	-	(175.4)	0.1	(175.3)
Net (losses) / gains recognised directly in equity	-	-	-	-	-	(1.4)	(241.3)	0.6	(242.1)
Net profit for the quarter	-	-	-	-	-	1,681.5	-	0.1	1,681.6
Total recognised gains / (losses)	-	-	-	-	-	1,680.1	(241.3)	0.7	1,439.5
Transfer to share capital upon implementation of Companies (Amendment) Act 2005	2,258.0	(2,248.8)	(9.2)	-	-	-	-	-	-
Treasury shares reclassified	-	-	-	38.1	(38.1)	-	-	-	-
Equity settled performance shares (net of tax)	-	-	-	7.3	-	-	-	-	7.3
Performance shares purchased by Trust	-	-	-	(4.2)	-	-	-	-	(4.2)
Cash paid to staff under performance share plans	-	-	-	(0.5)	-	-	-	-	(0.5)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	(0.3)	(0.3)
Issue of new shares	12.5	1.7	-	-	-	-	-	-	14.2
Balance as at 31 Mar 06	**4,774.7**	**-**	**-**	**48.8**	**(38.1)**	**17,429.2**	**(1,124.0)**	**2.6**	**21,093.2**

Note:
(1) "Treasury Shares" are accounted for in accordance with FRS 32 (revised 2004) (see Note 17).

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the fourth quarter ended 31 March 2006

	Attributable to shareholders of the Company							
Group - 2005	Share Capital S$ Mil	Share Premium S$ Mil	Capital Redemption Reserve S$ Mil	Capital Reserve - Performance Shares S$ Mil	Retained Earnings S$ Mil	Currency Translation and Other Reserves S$ Mil	Minority Interests S$ Mil	Total Equity S$ Mil
Balance as at 1 Jan 05	2,493.7	2,141.2	9.2	3.8	13,969.9	(608.3)	10.7	18,020.2
Currency translation differences	-	-	-	-	-	188.7	0.2	188.9
Share of associated and joint venture companies' reserve movements	-	-	-	-	-	1.1	-	1.1
Goodwill transferred to retained earnings on dilution	-	-	-	-	1.4	(1.4)	-	-
Net gains recognised directly in equity	-	-	-	-	1.4	188.4	0.2	190.0
Net profit for the quarter	-	-	-	-	1,042.7	-	0.6	1,043.3
Total recognised gains	-	-	-	-	1,044.1	188.4	0.8	1,233.3
Equity settled performance shares (net of tax)	-	-	-	3.9	-	-	-	3.9
Performance shares purchased by Trust	-	-	-	(20.3)	-	-	-	(20.3)
Adjustment for dividends paid to shares held by Trust(1)	-	-	-	-	0.2	-	-	0.2
Adjustment for cash contributed to Trust (1)	-	-	-	15.8	-	-	-	15.8
Issue of new shares	2.5	27.1	-	-	-	-	-	29.6
Balance as at 31 Mar 05	**2,496.2**	**2,168.3**	**9.2**	**3.2**	**15,014.2**	**(419.9)**	**11.5**	**19,282.7**

Note:
(1) These adjustments arose because the Trust was not consolidated in the first three quarters of the financial year.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (AUDITED)

for the financial year ended 31 March 2006

	Attributable to shareholders of the Company								
Group - 2006	Share Capital S$ Mil	Share Premium S$ Mil	Capital Redemption Reserve S$ Mil	Capital Reserve - Performance Shares S$ Mil	Treasury Shares S$ Mil	Retained Earnings S$ Mil	Currency Translation and Other Reserves S$ Mil	Minority Interests S$ Mil	Total Equity S$ Mil
Balance as at 1 Apr 05									
- as previously reported	2,496.2	2,168.3	9.2	3.2	-	15,014.2	(419.9)	11.5	19,282.7
- effects of adopting FRS 39	-	-	-	-	-	(0.6)	(139.3)	-	(139.9)
- restated	2,496.2	2,168.3	9.2	3.2	-	15,013.6	(559.2)	11.5	19,142.8
Fair value losses on AFS investments	-	-	-	-	-	-	(7.7)	-	(7.7)
Fair value gains transferred to income statement on sale of AFS investments	-	-	-	-	-	-	(47.4)	-	(47.4)
Cash flow hedges	-	-	-	-	-	-	108.5	-	108.5
Goodwill transferred to retained earnings on dilution	-	-	-	-	-	(13.9)	13.9	-	-
Effects of deconsolidation of subsidiary companies	-	-	-	-	-	-	(79.4)	(6.8)	(86.2)
Share of associated and joint venture companies' reserve movement	-	-	-	-	-	-	6.6	-	6.6
Currency translation differences	-	-	-	-	-	-	(559.3)	0.2	(559.1)
Net losses recognised directly in equity	-	-	-	-	-	(13.9)	(564.8)	(6.6)	(585.3)
Net profit for the year	-	-	-	-	-	4,163.3	-	(2.0)	4,161.3
Total recognised gains / (losses)	-	-	-	-	-	4,149.4	(564.8)	(8.6)	3,576.0
Transfer to share capital upon implementation of Companies (Amendment) Act 2005	2,258.0	(2,248.8)	(9.2)	-	-	-	-	-	-
Treasury shares reclassified	-	-	-	38.1	(38.1)	-	-	-	-
Equity settled performance shares (net of tax)	-	-	-	29.5	-	-	-	-	29.5
Performance shares purchased by Trust	-	-	-	(20.6)	-	-	-	-	(20.6)
Cash paid to employee under performance share plans	-	-	-	(1.4)	-	-	-	-	(1.4)
Dividends for 2004 / 2005	-	-	-	-	-	(1,733.8)	-	-	(1,733.8)
Dividends paid to minority shareholders	-	-	-	-	-	-	-	(0.3)	(0.3)
Issue of new shares	20.5	80.5	-	-	-	-	-	-	101.0
Balance as at 31 Mar 06	**4,774.7**	**-**	**-**	**48.8**	**(38.1)**	**17,429.2**	**(1,124.0)**	**2.6**	**21,093.2**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (AUDITED)

for the financial year ended 31 March 2006

	Attributable to shareholders of the Company							
Group - 2005	Share capital S$ Mil	Share premium S$ Mil	Capital redemption reserve S$ Mil	Capital reserve - performance shares S$ Mil	Retained earnings S$ Mil	Currency translation and other reserves S$ Mil	Minority interest S$ Mil	Total equity S$ Mil
Balance as at 1 Apr 04	2,677.3	4,882.3	9.2	-	12,661.4	(478.0)	49.4	19,801.6
Currency translation differences	-	-	-	-	-	56.6	(0.5)	56.1
Share of associated and joint venture companies' reserve movements	-	-	-	-	-	1.1	-	1.1
Goodwill transferred to retained earnings on dilution	-	-	-	-	(0.4)	0.4	-	-
Net (losses) / gains recognised directly in equity	-	-	-	-	(0.4)	58.1	(0.5)	57.2
Net profit for the year	-	-	-	-	3,268.4	-	0.2	3,268.6
Total recognised gains / (losses)	-	-	-	-	3,268.0	58.1	(0.3)	3,325.8
Equity settled performance shares (net of tax)	-	-	-	26.9	-	-	-	26.9
Performance shares purchased by the Trust	-	-	-	(20.3)	-	-	-	(20.3)
Payment to employee in performance shares	-	-	-	(1.0)	-	-	-	(1.0)
Transfer to liability upon modification	-	-	-	(2.4)	-	-	-	(2.4)
Loan from minority shareholder repaid	-	-	-	-	-	-	(37.3)	(37.3)
Dividends paid to minority shareholders	-	-	-	-	-	-	(0.3)	(0.3)
Final dividends for 2003 / 2004	-	-	-	-	(915.2)	-	-	(915.2)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	-	(3,010.0)
Issue of new shares	10.2	104.7	-	-	-	-	-	114.9
Balance as at 31 Mar 05	**2,496.2**	**2,168.3**	**9.2**	**3.2**	**15,014.2**	**(419.9)**	**11.5**	**19,282.7**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the fourth quarter ended 31 March 2006

Company - 2006	Share Capital S$ Mil	Share Premium S$ Mil	Capital Redemption Reserve S$ Mil	Capital Reserve - Performance Shares S$ Mil	Fair Value Reserve S$ Mil	Hedging Reserve S$ Mil	Retained Earnings S$ Mil	Total S$ Mil
Balance as at 1 Jan 06	2,504.2	2,247.1	9.2	(0.9)	20.7	(53.9)	9,382.5	14,108.9
Fair value gains on AFS investments	-	-	-	-	0.5	-	-	0.5
Cash flow hedges	-	-	-	-	-	31.5	-	31.5
Net gains recognised directly in equity	-	-	-	-	0.5	31.5	-	32.0
Net profit for the quarter	-	-	-	-	-	-	167.7	167.7
Total recognised gains	-	-	-	-	0.5	31.5	167.7	199.7
Transfer to share capital upon implementation of Companies (Amendment) Act 2005	2,258.0	(2,248.8)	(9.2)	-	-	-	-	-
Cash contribution to Trust	-	-	-	(2.5)	-	-	-	(2.5)
Equity settled performance shares (net of tax)	-	-	-	3.6	-	-	-	3.6
Issue of new shares	12.5	1.7	-	-	-	-	-	14.2
Balance as at 31 Mar 06	**4,774.7**	**-**	**-**	**0.2**	**21.2**	**(22.4)**	**9,550.2**	**14,323.9**

Company - 2005	Share Capital S$ Mil	Share Premium S$ Mil	Capital Redemption Reserve S$ Mil	Capital Reserve - Performance Shares S$ Mil	Retained Earnings S$ Mil	Total S$ Mil
Balance as at 1 Jan 05	2,493.7	2,141.2	9.2	(0.7)	9,780.1	14,423.5
Total recognised gains - net profit for the quarter	-	-	-	-	329.0	329.0
Cash contribution to Trust	-	-	-	(2.7)	-	(2.7)
Equity settled performance shares (net of tax)	-	-	-	2.0	-	2.0
Issue of new shares	2.5	27.1	-	-	-	29.6
Balance as at 31 Mar 05	**2,496.2**	**2,168.3**	**9.2**	**(1.4)**	**10,109.1**	**14,781.4**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the financial year ended 31 March 2006

Company - 2006	Share Capital S$ Mil	Share Premium S$ Mil	Capital Redemption Reserve S$ Mil	Capital Reserve - Performance Shares S$ Mil	Currency Translation Reserve S$ Mil	Fair Value Reserve S$ Mil	Hedging Reserve S$ Mil	Retained earnings S$ Mil	Total S$ Mil
Balance as at 1 Apr 05									
- as previously reported	2,496.2	2,168.3	9.2	(1.4)	(1.3)	-	-	10,110.4	14,781.4
- effects of adopting FRS 21	-	-	-	-	1.3	-	-	(1.3)	-
- effects of adopting FRS 39	-	-	-	-	-	30.1	(108.0)	(53.4)	(131.3)
- restated	2,496.2	2,168.3	9.2	(1.4)	-	30.1	(108.0)	10,055.7	14,650.1
Fair value losses on AFS investments	-	-	-	-	-	(8.9)	-	-	(8.9)
Cash flow hedges	-	-	-	-	-	-	85.6	-	85.6
Net (losses)/gains recognised directly in equity	-	-	-	-	-	(8.9)	85.6	-	76.7
Net profit for the year	-	-	-	-	-	-	-	1,229.6	1,229.6
Total recognised (losses) / gains	-	-	-	-	-	(8.9)	85.6	1,229.6	1,306.3
Transfer to share capital upon implementation of Companies (Amendment) Act 2005	2,258.0	(2,248.8)	(9.2)	-	-	-	-	-	-
Equity settled performance shares (net of tax)	-	-	-	15.0	-	-	-	-	15.0
Contribution to Trust	-	-	-	(12.5)	-	-	-	-	(12.5)
Cash paid to staff under performance share plans	-	-	-	(0.9)	-	-	-	-	(0.9)
Dividend for 2004 / 2005	-	-	-	-	-	-	-	(1,735.1)	(1,735.1)
Issue of new shares	20.5	80.5	-	-	-	-	-	-	101.0
Balance as at 31 Mar 06	**4,774.7**	**-**	**-**	**0.2**	**-**	**21.2**	**(22.4)**	**9,550.2**	**14,323.9**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
for the financial year ended 31 March 2006

Company - 2005	Share Capital S$ Mil	Share Premium S$ Mil	Capital Redemption Reserve S$ Mil	Capital Reserve - Performance Shares S$ Mil	Currency Translation Reserve S$ Mil	Retained Earnings S$ Mil	Total S$ Mil
Balance as at 1 Apr 04							
- as reported	2,677.3	4,882.3	9.2	-	(1.3)	9,765.5	17,333.0
- effects of adopting FRS 21	-	-	-	-	1.3	(1.3)	-
- restated	2,677.3	4,882.3	9.2	-	-	9,764.2	17,333.0
Total recognised gains - net profit for the year	-	-	-	-	-	1,260.3	1,260.3
Equity settled performance shares (net of tax)	-	-	-	12.4	-	-	12.4
Transfer to liability upon modification	-	-	-	(1.6)	-	-	(1.6)
Contribution to Trust	-	-	-	(12.2)	-	-	(12.2)
Final dividends for 2003 / 2004	-	-	-	-	-	(915.4)	(915.4)
Cancellation of shares	(191.3)	(2,818.7)	-	-	-	-	(3,010.0)
Issue of new shares	10.2	104.7	-	-	-	-	114.9
Balance as at 31 Mar 05	**2,496.2**	**2,168.3**	**9.2**	**(1.4)**	**-**	**10,109.1**	**14,781.4**

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED CASH FLOW STATEMENTS
for the fourth quarter and financial year ended 31 March 2006

	Quarter		Year	
	31 Mar 06 S$ Mil (Unaudited)	31 Mar 05 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)	31 Mar 05 S$ Mil (Audited)
Cash Flows from Operating Activities				
Profit before tax	1,636.6	679.7	4,499.3	3,385.7
Adjustments for				
Amortisation	15.6	3.5	33.2	11.9
Depreciation	474.4	510.3	1,943.5	1,963.1
Exceptional items	(673.2)	224.8	(815.5)	184.6
IDA compensation	(84.2)	(84.2)	(337.0)	(337.0)
Interest and investment income	(16.2)	(32.0)	(137.0)	(89.8)
Interest on borrowings	96.0	123.3	486.7	488.5
Net (gain) / loss on disposal of property, plant and equipment	(22.8)	2.1	(29.7)	6.1
Property, plant and equipment written off	-	-	-	0.1
Share of results of associated and joint venture companies (post-tax)	(351.6)	(227.9)	(1,206.5)	(945.2)
Other non-cash items	7.8	5.2	31.1	28.8
	(554.2)	525.1	(31.2)	1,311.1
Operating cash flows before working capital changes	1,082.4	1,204.8	4,468.1	4,696.8
Changes in operating assets and liabilities				
Trade and other receivables	27.3	3.3	(242.2)	(111.8)
Trade and other payables	111.7	97.9	35.1	(73.7)
Inventories	57.8	56.6	(23.6)	(24.9)
Provisions	0.5	(4.3)	0.8	(0.6)
Currency translation adjustments of subsidiary companies	(4.1)	5.1	(2.2)	(3.7)
Cash generated from operations	1,275.6	1,363.4	4,236.0	4,482.1
Dividends received from associated and joint venture companies	92.5	37.3	615.9	354.7
Income tax paid	(29.0)	(63.0)	(366.9)	(347.2)
Net cash inflow from operating activities	1,339.1	1,337.7	4,485.0	4,489.6
Cash Flows from Investing Activities				
Dividends received from other investments	0.3	-	5.4	7.4
Interest received	28.6	4.2	91.8	54.3
Payment for acquisition of subsidiary companies net of cash acquired (see **Note 1**)	(39.0)	(45.3)	(75.7)	(322.4)
Cash and cash equivalents in subsidiary companies deconsolidated (see **Note 2**)	(6.5)	-	(16.5)	-
Investment in associated and joint venture companies	-	(9.1)	(617.1)	(211.8)
Proceeds from disposal of associated and joint venture companies (net of withholding tax paid)	-	117.2	105.2	2,465.3
Long term loans to associated and joint venture companies	(1.2)	(0.4)	(1.2)	(0.4)
Long term loans to associated and joint venture companies repaid	-	(1.8)	59.9	23.9
Balance carried forward	(17.8)	64.8	(448.2)	2,016.3

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

CONSOLIDATED CASH FLOW STATEMENTS
for the fourth quarter and financial year ended 31 March 2006

	Quarter		Year	
	31 Mar 06 S$ Mil (Unaudited)	31 Mar 05 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)	31 Mar 05 S$ Mil (Audited)
Cash Flows from Investing Activities (cont'd)				
Balance brought forward	(17.8)	64.8	(448.2)	2,016.3
Investment in AFS investments	(0.9)	(0.3)	(2.5)	(2.3)
Proceeds from sale of AFS investments	72.5	97.6	72.8	153.1
Net sale / (purchase) of trading investments	122.1	(239.0)	72.3	(473.7)
Payment for purchase of property, plant and equipment	(429.7)	(431.2)	(1,713.5)	(1,428.1)
Proceeds from sale of property, plant and equipment	30.1	317.0	97.7	318.4
Recovery of investment previously written off	-	-	-	2.3
Payment for licences and other intangibles	(8.4)	(1.3)	(60.6)	(7.4)
Net cash (outflow) / inflow from investing activities	(232.1)	(192.4)	(1,982.0)	578.6
Cash Flows from Financing Activities				
Proceeds from term loans	24.5	43.9	349.1	2,143.0
Repayment of term loans	(207.0)	(43.9)	(280.6)	(2,524.6)
Repayment of bonds	(517.3)	-	(911.0)	-
Finance lease payments	(87.8)	(19.2)	(106.4)	(55.0)
Net interest paid on borrowings and swaps	(75.9)	(84.7)	(431.4)	(431.7)
Contribution to Trust	-	5.8	-	-
Performance shares purchased by Trust	(4.2)	(20.3)	(20.6)	(20.3)
Payment to employee in performance shares	-	(1.0)	-	(1.0)
Cash paid to employees under performance share plans	(0.5)	-	(1.4)	-
Capital repayment to minority shareholder	-	-	-	(19.9)
Loan from minority shareholder repaid	-	-	-	(37.3)
Dividends paid to minority shareholder	(0.3)	-	(0.3)	(172.0)
Dividends paid to shareholders	-	0.2	(1,733.8)	(915.2)
Payment for cancellation of shares on capital reduction	-	-	-	(3,010.0)
Proceeds from issue of shares	14.2	29.6	101.0	114.9
Net cash outflow from financing activities	(854.3)	(89.6)	(3,035.4)	(4,929.1)
Net change in cash and cash equivalents	252.7	1,055.7	(532.4)	139.1
Exchange effects on cash and cash equivalents	5.8	3.9	(0.2)	1.9
Cash and cash equivalents at beginning	2,511.8	2,243.3	3,302.9	3,161.9
Cash and cash equivalents at end	2,770.3	3,302.9	2,770.3	3,302.9

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS
for the fourth quarter and financial year ended 31 March 2006

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	As at 31 March	
	2006 S$ Mil	2005 S$ Mil
Fixed deposits	2,493.8	3,074.3
Cash and bank balances	276.5	228.6
	2,770.3	3,302.9

As at 31 March 2005, cash and cash equivalents of the Group included an amount of US$6.4 million or S$10.6 million pertaining to C2C Pte Ltd ("**C2C**") and its subsidiary companies ("**C2C Group**") which was subject to a fixed charge. In addition, fixed deposits of US$2.3 million or S$3.8 million were pledged to banks as security for banking facilities. As at 31 March 2006, there was no fixed charge or pledge on the cash and cash equivalents.

Note(1) : Acquisition of subsidiary companies

In the current financial year, NCS Pte Ltd., a subsidiary of the Group, acquired the remaining 30 per cent of registered capital of Shanghai Zhong Sheng Information Technology Co. Ltd and Guangzhou Zhong Sheng Information Technology Co. Ltd.

In addition, Optus acquired 100 per cent equity interest in Alphawest Limited ("**Alphawest**") in November 2005 and 77.15 per cent of Virgin Mobile Australia ("**VMA**") in January 2006, increasing its shareholding in VMA to 100 per cent. Optus also made further payments in respect of Reef Networks Pty Ltd ("**Reef**") which was acquired in March 2005.

In the previous financial year, Optus acquired 100 per cent equity interest in Uecomm Limited ("**Uecomm**") and its subsidiary companies ("**Uecomm Group**") in July 2004 and Reef in March 2005.

Fair values of identifiable net assets of the subsidiary companies acquired, which approximates their carrying value, were:

	2006 S$ Mil	2005 S$ Mil
Property, plant and equipment	97.9	278.0
Non-current assets (excluding property, plant and equipment)	35.2	25.8
Cash and cash equivalents	6.4	10.1
Current assets (excluding cash and cash equivalents)	64.3	22.6
Current liabilities	(71.9)	(44.1)
Non-current liabilities	(86.7)	(86.6)
Fair value of net assets acquired	45.2	205.8
Goodwill	82.2	127.4
Total consideration	127.4	333.2
Less: consideration not yet paid	(0.1)	(0.7)
Less: cash and cash equivalents in subsidiary companies acquired	(6.4)	(10.1)
Total cumulative cash outflow	120.9	322.4
Cash outflow in the previous financial year	45.2	-
Cash outflow in the financial year	75.7	322.4
Cash ouflow for the nine months ended 31 Dec	36.7	277.1
Net cash outflow for the fourth quarter ended 31 Mar	39.0	45.3

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

for the fourth quarter and financial year ended 31 March 2006

Note (2): Subsidiary companies deconsolidated

In the current financial year, the Group ceased to exercise control over C2C Group and IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies ("**IPACS Group**"). The cash and cash equivalents at deconsolidation of these subsidiary companies amounted to S$6.5 million and S$16.5 million for the fourth quarter and year ended 31 March 2006 respectively.

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL REPORT
for the fourth quarter and financial year ended 31 March 2006

1. BASIS OF PREPARATION

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current quarter and financial year as the most recent audited financial statements as at 31 March 2005, except for certain new or revised Financial Reporting Standard ("**FRS**") and Interpretations to FRS ("**INT FRS**") which are mandatory and relevant to its operations. The financial statements for the current financial quarter/ year and the comparatives have been amended as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 1 (revised 2004)	Presentation of Financial Statements
FRS 2 (revised 2004)	Inventories
FRS 8 (revised 2004)	Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004)	Events after the Balance Sheet Date
FRS 16 (revised 2004)	Property, Plant and Equipment
FRS 17 (revised 2004)	Leases
FRS 21 (revised 2004)	The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004)	Related Party Disclosures
FRS 27 (revised 2004)	Consolidated and Separate Financial Statements
FRS 28 (revised 2004)	Investments in Associates
FRS 31 (revised 2004)	Interests in Joint Ventures
FRS 32 (revised 2004)	Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004)	Earnings per Share
FRS 39	Financial Instruments: Recognition and Measurement
FRS 105	Non-current Assets Held for Sale and Discontinued Operations
INT FRS 101	Changes in Existing Decommissioning, Restoration and Similar Liabilities

Apart from FRS 39 and FRS 21 (revised 2004), the adoption of the new or revised FRS and INT FRS does not have any significant effect on the comparatives or the opening reserves of the Group or the Company, or on the results or financial positions of the Group or the Company for the year ended, and as at, 31 March 2006.

In accordance with the transitional provisions of FRS 39, the standard is applied prospectively and the comparative figures for the financial year ended 31 March 2005 have not been restated. Instead, the effects of adopting FRS 39 had been adjusted one-off to the opening reserves as at 1 April 2005 as follows:

Group	Retained earnings S$ Mil	Currency Translation and other reserves S$ Mil	Total S$ Mil
Fair valuation of a derivative that does not qualify for hedge accounting	(0.6)	-	(0.6)
Fair valuation of AFS investments	-	75.8	75.8
Hedge accounting			
Cash flow hedge (net of tax)	-	(161.7)	(161.7)
Net investment hedge	-	(53.4)	(53.4)
	(0.6)	(139.3)	(139.9)

Company	Retained earnings S$ Mil	Fair value reserve S$ Mil	Hedging reserve S$ Mil	Total S$ Mil
Fair valuation of a derivative that does not qualify for hedge accounting	(53.4)	-	-	(53.4)
Fair valuation of AFS investments	-	30.1	-	30.1
Hedging accounting				
Cash flow hedge	-	-	(108.0)	(108.0)
	(53.4)	30.1	(108.0)	(131.3)

The adoption of FRS 21 (revised 2004) had resulted in an increase of S$1.3 million in the Currency Translation Reserve of the Company with a corresponding S$1.3 million decrease in Retained Earnings of the Company as at 1 April 2004 and 1 April 2005.

2. OTHER INCOME

Group	Quarter		Year	
	31 Mar 06 S$ Mil (Unaudited)	31 Mar 05 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)	31 Mar 05 S$ Mil (Audited)
Rental income	1.4	1.9	5.5	9.8
Bad trade debts recovered	2.4	3.5	8.4	8.5
Net exchange gain / (loss) - trade related	1.2	(1.7)	2.0	(0.8)
Net gain / (loss) on disposal of property plant and equipment	22.8	(2.1)	29.7	(6.1)
Property, plant and equipment written off	-	-	-	(0.1)
Others	23.8	4.9	66.0	44.2
	51.6	6.5	111.6	55.5

3. DEPRECIATION AND AMORTISATION

Group	Quarter		Year	
	31 Mar 06 S$ Mil (Unaudited)	31 Mar 05 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)	31 Mar 05 S$ Mil (Audited)
Depreciation of property, plant and equipment	474.4	510.3	1,943.5	1,963.1
Amortisation of intangibles	16.6	7.6	47.9	23.0
Amortisation of sales and leaseback income	(0.2)	(6.2)	(17.9)	(24.7)
Other amortisation	(0.8)	2.1	3.2	13.6
	490.0	513.8	1,976.7	1,975.0

SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL REPORT
for the fourth quarter and financial year ended 31 March 2006

4. EXCEPTIONAL ITEMS

Group	Quarter 31 Mar 06 S$ Mil (Unaudited)	Quarter 31 Mar 05 S$ Mil (Unaudited)	Year 31 Mar 06 S$ Mil (Audited)	Year 31 Mar 05 S$ Mil (Audited)
Exceptional gains				
Gain on deconsolidation of subsidiary companies	617.7	-	617.7	-
Gain on sale of property, plant and equipment	-	117.9	-	117.9
Gain on sale / dilution of interest in associated and joint venture companies	8.3	0.5	158.7	6.9
Gain on sale of AFS investments [1]	58.7	40.2	58.7	86.0
Recovery of AFS investment previously written off	-	-	-	2.3
Writeback of impairment of AFS investments	-	1.3	-	2.7
	684.7	159.9	835.1	215.8
Exceptional losses				
Loss on deconsolidation of subsidiary companies	(1.5)	-	(9.6)	-
Adjustment to goodwill on acquisition of subsidiary company [2]	-	(333.2)	-	(333.2)
Loss on dilution of interest in associated and joint venture companies	-	(23.1)	-	(23.1)
Impairment of AFS investments	(1.0)	(5.2)	(1.0)	(6.3)
Impairment of property, plant and equipment and intangibles	(9.0)	(23.2)	(9.0)	(23.2)
Impairment of goodwill on acquisition of subsidiary company	-	-	-	(14.6)
	(11.5)	(384.7)	(19.6)	(400.4)
	673.2	(224.8)	815.5	(184.6)

Notes:
(1) For the fourth quarter and financial year ended 31 March 2006, includes fair value gains of S$47.4 million transferred from Fair Value Reserve to income statement on sale of AFS investments.
(2) The adjustment to goodwill on acquisition of subsidiary company arose from the recognition of deferred tax asset on the pre-acquisition tax losses of Optus and its subsidiary companies ("**Optus Group**"). The carrying value of goodwill was adjusted by the amount that would have been recognised if this deferred tax asset had been recognised at the date of acquisition of Optus and amortised up to 31 March 2004.

5. EXCEPTIONAL ITEMS – ASSOCIATED AND JOINT VENTURE COMPANIES

Group	Quarter 31 Mar 06 S$ Mil (Unaudited)	Quarter 31 Mar 05 S$ Mil (Unaudited)	Year 31 Mar 06 S$ Mil (Audited)	Year 31 Mar 05 S$ Mil (Audited)
Share of exceptional results (pre-tax) relating to -				
Impairment of property, plant and equipment	-	-	(7.3)	-
Others	-	8.0	8.3	8.0
	-	8.0	1.0	8.0

6. INTEREST AND INVESTMENT INCOME

Group	Quarter 31 Mar 06 S$ Mil (Unaudited)	Quarter 31 Mar 05 S$ Mil (Unaudited)	Year 31 Mar 06 S$ Mil (Audited)	Year 31 Mar 05 S$ Mil (Audited)
Interest income from				
- associated and joint venture companies	1.2	4.0	4.2	16.4
- others	33.0	16.6	102.2	56.4
	34.2	20.6	106.4	72.8
Gross dividends from investments	1.2	2.3	4.2	9.7
Net gain on sale of trading investments	-	-	-	0.6
Diminution in value of trading investments	-	(0.8)	-	(0.1)
Fair value changes of financial assets	0.5	-	(1.5)	-
Related net exchange (loss) / gain	(19.6)	4.6	(25.3)	(5.5)
Exchange gain on loan to Optus, net of hedging	-	5.3	52.9	12.3
Others	(0.1)	-	0.3	-
	16.2	32.0	137.0	89.8

7. INTEREST ON BORROWINGS

Group	Quarter 31 Mar 06 S$ Mil (Unaudited)	Quarter 31 Mar 05 S$ Mil (Unaudited)	Year 31 Mar 06 S$ Mil (Audited)	Year 31 Mar 05 S$ Mil (Audited)
Interest expense incurred on				
- bonds	122.9	133.0	523.0	535.3
- bank loans	2.6	14.2	67.2	53.4
- interest rate hedging contracts	(19.8)	(26.4)	(99.5)	(113.5)
- others	(6.1)	2.9	4.9	13.2
Changes in fair value of derivative instruments	(2.1)	-	(2.7)	-
Amortisation of bonds and related costs	2.5	1.9	8.2	6.8
	100.0	125.6	501.1	495.2
Less: amounts capitalised in balance sheet	(4.0)	(2.3)	(14.4)	(6.7)
	96.0	123.3	486.7	488.5

NOTES TO THE FINANCIAL REPORT

for the fourth quarter and financial year ended 31 March 2006

8. TAXATION

Group	Quarter 31 Mar 06 S$ Mil (Unaudited)	Quarter 31 Mar 05 S$ Mil (Unaudited)	Year 31 Mar 06 S$ Mil (Audited)	Year 31 Mar 05 S$ Mil (Audited)
Current and deferred tax expense attributable to current period's profits	134.0	165.4	606.9	646.3
Recognition of deferred tax assets on pre-acquisition tax losses of a subsidiary company	-	(380.8)	-	(380.8)
Recognition of deferred tax assets on other temporary differences [(1)]	(182.7)	(148.8)	(271.2)	(148.8)
Current and deferred tax adjustments in respect of prior years	3.7	0.6	2.3	0.4
	(45.0)	(363.6)	338.0	117.1

Note:

(1) This relates to tax benefits arising from inter-company loan.

9. BREAKDOWN OF SALES

Group	Year 31 Mar 06 S$ Mil (Unaudited)	Year 31 Mar 05 S$ Mil (Unaudited)	% change
Sales reported for first half year	6,515.8	6,141.3	6.1%
Operating profit after tax before deducting minority interest reported for first half year	1,597.9	1,465.1	9.1%
Sales reported for second half year	6,622.6	6,475.7	2.3%
Operating profit after tax before deducting minority interest reported for second half year	2,563.4	1,803.5	42.1%

NOTES TO THE FINANCIAL REPORT
for the fourth quarter and financial year ended 31 March 2006

10. OTHER INCOME STATEMENT ITEMS

Group	Quarter		Year	
	31 Mar 06 S$ Mil (Unaudited)	31 Mar 05 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)	31 Mar 05 S$ Mil (Audited)
Impairment of trade receivables	26.6	41.6	87.9	116.3
Bad trade debts written off	-	-	0.3	0.1
Allowance for inventory obsolescence	16.6	9.9	32.3	20.3
Inventory written off	3.0	1.6	3.6	2.2

11. UNDERLYING NET PROFIT

Group	Quarter		Year	
	31 Mar 06 S$ Mil (Unaudited)	31 Mar 05 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)	31 Mar 05 S$ Mil (Audited)
Profit attributable to shareholders	1,681.5	1,042.7	4,163.3	3,268.4
Adjustments for				
Exceptional items	(673.2)	224.8	(815.5)	184.6
Exceptional tax credits	-	(380.8)	-	(380.8)
Exchange difference on loan to Optus, net of hedging	-	(5.3)	(52.9)	(12.3)
Underlying net profit	1,008.3	881.4	3,294.9	3,059.9

12. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

Group	Quarter		Year	
	31 Mar 06 S$ Mil (Unaudited)	31 Mar 05 S$ Mil (Unaudited)	31 Mar 06 S$ Mil (Audited)	31 Mar 05 S$ Mil (Audited
Profit before tax	1,636.6	679.7	4,499.3	3,385.7
Adjustments for:				
Depreciation and amortisation	490.0	513.8	1,976.7	1,975.0
Exceptional items	(673.2)	224.8	(815.5)	184.6
Interest and investment income	(16.2)	(32.0)	(137.0)	(89.8)
Interest on borrowings	96.0	123.3	486.7	488.5
Share of tax of associated and joint venture companies	117.8	96.8	442.5	315.0
	1,651.0	1,606.4	6,452.7	6,259.0

13. WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES

Group	Quarter 31 Mar 06 '000 (Unaudited)	Quarter 31 Mar 05 '000 (Unaudited)	Year 31 Mar 06 '000 (Audited)	Year 31 Mar 05 '000 (Audited)
Weighted average number of ordinary shares in issue for calculation of basic earnings per share	16,682,524	16,631,611	16,666,584	17,193,201
Adjustment for assumed conversion of share options	22,383	43,520	29,062	44,056
Adjustment for potential dilutive ordinary shares	15,333	21,721	15,063	15,270
Weighted average number of ordinary shares for calculation of diluted earnings per share	16,720,240	16,696,852	16,710,709	17,252,527

The weighted average number of ordinary shares in issue had been adjusted to exclude the number of performance shares held by the Trust. No adjustment was made to earnings for the calculation of fully diluted earnings per share.

14. GROUP'S BORROWINGS AND DEBT SECURITIES

Group	As at 31 Mar 06 S$ Mil (Audited)	As at 31 Mar 05 S$ Mil (Audited)
Unsecured borrowings		
Repayable within one year	690.9	963.2
Repayable after one year	6,709.1	7,338.9
	7,400.0	8,302.1
Secured borrowings		
Repayable within one year, or on demand	0.7	1,163.8
Repayable after one year	-	70.5
	0.7	1,234.3
	7,400.7	9,536.4

Group	As at 31 Mar 06 S$ Mil (Audited)	As at 31 Mar 05 S$ Mil (Audited)
Secured borrowings		
Bank loans	-	1,045.3
Bonds	-	79.8
Finance lease liabilities	0.7	109.2
	0.7	1,234.3

Some of the finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts.

As at 31 March 2005, the bonds were secured over all the assets and undertaking of Reef with net book value of S$94.4 million (A$74.0 million).

As at 31 March 2005, S$5.3 million of the bank loans were secured over certain fixed deposits of the Group amounting to US$2.3 million or S$3.8 million while S$1.04 billion (US$630.3 million) of the bank loans were secured over the following:

(i) all shares in C2C Pte Ltd; and
(ii) all assets of C2C Group which amounted to US$960.2 million.

In addition, all sales and purchases and other agreements entered into by the C2C Group were also assigned or charged to the syndicate of bankers.

15. DETAILS OF MATERIAL ASSOCIATED AND JOINT VENTURE COMPANIES (ASX APPENDIX 4E)

Group	Year 31 Mar 06 S$ Mil (Audited)	Year 31 Mar 05 S$ Mil (Audited)
Profit before tax		
- ordinary activities	1,648.0	1,252.2
- exceptional items	1.0	8.0
	1,649.0	1,260.2
Income tax		
- ordinary activities	(442.5)	(336.5)
- exceptional items	-	21.5
	(442.5)	(315.0)
Share of net profit of associated and joint venture companies	1,206.5	945.2

	Equity interest as at		Contribution to profit after tax Year	
	31 Mar 06 %	31 Mar 05 %	31 Mar 06 S$ Mil	31 Mar 05 S$ Mil
Equity accounted associated and joint venture companies				
PT Telekommunikasi Selular	35.00	35.00	579.4	388.8
Advanced Info Service Public Company Limited	21.42	21.46	178.2	207.2
Globe Telecom, Inc.	44.60	44.63	150.3	168.8
Bharti Tele-Ventures Limited	30.51	28.46	243.5	150.3
Others			55.1	30.1
			1,206.5	945.2

The details of associated and joint venture companies are set out in Note 27 and Note 28 to the financial report respectively.

16. DETAILS OF ENTITIES OVER WHICH CONTROL HAS BEEN GAINED OR LOST DURING THE FINANCIAL YEAR (ASX APPENDIX 4E)

Name of entity	Alphawest Limited
Date of gain of control	1 November 2005
Contribution to current year's profit	S$2.1 million Net Loss After Tax

Name of entity	Virgin Mobile Australia
Date of gain of control	12 January 2006
Contribution to current year's profit	S$2.0 million Net Loss After Tax

Name of entity	IPACS Computer Services (S) Pte. Ltd and its subsidiary companies
Date of lost of control	29 December 2005
Contribution to current year's profit	S$4.7 million Net Loss After Tax
Contribution to last year's profit	S$0.1 million Net Profit After Tax

Name of entity	C2C Pte Ltd and its subsidiary companies
Date of lost of control	7 February 2006
Contribution to current year's profit	S$121.0 million Net Loss After Tax
Contribution to last year's profit	S$131.0 million Net Loss After Tax

17. SHARE CAPITAL AND OTHER EQUITY INFORMATION

Group and Company	As at 31 Mar 06 S$ Mil (Audited)
Issued ordinary shares ("**Shares**")	
Balance as at 1 January - 16,694,470,616 Shares	2,504.2
Issue of 8,847,700 Shares	12.5
Transfer on implementation of Companies (Amendment) Act 2005	
- share premium	2,248.8
- capital redemption reserve	9.2
Balance as at 31 March - 16,703,318,316 Shares	4,774.7

(a) Implementation of Companies (Amendment) Act 2005

With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balances in Share Premium and Capital Redemption Reserve within equity as at 30 January 2006 had been reclassified to the Company's Share Capital.

The Trust acquires shares in the Company from the open market for delivery to participants upon vesting of performance shares awarded under the Group's performance share plans. Such shares are designated as treasury shares. The cost of unvested shares purchased by the Trust on 30 January 2006 was transferred from Capital Reserve – Performance Shares to Treasury Shares within equity.

Before 30 January 2006, the cost of SingTel shares purchased by the Trust, whether vested or unvested, was taken against Capital Reserve - Performance Shares in the consolidated financial statements.

(b) Changes to share capital

In the current quarter ended 31 March 2006, the Company issued 8,847,700 ordinary shares upon the exercise of 8,847,700 share option at the exercise price of S$1.33 to S$2.29 per share.

(c) Outstanding share options

The number of share options under the **Singapore Telecom Share Option Scheme 1999** as at 31 March 2006 was 68,919,087 (31 March 2005: 132,271,462).

The number of share options under the **Optus Executive Option Plan** as at 31 March 2006 was 3,453,600 (31 March 2005: 3,912,750). Under the Optus Executive Option Plan, on the exercise of these options, Optus will discharge its obligations by procuring the issue to the Optus option holder of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 31 March 2006 was 74,652,063 (31 March 2005: 138,766,627).

(d) Performance shares

As at 31 March 2006, the number of outstanding performance shares under the SingTel Executives' Performance Share Plan and SingTel Performance Share Plan was 88,566,188 (31 March 2005: 65,793,259).

18. NET ASSET VALUE

	Group As at		Company As at	
	31 Mar 06 (Audited)	31 Mar 05 (Audited)	31 Mar 06 (Audited)	31 Mar 05 (Audited)
Net asset value per ordinary share	126.27¢	115.86¢	85.75¢	88.82¢

19. CONTINGENT LIABILITIES

(a) Guarantees

As at 31 March 2006

(i) The Group and Company provided a guarantee to a third party for due performance by a wholly owned subsidiary for its obligations and liabilities under a S$45.0 million (31 March 2005: S$45.0 million) contract to provide information technology services.

(ii) The Group and Company provided bankers' guarantees and insurance bonds of S$154.0 million and S$18.4 million (31 March 2005: S$135.4 million and S$19.4 million) respectively.

(iii) A subsidiary company provided performance guarantees amounting to US$64.0 million (S$103.6 million) (31 March 2005: US$64.0 million) to a third party in respect of a joint venture company.

(b) Audit of tax losses

As at 31 March 2006, Optus Group had estimated unutilised tax losses of approximately A$647 million (S$749 million) (31 March 2005: A$1.26 billion) with tax effect of A$194 million (S$225 million) (31 March 2005: A$378 million) which were available for set off against future taxable income subject to the income tax regulations in Australia.

As previously disclosed, the Australian Taxation Office ("**ATO**") commenced an audit of the Optus Group's entitlement to carried forward tax losses.

In the current quarter ended 31 March 2006, the ATO has completed the audit and concluded that no amendment is necessary for the Optus Group's tax returns for the years under review.

(c) Claim by Seven Network Limited

As disclosed in the previous financial year, Seven Network Limited and one of its subsidiary companies ("**Seven**") have commenced proceedings in the Federal Court against Optus, Optus Vision Pty Limited ("**Optus Vision**", a subsidiary company of Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited.

The proceedings allege anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus and Optus Vision allege breaches of the Trade Practice Act, breach of contract and deceitful conduct in relation to certain subscription television content contracts. Seven claims damages, injunctions and other orders. Optus is vigorously defending the claims. Optus Vision has also filed a cross-claim against Seven, alleging misleading and deceptive conduct and breaches of contract by Seven.

The hearing of the case commenced in September 2005 with final submissions to the judge expected in September 2006.

(d) Disputes with international service providers

As previously reported, Optus is in dispute with certain international service providers regarding amounts due under contracts. Optus has also been notified of claims by other international service providers. Optus is vigorously defending all these claims.

20. DIVIDENDS

	Group		Company	
	2006 S$ Mil (Audited)	2005 S$ Mil (Audited)	2006 S$ Mil (Audited)	2005 S$ Mil (Audited)
Total annual dividend				
Ordinary	1,733.8	915.2	1,735.1	915.4
Preference	-	-	-	-
Total	1,733.8	915.2	1,735.1	915.4

In the current financial year, a final ordinary dividend of 8.0 cents per share, and special dividend of 5.0 cents per share, less tax at 20%, amounting to S$1.73 billion and S$1.74 billion for the Group and Company respectively was paid in respect of the financial year ended 31 March 2005. The amount paid out by the Group differs from that paid out by the Company due to dividends on performance shares held by the Trust that are eliminated on consolidation of the Trust.

The directors have recommended a final ordinary dividend of 10.0 cents per share, less tax at 20%, amounting to S$1.34 billion for the Group and Company for the financial year ended 31 March 2006 for approval at the Annual General Meeting to be held on 28 July 2006. This report does not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2007.

The date on which Registrable Transfers received by the Company (up to 5.00 p.m.) will be registered before entitlements to the dividend are determined, as well as the date the dividend is payable, will be announced in due course.

NOTES TO THE FINANCIAL REPORT
for the fourth quarter and financial year ended 31 March 2006

21. SEGMENT INFORMATION

Primary reporting format – Geographical segment

Group - 2006 (Audited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	3,904.9	9,046.9	186.6	-	13,138.4
Inter-segment revenue	48.5	-	111.3	(159.8)	-
Operating revenue	3,953.4	9,046.9	297.9	(159.8)	13,138.4
Segment results	1,235.6	1,168.0	(69.3)	44.1	2,378.4
Other income	114.6	40.8	0.7	(44.5)	111.6
Compensation from IDA	337.0	-	-	-	337.0
Profit / (Loss) before exceptional items	1,687.2	1,208.8	(68.6)	(0.4)	2,827.0
Exceptional items					
- allocated	88.4	-	669.5	-	757.9
- unallocated					57.6
Profit on operating results					3,642.5
Share of results of associated and joint venture companies	42.0	13.2	1,151.3	-	1,206.5
Profit before interest and tax					4,849.0
Interest and investment income					137.0
Interest on borrowings					(486.7)
Profit before tax					4,499.3

Group - 2005 (Audited)	Singapore S$ Mil	Australia S$ Mil	Others S$ Mil	Elimination S$ Mil	Total S$ Mil
Total revenue from external customers	3,808.7	8,592.4	215.9	-	12,617.0
Inter-segment revenue	29.3	-	94.5	(123.8)	-
Operating revenue	3,838.0	8,592.4	310.4	(123.8)	12,617.0
Segment results	1,332.5	1,350.0	(101.2)	50.0	2,631.3
Other income	67.0	35.1	2.2	(48.8)	55.5
Compensation from IDA	337.0	-	-	-	337.0
Profit / (Loss) before exceptional items	1,736.5	1,385.1	(99.0)	1.2	3,023.8
Exceptional items					
- allocated [1]	101.1	(318.2)	(41.0)	-	(258.1)
- unallocated					73.5
Profit on operating results					2,839.2
Share of results of associated and joint venture companies	54.0	(15.6)	906.8	-	945.2
Profit before interest and tax					3,784.4
Interest and investment income					89.8
Interest on borrowings					(488.5)
Profit before tax					3,385.7

Note:
(1) Included adjustment to goodwill on acquisition of subsidiary company of S$333.2 million arising from the recognition of a deferred tax asset on the pre-acquisition tax losses of Optus Group in accordance with FRS 12 and FRS 103 under the Australia segment.

Group - 2006 (Audited)	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	6,103.4	6,080.6	921.0	33.4	13,138.4

Group - 2005 (Audited)	Wireline S$ Mil	Wireless S$ Mil	IT & Engineering S$ Mil	Others S$ Mil	Total S$ Mil
Operating revenue from external customers	6,156.9	5,688.2	761.8	10.1	12,617.0

22. REVIEW OF PERFORMANCE OF THE GROUP

Please refer to the Management Discussion and Analysis of the Group for the fourth quarter and financial year ended 31 March 2006.

23. WHERE A FORECAST, OR A PROSPECT STATEMENT, HAS BEEN PREVIOUSLY DISCLOSED TO SHAREHOLDERS, ANY VARIANCE BETWEEN IT AND THE ACTUAL RESULTS

Please refer to the Management Discussion and Analysis of the Group for the fourth quarter and financial year ended 31 March 2006.

24. A COMMENTARY AT THE DATE OF THE ANNOUNCEMENT OF THE SIGNIFICANT TRENDS AND COMPETITIVE CONDITIONS OF THE INDUSTRY IN WHICH THE GROUP OEPRATES AND ANY KNOWN FACTORS OR EVENTS THAT MAY AFFECT THE GROUP IN THE NEXT REPORTING PERIOD AND THE NEXT 12 MONTHS

Please refer to the Management Discussion and Analysis of the Group for the fourth quarter and financial year ended 31 March 2006.

25. The financial position as at 31 March 2006 and the results for the financial year ended 31 March 2006 presented in this announcement have been audited in accordance with Singapore Standards on Auditing.

26. PROPOSED CAPITAL REDUCTION

SingTel is proposing a capital reduction involving the cancellation of 1 out of every 20 issued shares of the Company as at a date to be determined by the directors of the Company, in exchange for a cash payment of S$2.74 for each share to be cancelled. Based on the number of issued shares of the Company as at 31 March 2006, an aggregate of approximately S$2.29 billion will be returned to shareholders and approximately 835.2 million shares will be cancelled.

The proposed capital return requires, *inter alia*, approval by the Company's shareholders at an Extraordinary General Meeting to be held in July 2006. Assuming all approvals are obtained, the cash distribution in respect of the capital reduction is expected to be paid in September 2006.

NOTES TO THE FINANCIAL REPORT
for the fourth quarter and financial year ended 31 March 2006

27. ASSOCIATED COMPANIES OF THE GROUP

Name of Company	Percentage of effective equity held by the Group as at 31 March 2006 %	2005 %
Abacus Travel Systems Pte Ltd	30.0	30.0
ADSB Telecommunications B.V.	25.6	25.6
Advanced Info Service Public Company Limited	21.4	21.5
APT Satellite Holdings Limited	20.3	20.3
APT Satellite International Company Limited	28.6	28.6
Bharti Telecom Limited	32.8	27.0
Bharti Tele-Ventures Limited	30.5	28.5
Globe Telecom Holdings, Inc	47.6	47.6
Infoserve Technology Corp.	25.0	25.0
New Century Infocomm Tech. Co., Ltd.	24.5	24.5
PT Telekomunikasi Selular	35.0	35.0
Singapore Post Limited	25.8	30.9
VA Dynamics Sdn Bhd	49.0	49.0

28. JOINT VENTURE COMPANIES OF THE GROUP

	Percentage of effective equity held by the Group as at 31 March	
	2006	2005
Name of Company	%	%
Acasia Communications Sdn Bhd	16.7	16.7
ACPL Marine Pte Ltd	41.7	41.7
APT Satellite Telecommunications Limited (1)	56.2	56.2
Arus Dimensi Sdn Bhd	49.0	49.0
ASEAN Cableship Pte Ltd	16.7	16.7
ASEAN Telecom Holdings Sdn Bhd	16.7	16.7
Asiacom Philippines, Inc.	40.0	40.0
Bharti Aquanet Limited	49.0	49.0
Bridge Mobile Pte. Ltd	38.8	44.0
Digital Network Access Communications Pte Ltd	50.0	50.0
Globe Telecom, Inc.	44.6	44.6
ILJIN C2C Ltd	-	29.2
Indian Ocean Cableship Pte Ltd	50.0	50.0
Integrated Payment Venture Pte Ltd	50.0	50.0
International Cableship Pte Ltd	45.0	45.0
Main Event Television Pty Limited	33.3	33.3
Network i2i Limited	50.0	50.0
Pacific Blangladesh Telecom Limited	45.0	-
Pacific Carriage Holdings Limited	40.0	40.0
PT Bukaka SingTel International	40.0	40.0
Radiance Communications Pte Ltd	50.0	50.0
Southern Cross Cable Holdings Limited	40.0	40.0
TeleTech Park Pte Ltd	40.0	40.0
Virigin Mobile (Australia) Pty Limited (2)	-	25.9

Notes:

(1) The Group regards this company as a joint venture company, notwithstanding that it has more than 50% of the company's issued share capital, because it exercises joint control.

(2) During the current quarter and financial year ended 31 March 2006, the Group increased its equity interest in VMA from 25.9% to 100%. Following this increase, VMA was reclassified from a joint venture company to a subsidiary company.

The auditors' report on the full financial statements of Singapore Telecommunications Limited for the financial year ended 31 March 2006 is as follows:

"AUDITORS' REPORT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED
For the financial year ended 31 March 2006

We have audited the accompanying financial statements of Singapore Telecommunications Limited for the financial year ended 31 March 2006, comprising the balance sheet and the statement of changes in equity of the Company, and the consolidated financial statements of the Group. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet and statement of changes in equity of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2006, and the changes in equity of the Company and of the Group for the financial year ended on that date and the results and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
3 May 2006"

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, May 04, 2006 7:15 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, May 04, 2006 7:14:52 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 04-May-2006 07:14:19
Broadcast Date & Time :: 04-May-2006 07:14:52
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
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Exchange Centre
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Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/05/2006

TIME: 09:35:41

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

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If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

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PLEASE NOTE:
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Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, May 04, 2006 7:36 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331913.pdf



331913.pdf (238 KB)

ASX confirms the release to the market of Doc ID: 331913 as follows:
Release Time: 04-May-2006 09:35:33
ASX Code: SGT
File Name: 331913.pdf
Your Announcement Title: SGx App 7.2 Announcement and ASX App 4E Preliminary Final Re

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 07:16:30
Announcement No.	00007

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The details of the announcement start here ...

Announcement Title *	News Release - SingTel declares shareholder payout of S$4 billion through capital reduction and dividend
Description	
Attachments:	 capreduct-newsrelease.pdf Total size = **124K** (2048K size limit recommended)

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News Release

SingTel declares shareholder payout of S$4 billion through capital reduction and dividend

Singapore, 4 May 2006 – Singapore Telecommunications Limited (SingTel) today announced that it is proposing a total payout of S$4 billion to shareholders via a S$2.3 billion capital reduction and a S$1.7 billion final gross dividend for financial year 2005/06.

The Board of Directors has recommended a 25 per cent increase in the final gross dividend for the year ended 31 March 2006 to 10 cents a share, up from 8 cents last year.

Based on the 16.7 billion SingTel shares currently in issue, the proposed capital reduction will involve the cancellation of about 835 million SingTel shares or about five per cent of SingTel's total issued share capital. Pursuant to the capital reduction, it is proposed that shareholders will have one SingTel share cancelled for every 20 SingTel shares they own as at a books closure date, which will be announced later.

For each SingTel share cancelled, shareholders will receive S$2.74 based on the average closing prices of SingTel shares traded on the Singapore Exchange from 24 April 2006 to 28 April 2006 (both dates inclusive). The equivalent amount in Australian Dollars, at a foreign exchange rate to be determined over five market days prior to the books closure date, will be paid to holders of CHESS Units of Foreign Securities of SingTel.

SingTel Group CEO Mr Lee Hsien Yang said: "This is the second time we have chosen to return cash to our shareholders through a capital reduction. There are several reasons for this decision.

"A capital reduction will help us achieve an optimal capital structure while maintaining financial flexibility. The Group's earnings per share and return on equity will also be enhanced. There is no dilution for shareholders after the exercise because every shareholder will own roughly the same proportion of the company's issued share capital as before. Ultimately, capital reduction helps to increase value for our shareholders."

Based on the Group's results for the year ended 31 March 2006, on a pro forma basis, the proposed capital reduction will raise earnings per share by 5.3 per cent to 26.30 cents and return on equity from 20.6 per cent to 23.3 per cent.

The proposed capital reduction requires, *inter alia*, approval by shareholders at an Extraordinary General Meeting to be held in July 2006 and thereafter by the High Court of Singapore. Assuming all approvals are received, it is currently expected that



shareholders will be paid the cash distribution from the capital reduction in September 2006.

A list of frequently asked questions accompanies this news release. Full details of the proposed capital reduction can be found in SingTel's announcement to the Singapore Exchange and the Australian Stock Exchange available at www.singtel.com/investor.

~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~



Capital Reduction – Frequently Asked Questions

1. Why is SingTel carrying out a capital reduction?

The capital reduction exercise will optimise SingTel's capital structure. It will enhance the Group's earnings per share and improve its return on equity. More importantly, there is no dilution for shareholders with capital reduction.

After the capital reduction, the Group's financial position is expected to remain strong with leverage at a comfortable level. Healthy cash flow generation is expected to support its operating needs and to fund new business opportunities.

2. How is the cash distribution price of S$2.74 per share determined?

The price of S$2.74 as cash distribution for each SingTel share cancelled is based on the average closing prices of SingTel shares traded on the SGX-ST from 24 April 2006 to 28 April 2006 (both dates inclusive) (28 April 2006 being the latest practicable date prior to the date of the announcement of the capital reduction).

3. How did SingTel decide on a ratio of one share to be cancelled for every 20 shares held?

SingTel assessed its funding requirements and decided to return approximately S$2.3 billion to shareholders. Based on a share price of S$2.74, this results in about 835 million SingTel shares to be cancelled, or five per cent of SingTel's current issued share capital of 16.7 billion shares. The ratio of one share for every 20 held is equivalent to about five per cent.

4. How do I calculate how many of my SingTel shares will be cancelled? How much cash will I receive in exchange?

Save as otherwise described below, one SingTel share will be cancelled for every 20 you hold as at a books closure date to be announced.

The number of SingTel shares to be cancelled may be reduced by rounding-up (where applicable), to the nearest multiple of 10 shares, the number of SingTel shares held by you after the 20-for-one cancellation of SingTel shares.

However, no rounding-up will be applied if your resultant shareholding arising from the rounding-up is greater than your original shareholding in SingTel. In this case, the number of shares to be cancelled will be based solely on the 20-for-one cancellation ratio.



As no fraction of a SingTel share will be cancelled, you will be excluded from the capital reduction if you have fewer than 20 SingTel shares. If your resultant shareholding following the rounding-up as described above is equal to your original shareholding in SingTel, none of your SingTel shares will be cancelled.

The following is an example for a shareholder with 1,430 SingTel shares:

	Number of shares
Before capital reduction	1,430
After capital reduction	
One share cancelled for every 20	(71)
Balance	1,359
Rounding up of shares to nearest multiple of 10	1,360
Final number of shares to be cancelled	70
Cash proceeds received by shareholder	S$191.80
Cash proceeds received by CUFS holder (based on an illustrative exchange rate of A$1 to S$1.1931, on 28 April 2006)	A$160.76

The table below shows the pre- and post-reduction number of SingTel shares for Group A and ST-2 shareholders who own the following number of SingTel shares:

Before capital reduction	1 for 20 cancelled	After capital reduction
650	(30)	620
780	(30)	750
910	(40)	870
1,430	(70)	1,360
1,560	(70)	1,490
1,690	(80)	1,610

For further assistance, please visit http://www.singtel.com/investor to use the on-line calculator.

5. Who is eligible for the capital reduction exercise?

The following groups of persons are eligible to participate in the capital reduction based on the SingTel shares or CUFS held as at the Books Closure Date ("Relevant Shareholders"):

- CPF members

  Holders of Group A shares and ST-2 shares which are shares offered at preferential fixed prices of S$1.90 and S$2.50 per share in October 1993 and August 1996 respectively. The Group A shares and ST-2 shares are held by CPF on behalf of CPF members.



- <u>CUFS holders</u>

  Holders of CUFS (or CHESS Units of Foreign Securities relating to shares in SingTel). The CUFS are held by CDN (or CHESS Depositary Nominees Pty Limited) on behalf of CUFS holders.

- <u>Shareholders</u>

  Persons who are registered in SingTel's register as holders of SingTel shares, except that where the registered holder is CDP, this means the depositors (other than CPF or CDN) who have shares credited to their securities accounts with CDP. This does not include persons who maintain securities sub-accounts with depositary agents.

Note:

a. Relevant Shareholders who hold or own less than 20 SingTel shares will not be entitled to have their shares cancelled pursuant to the capital reduction.
b. The rounding up described in question 4 above does not apply to persons such as securities sub-account holders, CPF members whose SingTel shares are held on their behalf by CPF agent banks and persons whose SingTel shares are held on their behalf by financial institutions under the Supplementary Retirement Scheme or by nominees. SingTel expects that the entitlements of such persons to any cash distribution will be allocated by the relevant main account holder on a *pro rata* basis, based on the number of SingTel shares owned by each such person. On or after the date on which the capital reduction takes effect, the relevant number of SingTel shares from the securities account of the main account holder will be reduced, and the main account holder will correspondingly reduce the number of shares held by such persons.

6. How will I, as a SingTel shareholder, benefit from this?

SingTel shareholders will benefit from this capital reduction. The key benefits are as follows:

- SingTel's earnings per share is expected to improve as its number of issued shares will be lower after the reduction. Each shareholder's proportionate ownership and voting rights in the company's issued share capital also remain substantially unchanged.

- The proposed capital reduction would enable SingTel to achieve the right level of capital structure, i.e. a right mix of debt and equity. An optimal capital structure will enable the company to generate the most efficient level of returns from its capital resources, thus benefiting shareholders.


SingTel

7. When will I receive the final dividend and proceeds from the capital reduction?

The final dividend of 10 cents a share, if approved at the Annual General Meeting to be held in July 2006, is expected to be paid to you, less tax at 20 per cent, in August 2006.

The proposed capital reduction requires, among other things, approval by SingTel shareholders at an Extraordinary General Meeting to be held in July 2006 and thereafter by the High Court of Singapore. Assuming all approvals are received, it is currently expected that you will be paid the cash distribution in respect of the proposed capital reduction in September 2006.

Shareholders who hold SingTel Group A and/or ST-2 shares will have the final dividend and proceeds from the capital reduction credited into their CPF Ordinary Accounts.

8. On what date will the capital reduction exercise be effective, i.e. when will my shareholding be reduced?

Books closure is expected in September 2006 (the "Books Closure Date"). Shareholders who are duly registered as at this date will have their shares cancelled (where applicable) and later receive the cash distribution of S$2.74 for each share cancelled.

Indicative timeline (actual dates will be announced in due course):

Date of EGM – 28 July 2006
Court approval – August 2006
Books Closure Date – September 2006
Earliest expected payment date for cash distribution – September 2006

9. Do shareholders in Australia receive their proceeds in S$ or A$? If it is A$, what exchange rate will be used?

Holders of CUFS (or CHESS Units of Foreign Securities relating to shares in SingTel) will receive their cash distribution in the Australian Dollar equivalent of S$2.74 for each CUFS cancelled. The exchange rate to be used for conversion will be the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar selected by a SingTel Director prevailing over the five market days immediately preceding the Books Closure Date.



10. Where are the funds coming from?

The capital reduction will be financed by the Group's existing cash generated from the business operations and short-term investments.

The SingTel Directors are of the opinion that the cash distribution under the capital reduction of approximately S$2.3 billion is in excess of the Group's needs and there are sufficient resources to fund the near-term operating and investment needs of the Group.

11. Will I have to pay tax on proceeds from the capital reduction?

The tax implications of the capital reduction to you will vary depending on your specific circumstances such as your income bracket and the nature of your holdings.

Generally, for most shareholders in Singapore, the proceeds are likely to be regarded as capital in nature and capital gains are not taxable in Singapore. Relevant Shareholders are generally not subject to Singapore tax on a return of capital unless they are traders in securities, or have classified their investments as trading stocks, marketable securities or short-term investments.

For shareholders resident in Australia who are holding SingTel shares or CUFS on capital account, that is, not on revenue account or as a trading stock or with a profit-making intention, it is likely that the proposed capital reduction should be a capital gains tax event for Relevant Shareholders in relation to each Share or CUFS cancelled. Any gain may therefore be subject to Australian capital gains tax. The Company will seek confirmation from the Australian Tax Office on the Australian tax consequences, and will make an announcement after it receives such confirmation.

The above statements should not be regarded as advice on the tax position of any shareholder, and shareholders should consult their own professional advisers.

12. For shareholders who end up with odd lots after the share cancellation, are there special arrangements with brokers to reduce minimum brokerage fees?

Under the proposed capital reduction, the resultant number of shares held by shareholders following the cancellation will be rounded up (where applicable) to the nearest multiple of 10 shares, which is the minimum trading board lot on SGX-ST. This is intended to minimise (where possible) holdings of less than multiples of 10 shares.

It is expected that SingTel will make arrangements with brokerage firms in relation to their minimum brokerage fees for trades in odd lots. We will announce the details at a later date.

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, May 04, 2006 7:17 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, May 04, 2006 7:16:30 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
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Announcement details :-

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00007
Submission Date & Time :: 04-May-2006 07:15:58
Broadcast Date & Time :: 04-May-2006 07:16:30
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
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>> CLICK HERE for the full announcement deta! ils.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/05/2006

TIME: 09:37:08

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Proposed Capital Reduction

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, May 04, 2006 7:37 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331915.pdf



331915.pdf (124 KB)

ASX confirms the release to the market of Doc ID: 331915 as follows:
Release Time: 04-May-2006 09:37:05
ASX Code: SGT
File Name: 331915.pdf
Your Announcement Title: News Release on Capital Reduction and Dividend

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* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 07:18:17
Announcement No.	00008

>> Announcement Details
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Announcement Title *	Announcement - Proposed Capital Reduction
Description	
Attachments:	 capreduct-ann.pdf Total size = **37K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

PROPOSED CAPITAL REDUCTION

1. INTRODUCTION

The Board of Directors of Singapore Telecommunications Limited ("**SingTel**" or the "**Company**") wishes to announce a proposed capital reduction of the Company (the "**Capital Reduction**") involving the cancellation of approximately 835 million ordinary shares in the issued share capital of the Company (the "**Shares**"), representing approximately 5 per cent. of the issued share capital of the Company as at 28 April 2006 (the "**Latest Practicable Date**"), being the latest practicable date prior to the date of this Announcement.

Pursuant to the Capital Reduction, the Company will, subject to the Rounding-Up (as defined below), cancel one Share for every 20 Shares (the "**Reduction Ratio**") held by or on behalf of each of the following parties (the "**Relevant Shareholders**") as at a date to be determined by the Directors of the Company (the "**Books Closure Date**"):

(a) SingTel Ordinary Shareholders (as defined in footnote (1) below);

(b) persons who had acquired Shares using moneys from their CPF Ordinary Accounts at preferential fixed prices of S$1.90 per Share pursuant to the prospectus dated 9 October 1993 issued by the Company (the "**Group A Shares**"), and S$2.50 per Share pursuant to letters dated 20 August 1996 from the Ministry of Finance (the "**ST-2 Shares**"), whose Group A Shares and ST-2 Shares are held on their behalf by the Central Provident Fund Board; and

(c) holders of CHESS Units of Foreign Securities of SingTel ("**CUFS**"), whose Shares are held on their behalf by CHESS Depositary Nominees Pty Limited.

Relevant Shareholders who hold or own less than 20 Shares as at the Books Closure Date will not be subject to, and their Shares will not be cancelled pursuant to, the Capital Reduction.

The resultant number of Shares that would have been held by or on behalf of each Relevant Shareholder following the proposed cancellation of Shares based on the Reduction Ratio will be rounded up (where applicable) to the nearest multiple of 10 Shares (the "**Rounding-Up**").

---

(1) "SingTel Ordinary Shareholders" means persons who are registered as holders of Shares in the Register of Members of the Company except that where the registered holder is The Central Depository (Pte) Limited, the term "SingTel Ordinary Shareholders" shall mean the Depositors (other than the Central Provident Fund Board and CHESS Depositary Nominees Pty Limited) who have Shares credited to their Securities Accounts. The term "Securities Accounts" does not include sub-accounts held with a Depository Agent. The terms "Depositor" and "Depository Agent" shall have the respective meanings ascribed to them in Section 130A of the Companies Act, Chapter 50.

Consequently, the number of Shares proposed to be cancelled from such Relevant Shareholder may be reduced accordingly (please refer to the illustration in paragraph 2.5 below). In the event that the resultant number of Shares arising from the Rounding-Up:

(a) is greater than that held or owned by such Relevant Shareholder prior to the Capital Reduction being effected, no Rounding-Up will be applied and the number of Shares proposed to be cancelled from such Relevant Shareholder will be the number of Shares cancelled based solely on the Reduction Ratio; or

(b) is equal to that held or owned by such Relevant Shareholder prior to the Capital Reduction being effected, no Shares shall be cancelled from such Relevant Shareholder.

The Rounding-Up is intended to enable the Relevant Shareholders to own Shares in multiples of 10 Shares, which is the minimum trading board lot for Shares on Singapore Exchange Securities Trading Limited ("**SGX-ST**"), after the Capital Reduction.

In exchange for the cancellation of Shares pursuant to the Capital Reduction, the Company will make a cash distribution to the Relevant Shareholders of S$2.74 for each Share cancelled pursuant to the Capital Reduction. Holders of CUFS will receive their cash distribution in the Australian Dollar equivalent of S$2.74 for each CUFS cancelled, based on the average of the quoted exchange rates between the Australian Dollar and the Singapore Dollar as selected by a Director of the Company prevailing over the five market days immediately preceding the Books Closure Date.

The actual number of Shares to be cancelled pursuant to the Capital Reduction may be adjusted, based on the issued share capital of the Company as at the Books Closure Date.

2. THE CAPITAL REDUCTION

2.1 **Capital Reduction**. The Company is proposing to return to the Relevant Shareholders S$2.74 in cash for each Share held by or on their behalf as at the Books Closure Date which is cancelled pursuant to the Capital Reduction. Based on the issued share capital of the Company of approximately S$4.8 billion comprising approximately 16.7 billion Shares as at the Latest Practicable Date:

(a) an aggregate amount of approximately S$2.3 billion will be returned to the Relevant Shareholders pursuant to the Capital Reduction; and

(b) approximately 835 million Shares will be cancelled under the Capital Reduction.

2.2 **Share Options and Share Awards**. The Company has granted share options (the "**Share Options**") under the Singapore Telecom Share Option Scheme 1999 and the Optus Executive Option Plan which are exercisable into Shares. The Company has also granted awards under the SingTel Performance Share Plan pursuant to which the Company may issue new Shares pursuant to the terms of share awards granted thereunder (the "**PSP Share Awards**").

Accordingly, the actual number of Shares to be cancelled pursuant to the Capital Reduction

will be based on the issued share capital of the Company as at the Books Closure Date, taking into account the issue of Shares arising from the exercise of any Share Options and/or the vesting of any PSP Share Awards on or before the Books Closure Date.

2.3 **Funds for the Capital Reduction.** The Capital Reduction will be financed from short-term investments, cash on deposit, and cash and bank balances of the Company and its subsidiaries (the "**SingTel Group**"). As at 31 March 2006, the SingTel Group had S$3.6 billion of short-term investments, cash on deposit, and cash and bank balances.

The Directors of the Company are of the opinion that the cash distribution of approximately S$2.3 billion, to be returned to the Relevant Shareholders pursuant to the Capital Reduction, is in excess of the needs of the SingTel Group and that the financial resources available to the SingTel Group and the Company's share capital base following the Capital Reduction will be sufficient for the foreseeable near-term operating and investment needs of the SingTel Group.

2.4 **Cash Distribution.** The price of S$2.74 for each Share so cancelled is based on the average of the last transacted prices of the Shares traded on the SGX-ST for the five market days from (and including) 24 April 2006 to (and including) the Latest Practicable Date.

2.5 **Illustration for Owners of Shares/CUFS.** The following illustrates the position of a Relevant Shareholder who owns 1,430 Shares or 1,430 CUFS as at the Books Closure Date (using an illustrative exchange rate of A$1 to S$1.1931, being the exchange rate as at the Latest Practicable Date):

		Relevant Shareholder with 1,430 Shares/CUFS
	Position pre-Capital Reduction	
(1)	Shares/CUFS currently held	1,430
	Position post-Capital Reduction	
(2)	Shares/CUFS proposed for cancellation based on the Reduction Ratio alone	71
(3)	Resultant number of Shares/CUFS after proposed cancellation based on the Reduction Ratio alone ((1) – (2))	1,359
(4)	Rounding-up of Shares/CUFS held to the nearest multiple of 10	1,360
(5)	Shares/CUFS to be cancelled pursuant to the Capital Reduction ((1) – (4))	70
(6)	Cash proceeds received by Relevant Shareholder who owns 1,430 Shares (S$)	S$191.80
(7)	Cash proceeds received by Relevant Shareholder who owns 1,430 CUFS (A$) (based on an exchange rate of A$1 to S$1.1931 (being the exchange rate as at the Latest Practicable Date))	A$160.76

In summary, based on the illustration above, a Relevant Shareholder who owns 1,430 Shares or 1,430 CUFS will receive a cash distribution of S$191.80 or A$160.76 (as the case may be), while maintaining approximately the same proportionate shareholding in SingTel after the Capital Reduction is effected.

3. RATIONALE FOR THE EXERCISE

The Company is proposing the Capital Reduction for the following reasons:

(a) ***Optimise Capital Structure***

The Company regularly reviews its capital structure to optimise the level of debt and cash. Strong free cash flows and disposals of non-core assets have allowed the Company to reduce leverage to comfortable levels. After the Capital Reduction, the Company's financial position is expected to remain strong and the healthy cash flow generation is expected to be able to support its operating needs and fund new business opportunities.

(b) ***Enhance shareholders' value***

A capital reduction achieves a permanent improvement in capital structure when the issued share capital of a company is reduced. On a *proforma* basis on the consolidated financial statements for the financial year ended 31 March 2006, the Capital Reduction is expected to increase the Return on Equity ("**ROE**") from 20.6% to 23.3%, thereby increasing shareholders' value. Earnings per Share ("**EPS**") is expected to improve by 5.3% from 24.98 cents to 26.30 cents.

4. FINANCIAL EFFECTS OF THE CAPITAL REDUCTION

For illustrative purposes only, the financial effects of the Capital Reduction, based on the existing issued share capital of the Company as at 31 March 2006, and assuming the Capital Reduction had been implemented on 1 April 2005, are set out below:

	Financial year ended 31 March 2006		
	Reported	**Pro-forma after capital reduction**	**% Change**
Net profit attributable to shareholders (S$ million)	4,163	4,163	-
Weighted average number of Shares (million)	16,667	15,831	-5.0
Earnings per share (S cents)	24.98	26.30	5.3
Return on equity (%)	20.6	23.3	N.M.
Net assets per share (S$)	1.26	1.18	-6.3

N.M. represents not meaningful.

5. APPROVALS

5.1 **Conditions.** The Capital Reduction is subject to, *inter alia*:

(a) the approval of the shareholders by way of a special resolution for the Capital Reduction at an extraordinary general meeting of shareholders ("**EGM**") to be convened;

(b) the approval of the High Court of Singapore for the Capital Reduction; and

(c) all other relevant approvals and consents being obtained.

5.2 **Regulatory Approvals.** An application will be made by the Company to obtain the approval of the SGX-ST for the Capital Reduction, and the approval of the Australian Stock Exchange Limited for the procedure and timetable of steps to give effect to the Capital Reduction.

5.3 **Order of Court.** A copy of the Order of Court approving the Capital Reduction will subsequently be lodged with the Registrar of Companies and Businesses of Singapore.

5.4 **Payment Date.** On the lodgement of the office copy of the Order of Court confirming the Capital Reduction together with the other documents prescribed under the Companies Act with the Registrar of Companies and Businesses of Singapore, the special resolution for the Capital Reduction will take effect, and the cash distribution of S$2.74 per Share (or the Australian Dollar equivalent per CUFS) cancelled pursuant to the Capital Reduction will be made thereafter. Subject to the above conditions being satisfied, it is currently expected that the amounts arising from the Capital Reduction will be paid to the Relevant Shareholders in September 2006.

6. GENERAL

A circular containing further details of the Capital Reduction and convening the EGM for the purpose of seeking shareholders' approval will be despatched to shareholders and holders of CUFS in due course.

BY ORDER OF THE BOARD

Chan Su Shan
Company Secretary
Dated: 4 May 2006

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, May 04, 2006 7:18 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, May 04, 2006 7:18:17 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00008
Submission Date & Time :: 04-May-2006 07:17:36
Broadcast Date & Time :: 04-May-2006 07:18:17
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/05/2006

TIME: 09:41:16

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Information to Shareholders on Proposed Capital Reduction

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From:	ASX.Online@asx.com.au
Sent:	Thursday, May 04, 2006 7:41 AM
To:	fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject:	SGT - ASX Online e-Lodgement - Confirmation of Release
Attachments:	331917.pdf



331917.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 331917 as follows:
Release Time: 04-May-2006 09:41:07
ASX Code: SGT
File Name: 331917.pdf
Your Announcement Title: Announcement on the Proposed Capital Reduction

SEC File No: 82-3622

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 07:28:44
Announcement No.	00011

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SingTel Group's Results for the Fourth Quarter and Year Ended 31 March 2006 - Management Discussion and Analysis of Financial Condition, Results of Operations and Cash Flows
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SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE FOURTH QUARTER AND YEAR ENDED 31 MARCH 2006

The financial statements of the Group are prepared in accordance with Singapore Financial Reporting Standards, which are the same, in material respects, to International Financial Reporting Standards. The financial statements for the year ended, and as at, 31 March 2006 are audited.

For all pages, "@" denotes more than +/- 500%, and "" denotes less than +/- S$500,000 or A$500,000 unless otherwise indicated.*

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2006

- **Group's net profit, including gains on deconsolidation of C2C of S$618 million, up 61%.**

- **Group's underlying profit up 14%.**

- **Operating revenue stable at S$3.26 billion.**

- **Pre-tax earnings from associates up 45% to S$469 million.**

- **Optus' underlying net profit down 20% to S$168 million.**

- **Free cash flow[1] totalling S$909 million, with S$558 million from SingTel (including associates' dividends of S$93 million) and S$351 million (A$294 million) from Optus.**

FOR THE YEAR ENDED 31 MARCH 2006

- **Operating revenue up 4.1% to S$13.14 billion.**

- **Operational EBITDA margin down 2.9 percentage points to 34.0%, reflecting change in revenue mix and pricing pressures.**

- **Net profit up 27% to S$4.16 billion while underlying net profit increased 7.7% to S$3.30 billion.**

- **Maintained strong free cash flow of S$2.77 billion.**

[1] Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I: GROUP

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Operating revenue	3,260	3,247	0.4	13,138	12,617	4.1
Operating expenses	*(2,214)*	*(2,056)*	*7.7*	*(8,783)*	*(8,011)*	*9.6*
Operating expenses (ex-Cost of Sales)	*(1,704)*	*(1,607)*	*6.1*	*(6,900)*	*(6,448)*	*7.0*
Operational EBITDA	1,097	1,198	-8.4	4,467	4,662	-4.2
Operational EBITDA margin	*33.7%*	*36.9%*		*34.0%*	*36.9%*	
Share of associates' earnings	469	325	44.6	1,649	1,260	30.9
- ordinary operations	469	317	48.2	1,648	1,252	31.6
- exceptional items	-	8	nm	1	8	-87.5
EBITDA	1,651	1,606	2.8	6,453	6,259	3.1
Exceptional gains	673	108	@	816	149	448.8
Underlying net profit	1,008	881	14.4	3,295	3,060	7.7
Net profit	1,682	1,043	61.3	4,163	3,268	27.4
Free cash flow	909	907	0.3	2,772	3,062	-9.5
Underlying earnings per share (cents)	6.04	5.30	14.0	19.77	17.80	11.1
Basic earnings per share (cents)	10.08	6.27	60.8	24.98	19.01	31.4

	As at		
	31 Mar 2006 S$ m	31 Dec 2005 S$ m	31 Mar 2005 S$ m
Total assets	33,606	34,910	35,333
Shareholders' funds	21,091	19,635	19,271
Net debt [1]	5,006	7,363	6,631
Net debt gearing ratio [2]	*19.2%*	*27.3%*	*25.6%*
Net debt to EBITDA	*0.78X*	*1.1X*	*1.1X*
Interest cover:			
- EDITDA/ net interest expense [3]	*17.0X*	*15.1X*	*15.1X*

Notes:
(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedging balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net interest refers to interest expense less interest income.

SECTION I: GROUP

GROUP SUMMARY INCOME STATEMENTS
For The Fourth Quarter And Year Ended 31 Mar 2006

	Quarter 31 Mar				YOY Chge %	Year 31 Mar		YOY Chge %
	2006 SingTel S$m	2006 Optus S$m	2006 Group S$m	2005 Group S$m		2006 Group S$m	2005 Group S$m	
Operating revenue	**1,069**	**2,191**	**3,260**	**3,247**	**0.4**	**13,138**	**12,617**	**4.1**
Operating expenses	(612)	(1,602)	(2,214)	(2,056)	7.7	(8,783)	(8,011)	9.6
	458	588	1,046	1,191	-12.2	4,355	4,606	-5.5
Other income	35	16	52	7	@	112	56	101.1
Operational EBITDA	**493**	**605**	**1,097**	**1,198**	**-8.4**	**4,467**	**4,662**	**-4.2**
EBITDA margin	***46.1%***	***27.6%***	***33.7%***	***36.9%***		***34.0%***	***36.9%***	
Compensation from IDA	84	-	84	84	-	337	337	-
Share of results of associates								
- ordinary operations	464	6	469	317	48.2	1,648	1,252	31.6
- exceptional items	-	-	-	8	nm	1	8	-87.5
	464	6	469	325	44.6	1,649	1,260	30.9
EBITDA	**1,040**	**611**	**1,651**	**1,606**	**2.8**	**6,453**	**6,259**	**3.1**
Depreciation & amortisation	(138)	(352)	(490)	(514)	-4.6	(1,977)	(1,975)	0.1
EBIT	**902**	**259**	**1,161**	**1,093**	**6.3**	**4,476**	**4,284**	**4.5**
Net finance expense								
- net interest expense	(37)	(25)	(62)	(103)	-39.8	(380)	(416)	-8.5
- inter-company interest	1	(1)	-	-	-	-	-	-
- other finance income	(16)	(2)	(18)	11	nm	31	17	80.0
	(52)	(27)	(80)	(91)	-12.6	(350)	(399)	-12.3
Profit before EI	**850**	**231**	**1,081**	**1,001**	**8.0**	**4,126**	**3,885**	**6.2**
Exceptional items ("EI")	673	-	673	108	@	816	149	448.8
Adjustment to goodwill (see next page)	-	-	-	(333)	nm	-	(333)	nm
Profit before tax	**1,523**	**231**	**1,754**	**777**	**125.9**	**4,942**	**3,701**	**33.5**
Tax expense	(9)	(64)	(73)	(114)	-36.1	(781)	(813)	-4.0
Tax credit relating to pre-acquisition losses of Optus (see next page)	-	-	-	381	nm	-	381	nm
Profit after tax	**1,514**	**168**	**1,682**	**1,043**	**61.2**	**4,161**	**3,269**	**27.3**
Minority interests	*	-	*	(1)	-83.3	2	*	nm
Net profit	**1,514**	**168**	**1,682**	**1,043**	**61.3**	**4,163**	**3,268**	**27.4**
Net profit	**1,514**	**168**	**1,682**	**1,043**	**61.3**	**4,163**	**3,268**	**27.4**
Exclude :								
Exceptional items	(673)	-	(673)	(108)	@	(816)	(149)	448.8
Exchange difference [2]	-	-	-	(5)	nm	(53)	(12)	330.1
Adjustment to goodwill	-	-	-	333	nm	-	333	nm
Tax credit for Optus' tax losses	-	-	-	(381)	nm	-	(381)	nm
Underlying net profit	**841**	**168**	**1,008**	**881**	**14.4**	**3,295**	**3,060**	**7.7**

SECTION I: GROUP

Notes:
(1) The presentation of income statements in this document is consistent with prior periods. For income statements presented in accordance with Financial Reporting Standard 1 (revised 2004), ***Presentation of Financial Statements***, please refer to "SGX Appendix 7.2 Announcement".
(2) The exchange difference arose from the A$ denominated short term loans to Optus, net of hedging, if any.

GROUP ADJUSTMENT TO GOODWILL

In accordance with Financial Reporting Standard 12, ***Income Taxes,*** the Group re-assesses unrecognised deferred tax assets at each balance sheet date.

In the previous financial year, Optus recognised A$416 million (S$381 million) of deferred tax asset relating to the remaining unrecognised tax losses that existed at the date of SingTel's acquisition on 30 September 2001 in view of increased probability on the utilisation of the tax losses carried forward.

Consequently, the Group reduced the carrying amount of goodwill on acquisition of Optus to the amount that would have been recognised if this deferred tax asset had been recognised on 30 September 2001 and amortised up to 31 March 2004[2]. The overall reduction in the carrying amount of the goodwill of S$333 million had been taken to the income statement as "**Adjustment to Goodwill**" expense.

DIVIDEND

The directors have proposed a final ordinary dividend of 10.0 cents (2005: 8.0 cents) per share less tax at 20% amounting to S$1.34 billion in respect of the financial year ended 31 March 2006 for approval at the forthcoming Annual General Meeting.

CAPITAL REDUCTION

SingTel is proposing a capital reduction involving the cancellation of 1 out of every 20 issued shares of the Company as at a date to be determined by the directors of the Company, in exchange for a cash payment of S$2.74 for each share to be cancelled. Based on the number of issued shares of the Company as at 28 April 2006, an aggregate of approximately S$2.29 billion will be returned to the shareholders and approximately 835.2 million shares will be cancelled.

The proposed capital return requires, *inter alia*, approval by the Company's shareholders at an Extraordinary General Meeting to be held in July 2006. Assuming all approvals are obtained, the cash distribution in respect of the capital reduction is expected to be paid in September 2006.

[2] From 1 April 2004, goodwill on acquisition ceased to be amortised but is reviewed for impairment on an annual basis or when there are triggering factors.

SECTION I: GROUP

REVIEW OF GROUP OPERATING PERFORMANCE
For The Fourth Quarter Ended 31 March 2006

The Group's operating revenue was stable at S$3.26 billion. Compared to the preceding quarter, however, operating revenue fell 3.1% due to lower sales recorded by Optus.

Optus recorded an increase of 6.0% in operating revenue in Australian Dollar terms but was largely flat in Singapore Dollar terms as the Australian currency weakened by 5.4% from a year ago. Alphawest and Virgin Mobile, the new Australian subsidiary companies, contributed approximately A$45 million (S$54 million) to operating revenue in the quarter. Excluding these acquisitions, Optus' operating revenue increased by 3.4% in Australian Dollar terms but fell 2.2% in Singapore Dollar terms.

SingTel's operating revenue was stable at S$1.07 billion after deconsolidating C2C in the quarter.

Operating expenses grew 7.7% to S$2.21 billion as Cost of Sales rose 14% in line with higher Sale of Equipment and IT revenues. Traffic expenses grew 3.0% compared to the same quarter last year, but were 9.5% lower than the preceding quarter as the mobile termination rates in Australia declined by 17% from 1 January 2006. Excluding Cost of Sales, operating expenses grew at a slower 6.1%.

The Group's operational EBITDA of S$1.10 billion and margin of 33.7% in the quarter was boosted by a S$27 million gain on disposal of land and building. Excluding this gain, operational EBITDA was S$1.07 billion, representing a margin of 32.8% on revenue. This was 4.1 and 0.4 percentage points lower than a year and a quarter ago respectively. Both the operations in Singapore and Australia reported declines in margins, impacted by higher proportion of lower-margins businesses, increased staff retrenchment costs and the continued competitive and pricing pressures in the Australian mobile market.

The Group's share of pre-tax profits of associates increased significantly by 45% to S$469 million, accounting for 43% (Q4 2005: 32%) of profit before tax and exceptional items. In the quarter, Telkomsel, Bharti and Globe recorded strong improvements in revenue and profitability. AIS profit fell following continued keen competition in the Thai market.

EBITDA rose 2.8% to S$1.65 billion, with Optus accounting for 37% of Group's EBITDA, lower than the 44% in the same quarter last year.

The Group ceased consolidation of C2C Pte Ltd's ("**C2C**") financial statements on a line-by-line basis with effect from 1 January 2006 following the loss of control of C2C by SingTel though it continues to be the legal owner of the C2C's shares (see **Appendix 3**). As SingTel had been consolidating C2C's losses beyond the cost of initial investment, the deconsolidation had resulted in a significant exceptional gain of S$618 million in the quarter.

In the quarter, a deferred tax asset of S$183 million (Q4 2005: S$149 million) was recognised in respect of the interest expense provided by Singapore Telecom Australia Investments Pty Limited, the investment holding company of Optus, on its long term loan from SingTel. Approximately S$152 million (A$131 million) of the deferred tax asset relates to deferred tax asset brought forward from 31 March 2005 as SingTel believes that it is now probable for Optus to generate sufficient future taxable income to utilise the deferred tax asset.

SECTION I: GROUP

Net profit after tax grew 61% to S$1.68 billion. Excluding the effects of exceptional items and exchange differences on loan to Optus, the Group's underlying profit grew 14% to S$1.01 billion.

For the current quarter, free cash flow totalled S$909 million, with Optus contributing 39% or S$351 million (A$294 million). The Group's net debt gearing decreased significantly by 8.1 percentage points to 19.2% from 27.3% a quarter ago due mainly to lower gross debt following debt repayments and deconsolidation of C2C.

On a proportionate basis, operations outside Singapore accounted for 75% (Q4 2005: 73%) of the Group's enlarged revenue and 69% (Q4 2005: 67%) of the enlarged EBITDA.

For The Year Ended 31 March 2006

The Group's results for the year ended 31 March 2006 have generally met the guidance given during the financial year.

For the year under review, the Group recorded a 4.1% growth in operating revenue to S$13.14 billion. EBITDA grew 3.1% to S$6.45 billion driven mainly by higher contributions from overseas associates.

The Group's underlying profit increased 7.7% to S$3.30 billion.

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 December 2005 are as follows:

	Quarter		QOQ Chge
	31 Mar 2006 S$ m	31 Dec 2005 S$ m	%
Operating revenue	**3,260**	**3,363**	**-3.1**
Operating expenses	(2,214)	(2,269)	-2.4
Operational EBITDA	**1,097**	**1,117**	**-1.8**
Operational EBITDA margin	***33.7%***	***33.2%***	
Profit before exceptional items and tax	**1,081**	**1,019**	**6.1**
Net profit	**1,682**	**882**	**90.6**
Underlying net profit	**1,008**	**775**	**30.1**
Free cash flow	**909**	**514**	**77.1**

SECTION I: GROUP

OUTLOOK FOR THE NEXT FINANCIAL YEAR ENDING 31 MARCH 2007

Macroeconomic environment

The official 2006 GDP growth forecast of Singapore is 4% to 6%, compared to 6.4% recorded in 2005 while the consensus GDP forecast for Australia is 3.2%, compared to 2.3% recorded in 2005.

In countries where the regional mobile associates operate, average GDP growth was at mid single digit levels in 2005, with similar conditions expected for 2006. Economic growth and currencies in these countries could be impacted by volatility in both the domestic economies and the international capital markets.

For the current financial year ended 31 March 2006, 75% of proportionate revenue and 69% of proportionate EBITDA of the Group came from outside Singapore. The outlook for the Group's overseas associates continues to be positive.

Singapore

SingTel expects operating revenue for the next financial year ending 31 March 2007 to be comparable to the current financial year. The deconsolidation of C2C's revenue and decline in fixed voice revenue are expected to be offset by growth in Data, Mobile, Sale of Equipment and IT revenues.

The operational EBITDA margin for the telecoms business in Singapore is expected to remain above 50%. The operating environment is expected to be similar to the financial year ended 31 March 2006 but margins will be affected by a higher proportion of revenue from Sale of Equipment.

For Singapore as a whole, the EBITDA margin is expected to decrease slightly to mid 40% levels, with IT revenue constituting a higher proportion of overall revenue. Operational EBITDA, however, is expected to be roughly comparable to the current financial year.

The outstanding balance of S$337 million in deferred income as at 31 March 2006 relating to the compensation received from IDA in 1997 and 2000 will be fully amortised in the next financial year.

SingTel will monitor the economic outlook and business demand and adjust capital expenditure plans accordingly. Capital expenditure for the next financial year is expected to be similar to the current financial year and the cash capital expenditure to revenue ratio should remain at high single digit levels. SingTel expects to generate free cash flow comparable to the current financial year.

Australia

Optus is investing to deliver medium term improvements in revenue growth and margin, while restructuring to defend profitability from heightened competition and regulatory pressures.

SECTION I: GROUP

Optus targets to exceed overall market growth, consistent with its medium term objective. Revenue growth in the year ending 31 March 2007 is expected to increase slightly, assisted by the acquisition of Alphawest and Virgin Mobile Australia during the current financial year. Mobile revenue growth is expected to slow with increasing penetration of capped plans and reductions in mobile termination rates proposed by the ACCC.

For the year ending 31 March 2007, Optus expects operational EBITDA margin to decline but remain above 26%. A decline of about 1 percentage point is expected to be due to changes in revenue mix following the acquisition of Alphawest and Virgin Mobile Australia. A further 1 percentage point decline is expected to be due to continuing pressure on mobile and corporate fixed line prices, offset by cost saving initiatives described below.

Optus is undertaking significant projects to contain operating costs which should deliver margin benefits equivalent to approximately 1% of revenue next year. Included in this estimate are initial operating costs associated with certain projects (such as one-time costs for the migration of resale customers to ULL, and the operation of new 3G and ULL networks) which will have a negative margin impact next year, particularly in the first half, before delivering net margin benefits in later years.

In the medium term, these cost saving projects will have increasingly positive impacts, while the negative impact of caps and termination rates should become less pronounced. This assumes continuation of the current take up rate of caps and no significant change in the regulatory environment.

Optus is maintaining its strategy of investing in new mobile and fixed line broadband networks to capture growth opportunities in the industry. For the next financial year, Optus targets capital expenditure of approximately A$1.2 billion. This is consistent with cash capital expenditure to revenue ratio targets in the mid teens and includes continuing capital expenditure for the D series satellites, the 3G mobile network, the ULL rollout, upgraded customer care and billing systems and new office premises. Free cash flow is expected to decline slightly compared to the current financial year.

Associates

The pre-tax contribution from the regional mobile associates is expected to grow at double digit levels, driving similar growth in the overall contribution from associates. In line with the increase in profit contribution, cash dividends from the regional mobile associates are expected to increase.

Group

Based on the current forward foreign exchange rates for the Australian dollar, the Group expects consolidated operating revenue and EBITDA to be stable.

The Group's aspiration is to continue to deliver underlying earnings growth at double digit levels over the medium term. While the Group's ability to grow at these levels in any particular year depends on the economic developments in Singapore, Australia and the region, as well as the foreign exchange rate environment, a key driver of growth for the Group is the ability to increase its shareholdings in existing associates and make further new acquisitions.

SECTION I: GROUP

The Group will continue to be disciplined in its consideration of such investments. Surplus capital will be returned to shareholders to improve total shareholders' returns. The capital reduction planned for September 2006 will return approximately S$2.29 billion to shareholders or 13.7 cents per share, a return of approximately 5% based on the share price of S$2.74.

Following the proposed capital reduction, the average number of shares on issue for the year ending 31 March 2007 will be approximately 2.5% lower than the current financial year, assuming no significant new issue of shares. This will enhance earnings per share growth.

Credit rating and dividend policy

SingTel's dividend payout ratio target ranges from 40% to 50% of underlying profits.

With the implementation of the proposed 2006 capital reduction, net debt and leverage will increase and SingTel will have a more efficient balance sheet.

The group is committed to an optimal capital structure while maintaining financial flexibility and strong investment grade credit ratings.

Strategic focus

In recent years, the strategic focus of the Group has been on execution and maximising the value of existing businesses and its regional franchise. This has included reviewing opportunities to increase shareholdings in existing associates.

The geographic focus will remain in Asia, with a preference for strategic investments where SingTel can add value by taking an active role in management.

SECTION I: GROUP

GROUP OPERATING REVENUE

	Quarter 31 Mar					Year 31 Mar		
	2006	2006	2006	2005	YOY	2006	2005	YOY
	SingTel	Optus	Group	Group	Chge	Group	Group	Chge
By Products And Services	S$ m	S$ m	S$ m	S$ m	%	S$ m	S$ m	%
Mobile communications	219	1,015	1,234	1,254	-1.6	5,073	4,945	2.6
Data and Internet	296	332	628	624	0.8	2,522	2,380	6.0
National telephone	119	479	598	628	-4.8	2,501	2,574	-2.8
IT and engineering	195	96	291	252	15.6	919	762	20.5
Sale of equipment	64	167	230	177	29.8	908	671	35.3
International telephone	147	52	199	230	-13.4	883	960	-8.0
Cable television	-	37	37	40	-8.7	150	166	-9.3
Others [1]	30	12	42	42	1.7	181	159	14.0
	1,069	**2,191**	**3,260**	**3,247**	**0.4**	**13,138**	**12,617**	**4.1**
Operating revenue			**3,260**	**3,247**	**0.4**	**13,138**	**12,617**	**4.1**
Associates' proportionate revenue [2]			1,155	933	23.8	4,222	3,503	20.5
Enlarged revenue			**4,415**	**4,180**	**5.6**	**17,360**	**16,120**	**7.7**

Notes:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

	Quarter 31 Mar		Year 31 Mar	
	2006	2005	2006	2005
Revenue Mix By Services	Mix	Mix	Mix	Mix
Mobile communications	37.9%	38.6%	38.6%	39.2%
Data and Internet	19.3%	19.2%	19.2%	18.9%
National telephone	18.3%	19.3%	19.0%	20.4%
IT and engineering	8.9%	7.8%	7.0%	6.0%
Sale of equipment	7.1%	5.5%	6.9%	5.3%
International telephone	6.1%	7.1%	6.7%	7.6%
Others	2.4%	2.5%	2.6%	2.6%
	100.0%	100.0%	100.0%	100.0%

Revenue from Australia accounted for 67% of the Group's operating revenue, unchanged from a year ago.

Mobile communications continued to be the top revenue stream, contributing around 38% to the Group's operating revenue.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 5.6% to S$4.41 billion.

SECTION I: GROUP

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 31 Mar					Year 31 Mar		
	2006 SingTel S$ m	2006 Optus S$ m	2006 Group S$ m	2005 Group S$ m	YOY Chge %	2006 Group S$ m	2005 Group S$ m	YOY Chge %
Traffic expenses	113	490	603	585	3.0	2,528	2,329	8.5
Selling & administrative	146	471	617	560	10.1	2,464	2,334	5.6
Cost of sales	164	346	510	449	13.5	1,883	1,563	20.5
Staff costs	165	257	422	392	7.6	1,668	1,547	7.8
Repairs & maintenance	28	42	69	75	-7.1	290	288	0.7
Others	(4)	(3)	(7)	(5)	28.8	(50)	(50)	0.6
Total	**612**	**1,602**	**2,214**	**2,056**	**7.7**	**8,783**	**8,011**	**9.6**

	Quarter 31 Mar		Year 31 Mar	
As a percentage of operating revenue	2006	2005	2006	2005
Traffic expenses	18.5%	18.0%	19.2%	18.5%
Selling & administrative	18.9%	17.2%	18.8%	18.5%
Cost of sales	15.6%	13.8%	14.3%	12.4%
Staff costs	13.0%	12.1%	12.7%	12.3%
Repairs & maintenance	2.1%	2.3%	2.2%	2.3%
Others	-0.2%	-0.2%	-0.4%	-0.4%
	67.9%	**63.3%**	**66.9%**	**63.5%**

Comparing against the preceding quarter, operating expenses decreased 2.4% due primarily to lower Traffic expenses resulting from the reduction in mobile termination rates in Australia. Year on year, excluding Cost of Sales which increased in tandem with Sale of Equipment and IT revenues, operating expenses were up 6.1%.

SingTel's operating expenses increased 5.2%. In Australian Dollar terms, Optus' operating expenses increased 15%. With the weaker Australian dollar, Optus' operating expenses in Singapore Dollar increased at a lower rate of 8.7%.

Traffic expenses continued to be one of the highest expense category at 18.5% of total operating revenue for the quarter. Approximately 70% of the S$603 million in Traffic expenses were interconnect costs in Australia, similar to a year ago.

SECTION I: GROUP

GROUP OPERATIONAL EBITDA MARGINS

The operational EBITDA margins of the Group are summarised as follows –

	Quarter 31 Mar		Year 31 Mar	
	2006	2005	2006	2005
Group	33.7%	36.9%	34.0%	36.9%
SingTel	46.1%	45.9%	46.2%	49.2%
Telco businesses	*53.3%*	*54.4%*	*52.8%*	*55.8%*
IT business	*13.4%*	*11.3%*	*10.8%*	*12.6%*
Optus (In S$ terms)	27.6%	32.5%	28.4%	31.1%
- excluding Alphawest and Virgin Mobile	*28.5%*	*32.5%*	*28.7%*	*31.1%*

The Group's operational EBITDA margins in the quarter fell 3.2 percentage points to 33.7% from 36.9% a year ago with declines in both Singapore and Australia.

SingTel recorded a margin of 46.1% in the quarter, boosted by a gain on disposal of land and building of S$27 million. Excluding this gain, the margin was 43.6%, lower than a year ago as Sale of Equipment, which had margins below 6%, more than doubled in the quarter, contributing to a higher 6% of operating revenue, up from only 3% a year ago. Margins were also impacted by higher staff retrenchment and selling expenses.

Optus' margins reflected the continuing fierce price-based competition and acquisitions of lower-margins new businesses such as Alphawest and Virgin Mobile.

GROUP SUMMARY BALANCE SHEETS

	As at		
	31 Mar 2006 S$ m	31 Mar 2005 S$ m	31 Dec 2005 S$ m
Current assets (excluding cash)	3,100	3,114	3,375
Cash and bank balances	2,770	3,303	2,512
Non-current assets	27,736	28,917	29,023
Total assets	**33,606**	**35,333**	**34,910**
Current liabilities	4,326	5,977	6,169
Non-current liabilities	8,187	10,074	9,104
Total liabilities	**12,513**	**16,051**	**15,273**
Net assets	**21,093**	**19,283**	**19,637**
Share capital [1]	4,775	2,496	2,504
Reserves	16,316	16,775	17,131
Share capital and reserves	**21,091**	**19,271**	**19,635**
Minority interests	3	12	2
	21,093	**19,283**	**19,637**
Return on invested capital [2]	***17.2%***	***16.2%***	

SECTION I: GROUP

Notes:
(1) With the implementation of Companies Amendment Act on 30 January 2006, the concept of par value is abolished and the balances in the Share Premium and Capital Redemption Reserve were transferred to Share Capital.
(2) Return on invested capital refers to the ratio of EBIT divided by average net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interest.

GROUP LIQUIDITY AND GEARING

	As at		
	31 Mar 2006 S$ m	31 Dec 2005 S$ m	31 Mar 2005 S$ m
Gross debt [1] :			
Current debt	692	2,601	2,127
Non-current debt	6,709	7,037	7,409
Gross debt as reported in balance sheet	**7,401**	**9,639**	**9,536**
Related net hedging liability	376	236	398
	7,777	**9,875**	**9,934**
Less : cash and bank balances	(2,770)	(2,512)	(3,303)
Net debt	**5,006**	**7,363**	**6,631**
Gross debt gearing ratio [2]	***26.9%***	***33.5%***	***34.0%***
Net debt gearing ratio	***19.2%***	***27.3%***	***25.6%***

Notes:
(1) With effect from 1 April 2005, borrowings and derivatives are required to be revalued to market values at each balance sheet date in accordance with FRS 39.
(2) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt (net of hedging) as at 31 March 2006 stood at S$7.78 billion, S$2.10 billion lower than a quarter ago as C2C's bank borrowing of S$1.10 billion as at 31 December 2005 was deconsolidated. In the quarter, S$788 million of borrowings were repaid, with the balance movement due mainly to translation and fair valuation adjustment of bonds and related derivative instruments under FRS 39.

With higher cash balance and lower gross debt, the net debt fell significantly by 32% to S$5.01 billion as at 31 March 2006 and the net debt gearing decreased 8.1 percentage points to 19.2% from 27.3% a quarter ago.

SECTION I: GROUP

GROUP CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Year		YOY
	31 Mar 2006	31 Mar 2005	31 Dec 2005	31 Mar 2006	31 Mar 2005	Chge
	S$m	S$m	S$m	S$m	S$m	%
Net cash inflow from operating activities						
Profit before tax	1,754	777	1,126	4,942	3,701	33.5
Depreciation	474	510	481	1,944	1,963	-1.0
Compensation from IDA	(84)	(84)	(84)	(337)	(337)	-
Share of results of associates	(469)	(325)	(432)	(1,649)	(1,260)	30.9
Exceptional items	(673)	(108)	(107)	(816)	(149)	448.8
Adjustment to goodwill	-	333	-	-	333	nm
Net finance expense	80	91	123	350	399	-12.3
Other non-cash items	1	11	18	35	47	-26.2
Non-cash items	(672)	428	(1)	(474)	996	nm
Operating cashflow before working capital changes	1,082	1,205	1,125	4,468	4,697	-4.9
Changes in operating assets and liabilities	193	159	(100)	(232)	(215)	8.1
	1,276	1,363	1,025	4,236	4,482	-5.5
Dividends received from associates	93	37	108	616	355	73.6
Tax paid	(29)	(63)	(147)	(367)	(347)	5.7
	1,339	**1,338**	**986**	**4,485**	**4,490**	**-0.1**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equipment	(430)	(431)	(472)	(1,714)	(1,428)	20.0
Payment for acquisition of subsidiary companies	(39)	(45)	(36)	(76)	(322)	-76.5
Proceeds from sale of associates	-	117	105	105	2,465	-95.7
(Investment in associates)/Associates' loans repaid	(1)	(11)	54	(558)	(188)	196.5
Net sale/(purchase) of trading investments	122	(239)	5	72	(474)	nm
Proceeds from disposal of property, plant and equipment	30	317	10	98	318	-69.3
Proceeds from disposal of non-trading investments	73	98	-	73	153	-52.4
Others	13	3	10	18	54	-67.6
	(232)	**(192)**	**(325)**	**(1,982)**	**579**	**nm**
Net cash outflow for financing activities						
Payment for share capital reduction	-	-	-	-	(3,010)	nm
Net decrease in borrowings	(788)	(19)	(7)	(949)	(437)	117.3
Net interest paid on borrowings and swaps	(76)	(85)	(135)	(431)	(432)	-0.1
Dividends paid to SingTel shareholders	-	*	-	(1,734)	(915)	89.4
Proceeds from share issue in respect of share options	14	30	8	101	115	-12.1
Payment to minority shareholders	*	-	-	*	(229)	nm
Others *(loans from MI repaid etc)*	(5)	(16)	(5)	(22)	(21)	3.3
	(854)	**(90)**	**(140)**	**(3,035)**	**(4,929)**	**-38.4**
Net increase/(decrease) in cash & cash equivalents	**253**	**1,056**	**522**	**(532)**	**139**	**nm**
Exchange effects of cash and cash equivalents	6	4	(9)	*	2	nm
Group cash and cash equivalents at beginning	**2,512**	**2,243**	**1,999**	**3,303**	**3,162**	**4.5**
Group cash and cash equivalents at end	**2,770**	**3,303**	**2,512**	**2,770**	**3,303**	**-16.1**
Free cash flow	**909**	**907**	**514**	**2,772**	**3,062**	**-9.5**
Capital expenditure (accrual basis)						
SingTel	105	81	87	322	331	-2.8
Optus	422	461	345	1,437	1,137	26.4
Group	**527**	**542**	**431**	**1,759**	**1,468**	**19.8**
Cash capex to operating revenue	***13%***	***13%***	***14%***	***13%***	***11%***	

SECTION I: GROUP

Group operating cash flows in the quarter were stable at S$1.34 billion. The impact of lower operating cash flows from operational performance was offset by the higher dividend received from associates.

The net cash outflow for investing activities in the quarter amounted to S$232 million. Cash capital expenditure was S$430 million, representing 13% of operating revenue, unchanged from a year ago.

Free cash flow was stable at S$909 million.

The net cash outflow for financing activities amounted to S$854 million, accounted for mainly by the repayment of borrowings of S$788 million. In the quarter, SingTel redeemed S$515 million of the remaining balance of its S$1 billion bond upon maturity and Optus repaid S$272 million of its lease liabilities and bank borrowings.

Ending cash and cash equivalents increased by S$253 million in the quarter to S$2.77 billion as at 31 March 2006.

Please refer to Sections II and III for more information on cash flows.

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2006

- **Operating revenue stable at S$1.07 billion.**
- **Operational EBITDA margin at 46.1%.**
- **Pre-tax earnings from associates up 42% to S$464 million.**
- **EBITDA increased 16% to S$1.04 billion.**
- **Underlying net profit increased 25% to S$841 million.**

FOR THE YEAR ENDED 31 MARCH 2006

- **Operating revenue increased 2.3% to S$4.14 billion.**
- **Operational EBITDA margin at 46.2%.**
- **Pre-tax earnings from associates up 30% to S$1.64 billion.**
- **EBITDA increased 8.3% to S$3.89 billion.**
- **Underlying net profit increased 13% to S$2.55 billion.**

SECTION II: SINGTEL

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Operating revenue	**1,069**	**1,063**	**0.6**	**4,141**	**4,046**	**2.3**
Operating expenses	(612)	(582)	5.2	(2,297)	(2,074)	10.7
Operating expenses (ex-cost of sales)	*(448)*	*(423)*	5.9	*(1,740)*	*(1,628)*	6.9
Operational EBITDA	**493**	**488**	**1.0**	**1,915**	**1,992**	**-3.9**
Operational EBITDA margin	***46.1%***	***45.9%***		***46.2%***	***49.2%***	
Share of associates' results	**464**	**326**	**42.1**	**1,636**	**1,259**	**29.9**
- ordinary operations	**464**	**318**	**45.7**	**1,635**	**1,251**	**30.7**
- exceptional items	**-**	**8**	**nm**	**1**	**8**	**-87.5**
EBITDA	**1,040**	**898**	**15.8**	**3,888**	**3,589**	**8.3**
Exceptional gains	**673**	**93**	**@**	**816**	**134**	**510.4**
Underlying net profit	**841**	**671**	**25.3**	**2,552**	**2,257**	**13.0**
Net profit	**1,514**	**437**	**246.8**	**3,420**	**2,070**	**65.2**
Free cash flow	**558**	**450**	**23.9**	**1,761**	**1,526**	**15.4**

Note:
(1) SingTel figures as stated under Section II are after elimination of inter-company transactions and cash flows within the Group except for transactions and cash flows with Optus. Material inter-company transactions, cash flows and balances between SingTel and Optus are eliminated in the Group's financials under Section I.

SECTION II: SINGTEL

SUMMARY INCOME STATEMENTS
For The Fourth Quarter And Year Ended 31 March 2006

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$m	2005 S$m	%	2006 S$m	2005 S$m	%
Operating revenue	**1,069**	**1,063**	**0.6**	**4,141**	**4,046**	**2.3**
Operating expenses	(612)	(582)	5.2	(2,297)	(2,074)	10.7
	458	481	-4.9	1,844	1,972	-6.5
Other income	35	7	425.4	71	20	247.1
Operational EBITDA	**493**	**488**	**1.0**	**1,915**	**1,992**	**-3.9**
-EBITDA margin	***46.1%***	***45.9%***		***46.2%***	***49.2%***	
Compensation from IDA	84	84	-	337	337	-
Share of results of associates						
- ordinary operations	464	318	45.7	1,635	1,251	30.7
- exceptional items	-	8	nm	1	8	-87.5
	464	326	42.1	1,636	1,259	29.9
EBITDA	**1,040**	**898**	**15.8**	**3,888**	**3,589**	**8.3**
Depreciation & amortisation	(138)	(174)	-20.9	(628)	(691)	-9.2
EBIT	**902**	**724**	**24.7**	**3,260**	**2,897**	**12.5**
Net finance expense						
- net interest expense	(36)	(52)	-30.0	(214)	(193)	11.1
- other finance (expense)/income	(16)	11	nm	29	17	72.9
	(52)	(40)	30.0	(185)	(176)	5.1
Profit before EI	**850**	**683**	**24.4**	**3,075**	**2,722**	**13.0**
Exceptional items ("EI")	673	93	@	816	134	@
Adjustment to goodwill [(1)]	-	(333)	nm	-	(333)	nm
Profit before tax	**1,523**	**444**	**243.4**	**3,891**	**2,522**	**54.3**
Taxation	(9)	(7)	43.1	(472)	(452)	4.5
Profit after tax	**1,514**	**437**	**246.4**	**3,418**	**2,070**	**65.1**
Minority interests	*	*	-83.3	2	*	nm
Net profit	**1,514**	**437**	**246.8**	**3,420**	**2,070**	**65.2**
Net profit	**1,514**	**437**	**246.8**	**3,420**	**2,070**	**65.2**
Exclude:						
Exceptional items	(673)	(93)	@	(816)	(134)	@
Exchange difference on loan to Optus	-	(5)	nm	(53)	(12)	330.1
Adjustment to goodwill [(1)]	-	333	nm	-	333	nm
Underlying net profit	**841**	**671**	**25.3**	**2,552**	**2,257**	**13.0**

Note:
(1) See Section I – Page 4.

SECTION II: SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE
For The Fourth Quarter Ended 31 March 2006

For the current quarter, operating revenue was stable at S$1.07 billion. Excluding C2C which contributed S$24 million in the last corresponding quarter, operating revenue was up 2.9%. The increase was driven mainly by Sale of Equipment which more than doubled to S$64 million as SingTel sold more handsets under the new handset distribution strategy executed in the first quarter of this year. Against the preceding quarter, operating revenue rose 4.9% as IT revenue increased seasonally in the current quarter.

Operational EBITDA margin was 46.1%, after taking into account the S$27 million gain on disposal of land and building in Bukit Timah. Excluding this gain, the margin declined to 43.6% compared to 45.4% in the preceding quarter and 45.9% in the same quarter last year. The declines in margins were attributable to the increased contribution of Sale of Equipment business which enjoyed lower margins and higher staff retrenchment costs.

Share of pre-tax profits of associates increased strongly by 42% to S$464 million, accounting for 55% (Q4 2005: 48%) of Group profit before exceptional items and tax. Telkomsel, Bharti and Globe delivered significantly improved operating results from a year ago.

In the quarter, an exceptional gain on deconsolidation of C2C of S$618 million was recorded (see page 33).

Tax expense amounted to S$9 million attributable mainly to the recognition of a deferred tax asset of S$183 million (Q4 2005: S$149 million) on the interest expense provided by the investment holding company of Optus, Singapore Telecom Australia Investments Pty Limited ("**STAI**"), on its long term loan from SingTel. Approximately S$152 million (A$131 million) of the deferred tax asset recognised in the current quarter was related to the deferred tax asset brought forward from 31 March 2005 as SingTel believes that it is now probable that Optus will generate sufficient future taxable income to utilise the deferred tax asset.

On a comparable basis, i.e. excluding exceptionals and exchange differences on loan to Optus, underlying net profit was S$841 million, 25% higher than a year ago.

Free cash flow was S$558 million, 24% higher than a year ago due to higher operating cash flows and lower cash capital expenditure.

For The Year Ended 31 March 2006

For the year under review, underlying profit grew 13% driven mainly by the robust growth in earnings from the associates and the recognition of higher deferred tax asset on interest expenses provided by STAI.

Operational EBITDA margin, however, fell by 3 percentage points to 46.2% from 49.2% a year ago. The decline was attributable mainly to increased contributions from lower-margins businesses, higher rental expenses following the sale and leaseback of certain properties in March 2005 and increased staff retrenchment and selling expenses. Last year, the margins also benefited from one-off adjustments for performance share expense and write backs of provision for doubtful debts no longer required.

SECTION II: SINGTEL

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 December 2005 are as follows:

	Quarter		QOQ Chge
	31 Mar 2006 S$ m	31 Dec 2005 S$ m	%
Operating revenue	**1,069**	**1,020**	**4.9**
Operating expenses	(612)	(570)	7.3
Operational EBITDA	**493**	**463**	**6.4**
Operational EBITDA margin	***46.1%***	***45.4%***	
Share of results of associates	**464**	**430**	**7.9**
Profit before exceptional items and tax	**850**	**737**	**15.4**
Net profit	**1,514**	**684**	**121.5**
Underlying net profit	**841**	**577**	**45.7**
Free cash flow	**558**	**347**	**60.6**

OPERATING REVENUE

SINGTEL	Quarter 31 Mar				YOY	Year 31 Mar				YOY
	2006		2005		Chge	2006		2005		Chge
	S$ m	Mix %	S$ m	Mix %	%	S$ m	Mix %	S$ m	Mix %	%
Data and Internet	296	28	299	28	-1.0	1,208	29	1,195	30	1.1
Mobile communications	219	20	206	19	6.4	855	21	822	20	4.0
International telephone	147	14	158	15	-7.1	598	14	655	16	-8.6
IT and engineering	195	18	212	20	-7.9	647	16	620	15	4.4
National telephone	119	11	125	12	-4.9	487	12	519	13	-6.1
Sale of equipment	64	6	31	3	102.9	223	5	113	3	97.4
Others (1)	30	3	32	3	-5.9	123	3	123	3	-0.4
Total	**1,069**	**100**	**1,063**	**100**	**0.6**	**4,141**	**100**	**4,046**	**100**	**2.3**

Note:
(1) Comprises revenue from paging services, maritime & land mobile revenue, lease of satellite transponders and miscellaneous income.

SECTION II: SINGTEL

With the deconsolidation of C2C, Data and Internet in the quarter fell 1.0% to S$296 million, though its contribution to SingTel's revenue remained unchanged at about 28%. IT& Engineering revenue fell 7.9% due to a decline in contribution from China's operations.

Data and Internet

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Capacity sales revenue	**-**	**24**	**nm**	**63**	**89**	**-29.8**
Data services						
Local leased circuits [2]	93	86	7.4	367	358	2.5
International leased circuits ("ILC")	43	47	-9.3	173	201	-14.0
Managed services [3]	45	38	15.9	168	139	20.5
Others [4]	33	26	23.6	118	107	10.2
	212	198	7.2	825	805	2.5
Internet related						
Broadband	61	53	13.5	230	207	10.9
SingTel Internet Exchange ("STiX") [5]	9	7	24.3	32	27	20.1
Narrowband and others	14	17	-16.4	58	66	-12.2
	84	77	8.2	320	300	6.6
Data and Internet related	**296**	**275**	**7.5**	**1,146**	**1,106**	**3.6**
Total	**296**	**299**	**-1.0**	**1,208**	**1,195**	**1.1**

Key Drivers - Internet related	Quarter 31 Mar 2006	Quarter 31 Dec 2005	Quarter 31 Mar 2005	Year 31 Mar 2006	Year 31 Mar 2005	YOY Chge %
Number of broadband lines (000s) [6]	**352**	**336**	**299**	**352**	**299**	**17.7**
Singapore broadband penetration rate [7]	***53%***	***52%***	***45%***	***53%***	***45%***	
Broadband market share [8]	***53%***	***53%***	***56%***	***53%***	***56%***	
Number of paying Internet dial up customers (000s)	**77**	**84**	**112**	**77**	**112**	**-31.0**

Notes:

(1) With effect from the June 2005 quarter, Data and Internet revenues are shown net of inter-company eliminations, which relate mainly to the sales recorded by SingTel from SingNet under wholesale arrangements. The new presentation provides more meaningful information on the revenues. The comparatives have been restated to be consistent with the current quarter. Total revenues remained unchanged.

(2) Include resale of overseas local leased circuits.

(3) Include ATM, MEG@POP, Connect Plus IP, Frame Relay, Facility Management and Managed Hosting Services.

(4) Include ISDN, VSAT, DTE/ DCE, digital video broadcasting etc.

SECTION II: SINGTEL

(5) Included inter-company sales to Optus of S$3 million (Q4 2005: S$ 2 million) and S$9 million (YTD Mar 2005: S$5 million) for quarter and year ended 31 March 2006 respectively.
(6) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines but excluding leased lines and other broadband access.
(7) Total estimated ADSL and cable lines divided by total number of households as published by IDA. For March 2006, figure was based on latest published information for February 2006.
(8) Based on total SingTel ADSL lines divided by total ADSL and cable lines in the population. For March 2006, figure was based on latest published information for February 2006.

Total Data & Internet revenue declined 1.0% to S$296 million attributable mainly to the cessation of capacity sales revenue in the quarter following the deconsolidation of C2C with effect from 1 January 2006 (see **Appendix 3**).

Data services revenue grew 7.2%. Local Leased Circuits, the largest component at 44% of total Data services revenue, recorded an increase of 7.4% in revenue in the quarter.

ILC revenue fell 9.3% - in spite of the growth in demand for bandwidth circuits of just over 30% - as the average bandwidth price continued to fall steeply due to competitive pressures. Against the preceding quarter, however, ILC revenue rose 4.6%.

Internet revenue rose by 8.2% to S$84 million. Broadband revenue increased 14% and contributed 72% of Internet revenue, up from 69% a year ago. The number of broadband lines rose 18% or 53,000 to 352,000 as at 31 March 2006. Compared to a quarter ago, the increase was 16,000, significantly higher than the quarterly average of 12,000 in the first nine months of this year. The increase was attributable mainly to good response to SingNet Broadband's more affordable "knockout" price plans launched in February 2006.

SECTION II: SINGTEL

Mobile Communications

SINGTEL	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Cellular service [1]	219	206	6.4	855	822	4.0

Key Drivers	Quarter			Year 31 Mar		YOY Chge
	31 Mar 2006	31 Dec 2005	31 Mar 2005	2006	2005	%
Number of Mobile subscribers (000s)						
Prepaid	456	444	427	456	427	6.7
Postpaid	1,204	1,175	1,139	1,204	1,139	5.7
Total	**1,660**	**1,620**	**1,566**	**1,660**	**1,566**	**6.0**
MOUs per subscriber per month [2]						
Prepaid	72	65	43	57	44	29.9
Postpaid	368	370	349	363	334	8.7
Average revenue per subscriber per month [2] **(S$ per month)**						
Prepaid [3]	12	12	13	12	14	-13.9
Postpaid [4]	71	71	70	70	71	-0.8
Blended	**54**	**55**	**54**	**54**	**55**	**-1.8**
Data services as % of ARPU [5]	***24%***	***23%***	***21%***	***23%***	***19%***	
Acquisition cost per postpaid subscriber	**247**	**214**	**202**	**209**	**190**	**10.0**
Postpaid external churn per month [6]	*0.9%*	*0.9%*	*1.1%*	*1.0%*	*1.2%*	
Singapore Mobile penetration rate [7]	**99.8%**	**97.8%**	**94.1%**	**99.8%**	**94.1%**	
Singapore mobile subscribers (000s) [8]	**4,341**	**4,257**	**3,991**	**4,341**	**3,991**	**8.8**
Market share [8]						
Prepaid	*29%*	*29%*	*32%*	*29%*	*32%*	
Postpaid	*43%*	*43%*	*43%*	*43%*	*43%*	
Overall	*38%*	*38%*	*39%*	*38%*	*39%*	

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods. Bill rebates in relation to customer re-contracting activities are charged against mobile communications revenue.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers.

(3) Prepaid ARPU includes revenue earned from international telephone calls, and is computed net of sales discounts on prepaid cards.

(4) Postpaid ARPU includes revenue earned from international telephone calls and is computed net of international outpayments for outbound roaming traffic.

(5) Include revenue from SMS, *SEND, MMS and other data services.

(6) Calculated by expressing the number of postpaid subscribers who deactivate or disconnect (both voluntary and Company's initiated churn) as a percentage of the average subscribers.

SECTION II: SINGTEL

(7) The penetration rates for 2005 are based on previously published figures by IDA, not updated with subsequent changes in population base. For March 2006, figure was based on latest published information from IDA for February 2006.
(8) For March 2006, figure was based on latest published information from IDA for February 2006.

Mobile Communications revenue grew 6.4% to S$219 million. Against the preceding quarter, it was stable.

In the quarter, SingTel added 40,000 mobile subscribers, twice the 20,000 addition registered in the preceding festive quarter. The number of prepaid subscribers increased 11,000 while the number of postpaid subscribers rose 29,000, a record high in the last two-year period. As at 31 March 2006, the mobile subscriber base was 1.66 million, of which approximately 130,000 were 3G subscribers. The take up of 3G services has accelerated in the current quarter due to good response to SingTel's revised 3G price plans and the increased appeal of new 3G handset models which have also become more affordable following hefty handset subsidies.

Year on year, low mobile prices had stimulated usage, with minutes of use increasing by 66% and 5.4% for prepaid and postpaid subscribers respectively. However, blended ARPU remained stable due to price erosion.

The postpaid churn rate continued to be low at 0.9% in the quarter. With higher handset subsidies, acquisition cost rose to S$247 from S$214 a quarter ago.

Mobile data services registered steady growth, contributing 24% of ARPU from 23% in the preceding quarter and 21% in the last corresponding quarter. Non-SMS related revenue such as GPRS, Blackberry and MMS rose strongly, though its contribution to overall data revenue is still insignificant.

To date, SingTel had invested approximately S$147 million on its 3G network rollout and S$98 million on the licence fee.

SECTION II: SINGTEL

International Telephone [1]

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
International (incl Malaysia) call revenue	117	121	-3.6	468	513	-8.9
Inpayments and net transit	30	37	-18.7	130	141	-7.7
Total	**147**	**158**	**-7.1**	**598**	**655**	**-8.6**
International outpayments (see page 30)	53	47	13.9	204	192	6.6
Net	**94**	**111**	**-16.0**	**394**	**463**	**-14.9**
Margin %	*64%*	*70%*		*66%*	*71%*	

Key drivers	Quarter 31 Mar 2006	Quarter 31 Dec 2005	Quarter 31 Mar 2005	Year 31 Mar 2006	Year 31 Mar 2005	YOY Chge %
International telephone outgoing minutes (m mins)(excl Malaysia)	**248**	**231**	**217**	**925**	**914**	**1.1**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia) [2]	**0.396**	**0.422**	**0.477**	**0.432**	**0.482**	**-10.4**

Notes:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

(2) With effect from the June 2005 quarter, the average IDD call collection rate has been revised to capture total revenues earned from international telephone calls made from mobile phones. In prior periods, only the revenue earned by SingTel Ltd from SingTel Mobile, a reseller of SingTel Ltd's IDD call services, was included in the computation of average collection rate. The comparatives have been restated to be consistent with the current quarter.

International Telephone revenue declined 7.1% to S$147 million in the quarter. The 3.6% decline in international call revenue was attributable to lower average collection rates partially offset by a 15% increase in international telephone outgoing minutes.

Inpayment revenue declined 19% primarily due to lower inpayment rates and partially offset by higher incoming traffic.

On a sequential quarter basis, International Telephone revenue was stable.

SECTION II: SINGTEL

IT and Engineering ("IT&E") (1)

SINGTEL	Quarter 31 Mar 2006 S$m	Quarter 31 Mar 2005 S$m	YOY Chge %	Year 31 Mar 2006 S$m	Year 31 Mar 2005 S$m	YOY Chge %
IT & Engineering	195	212	-7.9	647	620	4.4

Note:
(1) Generated mainly by NCS and its subsidiaries. Included billings to Optus of approximately S$14 million (Q4 2005: S$13 million) and S$50 million (YTD- Mar 2005: S$27 million) for the fourth quarter and year ended 31 March 2006 respectively.

Revenue from IT&E fell 7.9% to S$195 million in the quarter primarily due to a decline in contribution from China's operations. On a sequential quarter basis, IT&E revenue rose 39% partly attributable to seasonal factors.

For the year ended 31 March 2006, IT&E revenue rose 4.4% to S$647 million with growth reported in key sectors such as defence, transport and telecommunications.

NCS' strategy of regionalisation gained momentum with overseas revenue growing 30% for the current quarter, contributing 18% to IT&E revenue, up slightly from 17% a year ago.

NCS continued to make good progress with strong demand for network integration, application maintenance and equipment. Major contract wins in the quarter included system integration work in Qatar and a maintenance contract from Land Transport Authority.

SECTION II: SINGTEL

National Telephone

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Direct exchange lines ("DEL")						
- rental	46	47	-1.9	187	190	-1.5
- traffic	31	34	-9.0	135	152	-11.3
	78	82	-4.9	322	342	-5.9
Others [1]	44	47	-5.4	179	192	-6.6
	122	128	-5.1	501	533	-6.1
Intercompany eliminations	(3)	(4)	-11.4	(13)	(15)	-7.6
	119	**125**	**-4.9**	**487**	**519**	**-6.1**

Key Drivers	Quarter 31 Mar 2006	Quarter 31 Dec 2005	Quarter 31 Mar 2005	Year 31 Mar 2006	Year 31 Mar 2005	YOY Chge %
DEL working lines (000s)						
Residential	1,053	1,064	1,087	1,053	1,087	-3.1
Business	755	756	757	755	757	-0.2
Total	**1,808**	**1,820**	**1,844**	**1,808**	**1,844**	**-1.9**
Singapore DEL penetration rate	***42%***	***43%***	***44%***	***42%***	***44%***	
Singapore DEL working lines (000s) [2]	**1,847**	**1,848**	**1,859**	**1,847**	**1,859**	**-0.7**
DEL market share [2]	***98.2%***	***98.5%***	***99.2%***	***98.2%***	***99.2%***	

Notes:
(1) Include revenue from enhanced telephone services, payphones, DEL interconnect and call management services such as 1900/1800 call services and Telepoll.
(2) For March 2006, figure was based on latest published information from IDA for February 2006.

National Telephone revenue fell 4.9% during the quarter, reflecting a decline of 1.9% in the number of DEL lines and lower Internet dial-up traffic with increasing broadband usage.

On a sequential quarter basis, National Telephone revenue was stable.

Sale of Equipment

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Sale of equipment	**64**	**31**	**102.9**	**223**	**113**	**97.4**

In the first quarter this year, SingTel executed a new handset distribution strategy where all distributors of SingTel Mobile's service are required to purchase the handsets from SingTel.

SECTION II: SINGTEL

This strategy resulted in increased handset sales, driving Sale of Equipment revenue to S$64 million in the quarter. For the financial year, Sale of Equipment increased almost one-fold to S$223 million.

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Staff costs - underlying	165	154	7.4	633	599	5.8
FRS 102 adjustment	-	-	-	-	(9)	nm
	165	154	7.4	633	589	7.4
Cost of sales	164	159	3.3	557	446	24.8
Selling & administrative	146	136	7.3	563	521	8.1
Traffic expenses	113	108	4.7	450	423	6.3
Repairs & maintenance	28	31	-10.1	118	117	0.3
Others [1]	(4)	(6)	-29.1	(24)	(23)	3.4
Total	612	582	5.2	2,297	2,074	10.7
Total - Adjusted [2]	***612***	***582***	***5.2***	***2,297***	***2,083***	***10.2***

As a percentage of operating revenue	Quarter 31 Mar 2006	Quarter 31 Mar 2005	Year 31 Mar 2006	Year 31 Mar 2005
Staff costs	15.4%	14.4%	15.3%	14.6%
Cost of sales	15.3%	14.9%	13.4%	11.0%
Selling & administrative	13.6%	12.8%	13.6%	12.9%
Traffic expenses	10.6%	10.2%	10.9%	10.5%
Repairs & maintenance	2.6%	2.9%	2.8%	2.9%
Others	-0.4%	-0.5%	-0.6%	-0.6%
Total	**57.2%**	**54.7%**	**55.5%**	**51.3%**

Notes:
(1) Included government grants and recoveries of costs.
(2) Adjusted to exclude the S$9 million one-off reduction in performance share cost arising from the adoption of FRS 102, ***Share-based payment***, in June 2004.

Operating expenses grew 5.2% or S$30 million to S$612 million in the current quarter. The increase in operating expenses was attributable mainly to higher staff retrenchment and selling expenses.

Against the preceding quarter, operating expenses increased by 7.3% or S$42 million due mainly to higher Cost of Sales. Excluding Cost of Sales, operating expenses rose at a lower rate of 1.8%.

SECTION II: SINGTEL

Staff Costs

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Gross staff costs	151	153	-1.2	597	592	0.9
Performance shares cost [1]	9	5	85.1	28	17	67.7
Retrenchment cost	10	*	@	20	5	288.5
Effects of adoption of FRS 102	-	-	-	-	(9)	nm
	170	158	7.5	646	605	6.8
Capitalisation of staff costs	(5)	(4)	14.6	(12)	(15)	-18.5
Total, net	**165**	**154**	**7.4**	**633**	**589**	**7.4**

Key Drivers	Quarter 31 Mar 2006	Quarter 31 Dec 2005	Quarter 31 Mar 2005	Year 31 Mar 2006	Year 31 Mar 2005	YOY Chge %
SingTel average number of staff	9,854	9,985	10,127	9,984	10,128	-1.4
Revenue per staff (S$'000) [2]	109	102	105	415	400	3.8
As at end of period:						
Number of staff						
NCS Group [3]	3,085	2,891	2,889	3,085	2,889	6.8
SingTel and subsidiary companies	6,753	6,891	7,198	6,753	7,198	-6.2
SingTel	**9,838**	**9,782**	**10,087**	**9,838**	**10,087**	**-2.5**
Optus [4]	10,124	10,143	9,322	10,124	9,322	8.6
- excluding Alphawest and Virgin	*9,407*	*9,734*	*9,322*	*9,407*	*9,322*	*0.9*
Total Group	**19,962**	**19,925**	**19,409**	**19,962**	**19,409**	**2.8**

Notes:

(1) Performance share expense for a share grant is amortised and recognised in income statement on a straight line basis over the vesting period of 3 years from the date of grant.

(2) Based on average employee numbers.

(3) As at 31 March 2005, headcount included 223 staff of one of NCS' subsidiary companies which has since ceased operations.

(4) Included staff of Alphawest and Virgin Mobile, which were consolidated as subsidiary companies from November 2005 and January 2006 respectively. Staff statistics included employees of certain subsidiary companies previously omitted. Hence prior period numbers had been restated.

As at 31 March 2006, SingTel's headcount fell by 2.5% or 249 to 9,838 from a year ago mainly from right sizing of resources and continuing outsourcing and offshoring programmes. Compared to a quarter ago, the increase of 194 headcount in NCS due to expansion overseas was partially negated by the 138 headcount reduction in SingTel.

Excluding retrenchment costs, staff costs in the quarter were largely flat year on year.

The performance share expense in the current quarter and year included amortised costs relating to grants in 2003, 2004 and 2005, compared to amortised costs for grants in 2003 and 2004 only last year.

SECTION II: SINGTEL

Selling & Administrative Expenses ("S&A")

SINGTEL	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$m	2005 S$m	%	2006 S$m	2005 S$m	%
Selling & administrative expenses	**146**	**136**	**7.3**	**563**	**521**	**8.1**

The increase in S&A expenses in the quarter was attributable to higher mobile subscriber acquisition and re-contract costs and increased property rental expenses. Operating lease payments of S$5 million were made in the quarter for the properties sold and leased back from A-REIT in March 2005. In the same quarter last year, there was a write back of S$14 million for provision for doubtful debts no longer required.

Traffic Expenses

SINGTEL	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$m	2005 S$m	%	2006 S$m	2005 S$m	%
International outpayments	53	47	13.9	204	192	6.6
Leases [1]	48	49	-1.6	196	183	6.8
Interconnect	12	13	-4.8	50	48	2.9
	113	**108**	**4.7**	**450**	**423**	**6.3**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental and lease circuit charges.

The analysis of outpayments relative to inpayments is provided on page 25.

SECTION II: SINGTEL

OTHER INCOME STATEMENT ITEMS

Other Income

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Other income	**35**	**7**	**425.4**	**71**	**20**	**247.1**

Other income comprised mainly rental income from properties, foreign exchange differences for trade related balances and gain or loss on disposal of property, plant and equipment. It increased to S$35 million in the quarter due mainly to a gain of S$27 million on disposal of land and building located in Bukit Timah. Together with the gain of S$11 million from disposal of land and building in Yio Chu Kang in the second quarter, total gain for the financial year amounted to S$38 million.

Depreciation And Amortisation

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Depreciation of property, plant and equipment						
- SingTel and subsidiary companies	(136)	(141)	-3.1	(525)	(564)	-7.0
- C2C	-	(32)	nm	(97)	(125)	-21.9
	(136)	(173)	-21.2	(622)	(689)	-9.7
Amortisation	(2)	(1)	21.4	(6)	(3)	117.9
	(138)	**(174)**	**-20.9**	**(628)**	**(691)**	**-9.2**
Depreciation as a percentage of operating revenue	*13%*	*16%*		*15%*	*17%*	

Depreciation expense fell year on year and against the preceding quarter due to the deconsolidation of C2C. Year on year, excluding C2C, the reduction in depreciation was attributable to the cessation of depreciation for the properties sold to A-REIT in March 2005.

SECTION II: SINGTEL

Net Finance Expense

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Net interest expense						
Interest expense						
C2C	-	(16)	nm	(61)	(53)	15.1
SingTel and its subsidiaries	(64)	(57)	11.0	(247)	(226)	9.1
	(64)	(73)	-12.6	(308)	(279)	10.2
Interest income from third parties	27	14	84.7	84	50	70.5
	(37)	**(58)**	**-36.6**	**(224)**	**(230)**	**-2.7**
Interest income from Optus [1]	1	7	-88.1	10	37	-74.5
	(36)	**(52)**	**-30.0**	**(214)**	**(193)**	**11.1**
Other finance (expense)/ income						
FRS 39 fair value adjustments [2]	1	-	nm	(2)	-	nm
Diminution in value of short term investments	-	(1)	nm	-	*	nm
Investment gain [3]	1	2	-52.2	5	10	-56.3
Foreign exchange (loss)/ gain (net)	(18)	10	nm	26	7	288.2
	(16)	**11**	**nm**	**29**	**17**	**72.9**

Notes:

(1) The income will be eliminated at Group level. See Section I.

(2) The fair value adjustments arose from the revaluation of trading investments to market values at balance sheet date under FRS 39, ***Financial Instruments: Recognition and Measurement***, which is effective from 1 April 2005.

(3) Comprise mainly dividend income and realised gains or losses on disposals of investments held for resale.

In spite of the deconsolidation of C2C from 1 January 2006, interest expense incurred by C2C rose 15% for the financial year ended 31 March 2006 due to higher interest rates and interest on defaulted loans. The increase in average interest rates during the current quarter boosted interest income but caused the interest expense to increase. Interest income from Optus declined as the outstanding inter-company loans fell with repayment by Optus.

The foreign exchange loss in the quarter arose mainly from the depreciation of the currencies of certain monetary foreign financial assets. The foreign exchange differences recorded for the financial year ended 31 March 2006 included exchange gains on the inter-company loans to Optus, net of hedging, amounting to S$53 million (YTD Mar 2005: S$12 million).

SECTION II: SINGTEL

Exceptional Items [1]

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Gain on deconsolidation of C2C	618	-	nm	618	-	nm
Gain on disposal of SingPost	*	-	nm	90	-	nm
Exceptional gain on sale of properties	-	118	nm	-	118	nm
Net gain on disposal of available for sale investments	59	25	132.9	59	75	-21.3
Impairment of property, plant and equipment	(9)	(23)	-61.6	(9)	(23)	-61.5
Impairment of available for sale investments	(1)	-	nm	(1)	-	nm
Goodwill impairment for IPACS	-	-	-	-	(15)	nm
Write off of IPACS	(1)	-	nm	(10)	-	nm
Net provision for diminution in value of non-current investments	-	(4)	nm	-	(1)	nm
Gain/ (Loss) on dilution of associated companies	8	(23)	nm	69	(20)	nm
Total	**673**	**93**	@	**816**	**134**	@

Note:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

In the quarter, an exceptional gain of S$618 million, representing the excess of the losses recognised on C2C beyond the cost of the initial investment and other accounting adjustments, was made.

In the preceding quarter, an exceptional gain of S$90 million was recorded on the partial disposal of SingTel's equity interest in SingPost.

SECTION II: SINGTEL

Taxation

SINGTEL	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Taxation						
Withholding taxes on dividend income from associates [1]						
- Telkomsel	-	-	-	29	12	135.8
- Globe	6	6	-	11	10	6.9
- AIS	8	6	25.8	15	16	-9.3
- BSI	-	-	-	2	2	15.8
	13	12	13.6	57	41	40.0
Tax asset on inter-company interest expense	(183)	(149)	22.8	(271)	(149)	82.3
Current and deferred taxes **(a)**	63	62	2.1	244	262	-6.7
	(106)	**(75)**	41.2	**30**	**154**	**-80.5**
Share of taxes of associates						
Ordinary results **(b)**	121	82	47.7	429	320	34.0
Reversal of Bharti's deferred tax asset	-	-	-	19	-	nm
Globe's recognition of deferred tax asset	(5)	-	nm	(5)	(22)	-75.8
	116	**82**	**41.3**	**443**	**298**	**48.3**
Total	**9**	**7**	**43.1**	**472**	**452**	**4.5**
Effective tax rates based on :						
SingTel reported profits before tax (ex-Optus)				***12.1%***	***17.9%***	
SingTel profits (ex-Optus and associates)						
Profit before tax				**3,891**	**2,522**	
Exclude :						
Compensation from IDA				(337)	(337)	
Share of associates' profits				(1,636)	(1,259)	
Exceptional items				(816)	(134)	
Adjustment to goodwill				-	333	
Exchange differences from loans to Optus, net of hedging				(53)	(12)	
C2C ordinary losses which have no tax benefit				121	131	
Adjusted pre-tax profits **(c)**				**1,170**	**1,244**	
Effective tax rate **(a)/ (c)**				***20.9%***	***21.0%***	
Applicable statutory tax rate				***20.0%***	***20.0%***	
Share of associates' profits						
Share of ordinary results **(d)**				1,635	1,251	
Effective tax rate **(b)/(d)**				***26.2%***	***25.6%***	

Note:

(1) Withholding taxes are deducted at source when dividends are remitted by the overseas associates. For accounting purpose, the dividend income and related withholding taxes are accrued when declared by the associates. Dividend income has no impact on the income statement of the Group as they are eliminated at Group. The cash inflows upon the receipt of dividend are shown in Section IV.

SECTION II: SINGTEL

As in prior quarters this year, a deferred tax asset of S$31 million was recognised on the current quarter's interest expense provided by Singapore Telecom Australia Investments Pty Limited, the investment holding company of Optus, on its long term loan from SingTel. In addition, SingTel recognised a further deferred tax asset of S$152 million (A$131 million) relating to deferred tax asset brought forward from 31 March 2005 as it believes that it is now probable that Optus will generate sufficient future taxable income to utilise the deferred tax asset.

This loan amounting to A$5.2 billion was made in June 2002 for a term of almost 10 years, with interest rates pegged at a margin above floating rates.

The inter-company loans and interests were eliminated at Group level.

With the expiration of the tax holiday for Globe in Philippines in March 2005, the effective tax rate for associates increased slightly to 26.2%.

SECTION II: SINGTEL

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Year		YOY
	31 Mar	31 Mar	31 Dec	31 Mar		Chge
	2006	2005	2005	2006	2005	
	S$m	S$m	S$m	S$m	S$m	%
Net cash inflow from operating activities						
Profit before tax	**1,523**	**444**	**844**	**3,891**	**2,522**	**54.3**
Depreciation	136	173	158	621.9	689	-9.7
Adjustment to goodwill	-	333	-	-	333	nm
Compensation from IDA	(84)	(84)	(84)	(337)	(337)	-
Share of results of associates	(464)	(326)	(430)	(1,636)	(1,259)	29.9
Exceptional items	(673)	(93)	(107)	(816)	(134)	510.4
Net interest expense	52	40	81	185	176	5.1
Other non-cash items	(17)	7	7	(2)	31	nm
Non-cash items	(1,049)	50	(375)	(1,984)	(502)	295.3
Operating cash flow before working capital changes	474	494	469	1,907	2,020	-5.6
Changes in operating assets and liabilities	88	87	5	(49)	(83)	-41.4
	562	**580**	**473**	**1,858**	**1,937**	**-4.1**
Dividends received from associates	93	37	108	616	355	73.6
Tax paid	(29)	(63)	(147)	(366)	(347)	5.6
	625	**555**	**434**	**2,108**	**1,945**	**8.4**
Net cash inflow/ (outflow) from investing activities						
Payment for purchases of property, plant and equipment	(68)	(104)	(87)	(347)	(419)	-17.2
Repayment of loans by Optus	129	322	-	293	447	-34.5
(Investment in associates)/Repayment of associates' loans	(1)	(6)	56	(553)	(179)	208.5
Net sale/(purchase) of trading investments	122	(239)	5	72	(474)	nm
Proceeds from disposal of associates	-	117	105	105	2,465	-95.7
Proceeds from disposal of non-trading investments	73	50	-	73	106	-31.1
Proceeds from disposal of property, plant and equipment	30	317	10	98	318	-69.3
Others *(dividends and interest received etc)*	13	20	8	69	89	-22.7
	298	**476**	**97**	**(191)**	**2,352**	**nm**
Net cash outflow for financing activities						
Net (decrease)/ increase in debt	(516)	-	-	(517.7)	5.2	nm
Net interest paid on borrowings and swaps	(35)	(32)	(85)	(236)	(222)	6.4
Proceeds from issue of shares from share options	14	30	8	101	115	-12.1
Dividends paid to shareholders	-	*	-	(1,734)	(915)	89.4
Payment for share capital reduction	-	-	-	-	(3,010)	nm
Payment to minority shareholders	*	-	-	*	(229)	nm
Others	(5)	(16)	(5)	(22.0)	(20)	8.4
	(542)	**(18)**	**(83)**	**(2,409)**	**(4,277)**	**-43.7**
Net increase/ (decrease) in cash and cash equivalents	**381**	**1,013**	**448**	**(493)**	**21**	**nm**
Cash and cash equivalents at beginning	**2,249**	**2,110**	**1,801**	**3,123**	**3,103**	**0.7**
Cash and cash equivalents at end	**2,631**	**3,123**	**2,249**	**2,631**	**3,123**	**-15.8**
Free cash flow	**558**	**450**	**347**	**1,761**	**1,526**	**15.4**
Capital expenditure - accrual basis	**105**	**81**	**87**	**322**	**331**	**-2.8**
Cash capex to operating revenue	***6%***	***10%***	***9%***	***8%***	***10%***	

SECTION II: SINGTEL

For the current quarter ended 31 March 2006, operating cash flow for SingTel amounted to S$625 million, 13% higher than the same quarter last year due to higher dividend received from associates.

The net cash inflow from investing activities of S$298 million in the quarter arose mainly from the repayment of inter-company loan from Optus and proceeds from disposal of investments.

The cash outflow for capital expenditure was S$68 million, representing 6% of operating revenue for the quarter, 4 percentage points lower than a year ago.

With higher operating cash flow and lower cash capital expenditure, free cash flow for the quarter increased 24% to S$558 million.

Net cash outflow for financing activities of S$542 million was mainly due to the redemption of the remaining S$515 million in bond borrowings.

Ending cash and cash equivalents stood at S$2.63 billion, 16% lower than a year ago.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2006

- **Operating revenue up 6.0%.**
- **Operational EBITDA down 10%.**
- **Operational EBITDA margin at 27.6% -- down 4.9 percentage points.**
- **Net profit of A$139 million -- down 16% (excluding the impact of exceptional items in the last corresponding quarter).**
- **Free cash flow of A$294 million -- down 18%.**

FOR THE YEAR ENDED 31 MARCH 2006

- **Operating revenue up 3.9%.**
- **Operational EBITDA down 5.5%.**
- **Operational EBITDA margin at 28.3% -- down 2.8 percentage points.**
- **Net profit of A$593 million -- down 8.5% (excluding the impact of exceptional items last year).**
- **Free cash flow of A$815 million -- down 34%.**

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Operating revenue	**1,821**	**1,718**	**6.0**	**7,192**	**6,920**	**3.9**
- excluding Alphawest and Virgin Mobile	*1,776*	*1,718*	*3.4*	*7,115*	*6,920*	*2.8*
Operational EBITDA	**502**	**559**	**-10.1**	**2,038**	**2,155**	**-5.5**
Operational EBITDA margin	*27.6%*	*32.5%*		*28.3%*	*31.1%*	
- excluding Alphawest and Virgin Mobile	*28.5%*	*32.5%*		*28.7%*	*31.1%*	
EBIT	**214**	**290**	**-26.1**	**970**	**1,120**	**-13.4**
Net profit	**139**	**594**	**-76.5**	**593**	**1,076**	**-44.9**
Free cash flow	**294**	**359**	**-18.2**	**815**	**1,234**	**-33.9**

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Fourth Quarter And Year Ended 31 March 2006

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2006 A$ m	2005 A$ m	Chge %	2006 A$ m	2005 A$ m	Chge %
Operating revenue	**1,821**	**1,718**	**6.0**	**7,192**	**6,920**	**3.9**
Operating expenses	(1,332)	(1,159)	14.9	(5,187)	(4,793)	8.2
	489	559	-12.5	2,005	2,127	-5.7
Other income	13	*	nm	33	28	15.4
Operational EBITDA	**502**	**559**	**-10.1**	**2,038**	**2,155**	**-5.5**
- EBITDA margin	***27.6%***	***32.5%***		***28.3%***	***31.1%***	
Share of results of joint ventures	5	(2)	nm	11	1	@
EBITDA	**507**	**557**	**-9.0**	**2,049**	**2,156**	**-5.0**
Depreciation & other amortisation	(293)	(267)	9.6	(1,079)	(1,036)	4.1
EBIT	**214**	**290**	**-26.1**	**970**	**1,120**	**-13.4**
Net finance expense	(22)	(40)	-44.3	(131)	(180)	-27.4
Profit before exceptional items	**192**	**250**	**-23.2**	**839**	**940**	**-10.7**
Exceptional items	-	12	nm	-	12	nm
Profit before tax	**192**	**262**	**-26.7**	**839**	**952**	**-11.9**
Tax expense	(53)	(84)	-37.5	(246)	(292)	-15.8
Profit before exceptional tax item	**139**	**178**	**-21.7**	**593**	**660**	**-10.1**
Exceptional tax item	-	416	nm	-	416	nm
Net profit after tax	**139**	**594**	**-76.5**	**593**	**1,076**	**-44.9**
Net profit						
Exclude:						
Exceptional items	-	(12)	nm	-	(12)	nm
Exceptional tax credits	-	(416)	nm	-	(416)	nm
Underlying net profit	**139**	**166**	**-16.0**	**593**	**648**	**-8.5**

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE
For The Fourth Quarter Ended 31 March 2006

Following the acquisition of Alphawest in the preceding quarter, Optus completed the acquisition of Virgin Mobile Australia Pty Limited ("**Virgin Mobile**") in January 2006, gaining control of a base of over half a million subscribers. Alphawest and Virgin Mobile added A$45 million to Optus' operating revenue in the fourth quarter.

Excluding the impact of acquisitions, Optus' operating revenue grew 3.4% in the quarter.

To strengthen market share in mobile, Optus continued to extend its capped plan offers, impacting ARPU and margins but generating stronger subscriber growth. To grow market share in fixed, Optus has commenced migration of dial up to broadband, and expanded its resale telephony customer base, which diluted margins in the Consumer and Multimedia Division. Broadband growth continued to offset the decline in the traditional products. Across the business, Optus continued to grow revenue at a higher rate than the industry average, but competition has caused retail prices to decline more rapidly than traffic expenses.

To mitigate the margin pressure, Optus continued to implement various cost management and productivity initiatives. These included headcount reduction, selective outsourcing of customer service, consolidation of IT data centres, and other offshoring projects.

Net profit for the quarter, excluding the impact of exceptional items in the same quarter last year, fell 16% to A$139 million.

Free cash flow amounted to A$294 million, down 18% due to substantially higher capital expenditure related mainly to the rollout of 3G mobile and the unbundled local loop ("**ULL**") network and construction of D series satellites. The ratio of cash capital expenditure to operating revenue was 17%, compared to 15% a year ago.

For the year ended 31 March 2006

For the year under review, Optus recorded a 3.9% increase in operating revenue to A$7.2 billion. Excluding contributions from Alphawest and Virgin Mobile, this increase was 2.8%.

As a result of the negative impact of mobile caps, lower termination rates and changes in revenue mix, operational EBITDA margin contracted 2.8 percentage points to 28.3% and operational EBITDA decreased 5.5% to A$2.0 billion from a year ago.

Net profit, excluding the impact of exceptional items last year, fell 8.5% to A$593 million.

SECTION III : OPTUS

SEQUENTIAL QUARTERLY RESULTS

Results for the current quarter compared to the preceding quarter ended 31 December 2005 were as follows:

	Quarter		
	31 Mar 2006 A$ m	31 Dec 2005 A$ m	QOQ Chge %
Operating revenue	**1,821**	**1,867**	**-2.5**
- excluding Alphawest and Virgin Mobile	***1,776***	***1,836***	**-3.3**
Operating expenses	(1,332)	(1,354)	-1.6
Operational EBITDA	**502**	**521**	**-3.7**
Operational EBITDA margin	**27.6%**	**27.9%**	
- excluding Alphawest and Virgin Mobile	***28.5%***	***28.4%***	
Mobile	*37%*	*36%*	
Optus Business & Wholesale	*21%*	*21%*	
Consumer & Multimedia	*12%*	*12%*	
Profit before tax	**192**	**225**	**-14.8**
Net profit	**139**	**158**	**-11.9**
Free cash flow	**294**	**135**	**117.7**

Revenue, operational EBITDA and net profit declined compared to the preceding quarter. Free cash flow, however, increased due a to favourable working capital position.

In March 2006, Optus aligned its accounting treatment for operating lease expenditure to be consistent with the technical interpretation of the International Financial Reporting Standards (IFRS) in Australia. Under this interpretation, if the lease agreements provide for fixed rate rent increases year on year, such increases are to be recognised on a straight-line basis over the entire lease term, compared to only expensing the contractual amounts paid every year.

This change resulted in an increase of A$12 million in operating expenses, with a related tax credit of A$3.7 million, in the financial results of Optus for the current financial year.

To enable comparability of the quarterly trends for this year, an additional expense of A$3.0 million (after-tax impact of A$2.1 million) was recognised in each quarter of the financial year ended 31 March 2006. Accordingly, results for the preceding quarters of this financial year have been restated.

SECTION III : OPTUS

DIVISIONAL TOTALS

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Operating revenue by division:						
Mobile	993	948	4.7	3,965	3,817	3.9
Optus Business	358	290	23.5	1,292	1,142	13.1
Optus Wholesale	94	112	-15.8	444	484	-8.4
Consumer and Multimedia	387	380	1.7	1,543	1,532	0.7
Less inter-divisional revenue [1]	(11)	(12)	-10.9	(52)	(55)	-6.7
Total	**1,821**	**1,718**	**6.0**	**7,192**	**6,920**	**3.9**
Operational EBITDA by division:						
Mobile	363	401	-9.5	1,457	1,515	-3.9
Optus Business & Wholesale	95	108	-12.2	395	437	-9.6
Consumer and Multimedia	44	50	-10.6	186	203	-8.5
Total	**502**	**559**	**-10.1**	**2,038**	**2,155**	**-5.5**
Operational EBITDA margins by division:						
Mobile	*37%*	*42%*		*37%*	*40%*	
Optus Business & Wholesale	*21%*	*27%*		*23%*	*27%*	
Consumer and Multimedia	*12%*	*13%*		*12%*	*13%*	
Total	***27.6%***	***32.5%***		***28.3%***	***31.1%***	

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with fixed line customers of the Consumer and Multimedia and Optus Business divisions..

In the quarter, Mobile contributed 55% of total revenue and 72% of operational EBITDA, the same percentage as the same quarter last year.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 31 Mar 2006 A$ m	Quarter 31 Mar 2005 A$ m	YOY Chge %	Year 31 Mar 2006 A$ m	Year 31 Mar 2005 A$ m	YOY Chge %
Mobile communications revenue [1]						
Outgoing service revenue	655	657	-0.3	2,608	2,625	-0.6
Incoming service revenue	199	176	13.2	815	742	9.8
Service revenue	854	833	2.5	3,423	3,367	1.7
Equipment	139	115	20.6	542	450	20.3
	993	**948**	**4.7**	**3,965**	**3,817**	**3.9**
Operational EBITDA [2]	**363**	**401**	**-9.5**	**1,457**	**1,515**	**-3.9**
- EBITDA margin	*37%*	*42%*		*37%*	*40%*	

Key Drivers	Quarter 31 Mar 2006	Quarter 31 Dec 2005	Quarter 31 Mar 2005	Year 31 Mar 2006	Year 31 Mar 2005	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	3,590	3,427	3,100	3,590	3,100	15.8
Postpaid	2,896	2,870	2,821	2,896	2,821	2.7
Total	**6,486**	**6,297**	**5,921**	**6,486**	**5,921**	9.5
Mobile penetration rate [3]	***97%***	***95%***	***89%***	***97%***	***89%***	
MOUs per subscriber per month [4]						
Prepaid	62	63	58	60	56	7.7
Postpaid	155	162	141	155	144	8.3
ARPU per month (A$) [4]						
Prepaid	23	24	21	22	23	-3.1
Postpaid	71	77	75	74	77	-3.8
Blended	**45**	**48**	**46**	**46**	**49**	-5.9
Data revenue as a percentage of service revenue	***19%***	***18%***	***17%***	***18%***	***16%***	
Market (000s) [5]	**19,908**	**19,418**	**18,045**	**19,908**	**18,045**	**10.3**
Market share - total [5]	***32.6%***	***32.4%***	***32.8%***	***32.6%***	***32.8%***	
Retail postpaid churn rate per month [6]	***1.2%***	***1.2%***	***1.6%***	***1.4%***	***1.4%***	
% users through wholesale [7]	***10%***	***18%***	***19%***	***10%***	***19%***	
Acquisition cost per subscriber	**A$120**	**A$120**	**$111**	**A$130**	**$134**	

Notes:

(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates.
(6) Churn excludes customers transferring from postpaid to prepaid.

SECTION III : OPTUS

(7) Based on the nature of the billing arrangements between Optus and its Wholesale customers, all Wholesale subscribers have been included as postpaid subscribers. In the past periods this included Virgin Mobile customer base. Following the acquisition in January 2006, 423,000 of 521,000 total Virgin Mobile customers as at 31 March 2006 were reclassified as prepaid. The number of prepaid and post paid customers and certain comparative metrics (ARPU and MOUs) have been restated. Metrics related to caps have not been restated.

Optus Mobile revenue grew by 4.7% to A$993 million. Excluding the impact of Virgin Mobile, which was consolidated from January 2006, Mobile revenue grew at a slower rate of 3.4%. The increases were driven mainly by the growth in incoming service revenue and equipment sales. Outgoing service revenue was stable year on year as the lower revenue per minute was partially offset by higher outgoing traffic volume from continuing subscriber growth.

In the quarter, incoming service revenue continued to be impacted by the lower termination rates as mandated by the ACCC. Average inbound mobile termination rate fell 17% from a year ago. Until the new rates for 2006 are finalised through negotiation with other carriers or a decision of the regulator, Optus will continue using the 15 cents rate suggested by the ACCC. Despite the sharp decline in mobile termination rates, incoming service revenue increased by 13% as a result of stronger voice and SMS terminating traffic and higher inbound roaming revenue.

Equipment revenue increased by 21%, reflecting the new contribution from Virgin Mobile as well as the higher volumes of deliveries to postpaid customers, underpinning Optus' acquisition and retention strategy in this segment. Higher equipment revenue diluted Mobile division's margins further.

Optus has stated the strategy to defend its mobile market share against strong price competition. In the quarter Optus continued to grow its customer base. The number of mobile subscribers increased by 189,000, resulting in a subscriber base of 6.5 million as at 31 March 2006.

EBITDA fell by 9.5%, reflecting the continuing impact of mobile caps, lower termination rates, a higher proportion of lower-margin equipment sales and higher handset subsidies. The March 2005 quarter reflected a lower rate of subscriber growth and hence, lower subscriber acquisition costs. Comparatively, operational EBITDA margin was down 5 percentage points to 37%.

Capped plans are offered by Optus to its retail customers in the small business and consumer segments. During the quarter, around 32% of new and recontracted customers chose capped plans, compared to 29% in the preceding quarter, excluding Virgin Mobile. Approximately 19% of the total Optus postpaid mobile base, including Virgin Mobile postpaid customers as at 31 March 2006, were under capped plans, up from 14% a quarter ago and 5% a year ago. The reclassification of Virgin Mobile prepaid customers accounted for 2 percentage points increase in the proportion of Optus postpaid customers on capped plans from a quarter ago.

Acquisition costs of A$120 per subscriber were consistent with the preceding quarter. However, they were higher than for same quarter last year due to the inclusion of Virgin Mobile' costs, higher volumes and a greater proportion of fully subsidised handsets (reflecting Optus' customer acquisition and retention strategy).

In January 2006, Optus acquired the remaining 74.15% of Virgin Mobile for A$30 million. Optus has consolidated Virgin Mobile as a wholly owned subsidiary from the fourth quarter. This acquisition contributed A$12 million to Optus Mobile revenue, with negligible impact on EBITDA. Optus had previously been accounting for a substantial proportion of Virgin Mobile service revenue through the wholesale relationship.

SECTION III : OPTUS

Optus Mobile continues to focus on three strategies to drive growth.

Firstly, it is growing its market share in the business mobile market, with customer numbers increasing by 10% and full year revenue in the segment up 3.8%, compared to the prior year.

Secondly, Optus is stimulating data revenue, which increased to 19% of ARPU, up 2 percentage points on the same quarter last year.

The third strategy is to leverage Optus' traditional strength in the consumer segment. In 2005, Optus has moved to defend its market share more aggressively through retaining existing customers and ensuring that its share of new to market customers is consistent with its share of existing customers. This strategy continues going forward.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Business revenue						
Voice	120	103	16.0	456	439	3.9
Data and IP	110	104	6.0	414	387	6.9
Satellite	57	55	4.9	227	215	5.3
Managed & professional services	71	28	150.4	195	101	93.7
Total Business revenue	**358**	**290**	**23.5**	**1,292**	**1,142**	**13.1**
- excluding Alphawest	***325***	***290***	***12.2***	***1,228***	***1,142***	***7.5***
Wholesale revenue						
Voice	55	72	-23.3	289	337	-14.3
Data and IP	39	40	-2.3	153	146	4.9
Other	*	*	nm	2	1	38.5
	94	**112**	**-15.8**	**444**	**484**	**-8.4**
Total revenue	**452**	**402**	**12.6**	**1,736**	**1,626**	**6.8**
- excluding Alphawest	***419***	***402***	***4.4***	***1,672***	***1,626***	***2.8***
Operational EBITDA [1]	**95**	**108**	**-12.2**	**395**	**437**	**-9.6**
- EBITDA margin	***21%***	***27%***		***23%***	***27%***	
- EBITDA margin ex-Alphawest	***23%***	***27%***		***24%***	***27%***	

Key Drivers	Quarter			Year		YOY Chge
	31 Mar 2006	31 Dec 2005	31 Mar 2005	31 Mar 2006	31 Mar 2005	%
Business voice minutes (m min)	1,420	1,304	1,204	5,359	5,007	7.0
Wholesale voice minutes (m min)	1,142	1,220	1,143	4,818	5,094	-5.4
As at end of period:						
64k equivalent lines (000s) [2]	1,280	1,158	882	1,280	882	45.1
Buildings connected [3]	15,085	14,932	14,065	15,085	14,065	7.3

Notes:

(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) 64k equivalent lines comprised all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g. a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(3) Directly connected buildings include all connections via all access media - fibre, DSL, fixed wireless, satellite and leases.

As reported in the preceding quarter, Optus consolidated Alphawest with effect from November 2005. Alphawest contributed A$64 million to Optus' revenue for the year. While Alphawest's margins are lower than the traditional telco business, it is positioned as the Optus platform for delivering integrated IT and telco solutions to corporate customers.

Excluding Alphawest, operating revenue for the combined Business and Wholesale division increased by 1.5% from a quarter ago and by 4.4% year on year in the midst of strong price competition.

SECTION III : OPTUS

Business revenue grew 24% and wholesale revenue declined by 16%, impacted mainly by the lower transit and interconnect revenue in the current quarter.

Optus Business' voice revenue increased 16%, driven primarily by an 18% increase in voice traffic (meaning that Optus increased its share of total voice minutes in the market during the quarter). This volume gain was an improvement on the last corresponding quarter, but also caused higher traffic expenses (see page 50).

Business Data & IP revenue grew 6.0% to A$110 million, with IP growth largely offsetting weakness in traditional data. Uecomm grew its revenue by 45% for the quarter. Data and IP revenue growth for the year was higher at 6.9% partly attributable to the inclusion of only nine months of Uecomm's results last year.

Managed and professional services revenue of A$71 million for the quarter included Alphawest's revenue of A$33 million. Excluding Alphawest, it grew 36% on the strength of Optus' recent corporate wins. Satellite revenues grew slightly in the quarter compared to a year ago.

Optus continued to win new business including QBE Insurance and Toll Holdings.

Operational EBITDA decreased by 12% with EBITDA margins excluding Alphawest at 23% due mainly to pricing pressures. The margins were stable compared to the preceding quarter.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION ("CMM")

	Quarter		YOY	Year		YOY
	31 Mar		Chge	31 Mar		Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
HFC voice revenue	98	103	-5.5	403	423	-4.9
Cable Internet revenue	38	33	16.0	143	121	18.8
Pay TV revenue	31	32	-3.5	120	134	-10.2
HFC	**167**	**168**	**-0.7**	**666**	**678**	**-1.7**
Dial up Internet revenue	15	23	-32.0	74	103	-28.2
DSL Internet revenue	28	14	109.6	91	35	159.7
Off network voice revenue	177	175	0.6	712	716	-0.6
Total revenue	**387**	**380**	**1.7**	**1,543**	**1,532**	**0.7**
Operational EBITDA [1]	**44**	**50**	**-10.6**	**186**	**203**	**-8.5**
- EBITDA margin	***12%***	***13%***		***12%***	***13%***	

Key Drivers	Quarter			Year		YOY Chge
	31 Mar 2006	31 Dec 2005	31 Mar 2005	31 Mar 2006	31 Mar 2005	%
HFC						
HFC ARPU per month (A$)	109	109	108	108	110	-1.6
Local telephony customers [2]	473	478	493	473	493	-4.1
Other customers [2]	39	37	31	39	31	25.2
Total HFC customers	**512**	**515**	**524**	**512**	**524**	**-2.3**
Local telephony bundling rate [3]	***73%***	***72%***	***68%***	***73%***	***68%***	
HFC penetration [4]	***37%***	***37%***	***37%***	***37%***	***37%***	
Internet customers						
DSL	257	224	128	257	128	101.0
HFC broadband	289	272	227	289	227	27.5
Broadband subtotal	**546**	**496**	**355**	**546**	**355**	**54.1**
Dial-up delivered over HFC network	32	38	64	32	64	-50.7
Dial-up delivered off network	336	350	373	336	373	-10.1
Total Internet customers (000s)	**914**	**884**	**792**	**914**	**792**	**15.3**
Off Network [5]						
Total local call resale customers [5]	655	649	640	655	640	2.2
Total long distance customers [5]	732	735	742	732	742	-1.3
Local call resale bundling rate [6]	*70%*	*67%*	*48%*	*70%*	*48%*	

Notes:
(1) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(2) Local telephony customers include all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers include all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of pay TV or cable internet.
(3) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of cable internet, dial-up internet or pay TV).

SECTION III : OPTUS

(4) Based on 1.4 million serviceable homes.
(5) As small business has become an increased business focus, both current and comparative data have been restated to include small business customers. Prior disclosures were residential customers only.
(6) Residential only. Based on customers who are receiving a "bundled benefit" from taking a package of products (local call resale and long distance plus either DSL or dial up Internet).

CMM revenue improved against the preceding quarter as growth in broadband revenue[3] continued to offset declines in the traditional products.

Broadband revenue continued to grow strongly by 44%, with 50,000 net subscribers in the quarter. As at 31 March 2006, Optus had 546,000 broadband customers, an increase of 191,000 customers or 54% from a year ago.

Despite industry-wide declines in fixed voice revenues, Optus' local call resale customers grew by 2.2%, maintaining stable voice revenue.

Dial up internet revenue fell 32%, reflecting Optus' success in migrating customers to broadband. Pay TV revenue decline slowed down to 3.5%, compared to a decline of over 10% recorded in the preceding quarter. The rollout of digital services continued to gain momentum, with approximately one third of the pay TV subscriber base now migrated to digital.

Optus has commenced its broadband ULL network rollout. When complete, Optus will be able to reach over 50% of Australian homes from either its HFC network or its ULL network. The ULL network has the potential to improve margins significantly after the initial phase of start up costs and achieving scale in ULL subscriber base. As at 31 March 2006, approximately 10,000 subscribers had migrated to ULL.

EBITDA for the quarter was down 11% on the same quarter last year. The lower EBITDA margin reflected Optus' continuing strategy of acquiring offnet broadband (DSL) customers on lower margins.

[3] Broadband revenue comprise cable and DSL internet revenues.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 31 Mar 2006 A$ m	Quarter 31 Mar 2005 A$ m	YOY Chge %	Year 31 Mar 2006 A$ m	Year 31 Mar 2005 A$ m	YOY Chge %
Interconnect	349	322	8.3	1,428	1,343	6.4
Outpayments & other leases	58	53	9.4	233	196	18.5
Traffic expenses	407	375	8.5	1,661	1,539	7.9
Selling & administrative	392	333	17.5	1,520	1,465	3.8
Staff costs	240	215	11.5	937	879	6.6
Cost of sales	288	228	26.0	1,062	900	18.0
Capitalisation of costs (1)	(30)	(32)	-5.0	(138)	(130)	6.6
Repair & maintenance and others	35	40	-11.8	145	140	3.4
Total	**1,332**	**1,159**	**14.9**	**5,187**	**4,793**	**8.2**
- excluding Alphawest and Virgin Mobile	***1,284***	***1,159***	***10.7***	***5,108***	***4,793***	***6.6***
As a percentage of operating revenue						
Traffic expenses	22%	22%		23%	22%	
Selling & administrative	22%	19%		21%	21%	
Staff costs	13%	13%		13%	13%	
Cost of sales	16%	13%		15%	13%	
Capitalisation of costs (1)	-2%	-2%		-2%	-2%	
Repair & maintenance and others	2%	2%		2%	2%	
	73%	67%		72%	69%	

	Quarter 31 Mar 2006	Quarter 31 Dec 2005	Quarter 31 Mar 2005	Year 31 Mar 2006	Year 31 Mar 2005	YOY Chge %
Staff statistics						
Number of employees, at end of period (3)	10,124	10,143	9,322	10,124	9,322	8.6
- excluding Alphawest and Virgin Mobile	*9,407*	*9,734*	*9,322*	*9,407*	*9,322*	*0.9*
Average number of employees	10,247	9,922	9,309	9,874	9,295	6.2
- excluding Alphawest and Virgin Mobile	*9,571*	*9,794*	*9,309*	*9,737*	*9,295*	*4.8*
Revenue per employee (A$'000) (2)	178	188	185	728	744	-2.2

Notes:
(1) The bulk of the capitalisation relates to staff costs.
(2) Based on average employee numbers.
(3) Staff statistics include 228 employees (March 2005: 254) of certain subsidiaries previously omitted from the headcount. Hence, prior period numbers have been restated.

Excluding Alphawest and Virgin Mobile, operating expenses increased by 11% in the current quarter. Operating expenses represented 73% of operating revenue.

Traffic expenses rose by 8.5% primarily due to the increased volume of mobile minutes as a result of mobile caps, higher Business voice traffic and higher international outpayments. The increases in this quarter were partially mitigated by lower mobile termination rates from a year ago.

SECTION III : OPTUS

Selling and Administrative expenses in the fourth quarter increased by 18%. This was largely due to higher subscriber acquisition costs to support Optus strategy of defending its market share, higher bad debt expense and increased mobile base station lease costs from more network sites.

Cost of sales increased by 26% reflecting contribution from Alphawest and Virgin Mobile. Excluding the impact of these acquisitions, cost of sales increased by approximately 8%, generally in line with higher mobile equipment sales.

Staff costs, excluding Alphawest and Virgin Mobile, rose 4.8% for the year principally due to redundancy costs of A$22 million (of which A$11 million was expensed in the fourth quarter), annual wage increases and marginal increase in staff headcount. The increase in staff headcount from a year ago had predominantly been in customer service. Against a quarter ago, ending staff numbers excluding acquisitions declined by 3.4% as a result of redundancies and continuing offshoring programmes.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Southern Cross	5	(2)	nm	11	1	@
Bridge Mobile Alliance	*	-	nm	*	-	nm
Virgin Mobile	-	-	-	-	-	-
Total	**5**	**(2)**	**nm**	**11**	**1**	**@**

Southern Cross' operational performance has improved this year with higher operating revenue from new sales and lower interest expense due to repayment of external debt.

Following the acquisition of the remaining 74.15% interest, Virgin Mobile was consolidated as a wholly owned subsidiary from January 2006.

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Depreciation of property, plant & equip	281	265	6.0	1,057	1,029	2.7
Other amortisation	12	2	@	22	7	198.6
	293	**267**	**9.6**	**1,079**	**1,036**	**4.1**
Depreciation as a percentage of operating revenue	***15%***	***15%***		***15%***	***15%***	

Optus commenced amortisation of its 3G licence on the commercial launch of 3G services in November 2005. The cost of the licence of A$292 million, including capitalised interest, is amortised over the remaining licence term ending October 2017.

SECTION III : OPTUS

Net Finance Expense

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Interest payable to SingTel	1	4	-80.6	7	30	-75.3
Interest payable to others	31	43	-27.3	153	175	-12.5
Gross interest on borrowings	32	47	-31.3	160	205	-21.7
Interest capitalised	(3)	(2)	73.7	(11)	(6)	109.1
Net interest expense	29	45	-35.8	149	199	-25.3
Interest income	(7)	(5)	35.4	(18)	(19)	-5.3
Total	**22**	**40**	**-44.3**	**131**	**180**	**-27.4**

Net interest expense fell 44% to A$22 million due mainly to lower average debt levels.

Exceptional Items

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2005 A$ m	2005 A$ m	%	2005 A$ m	2005 A$ m	%
Gain on sale of interest in Intelsat	-	12	nm	-	12	nm
Total	**-**	**12**	**nm**	**-**	**12**	**nm**

In the fourth quarter last year, Optus completed the sale of its interest in Intelsat recording an exceptional gain of A$12 million.

SECTION III : OPTUS

Taxation

	Quarter			Year		
	31 Mar		YOY	31 Mar		YOY
	2006 A$m	2005 A$m	Chge %	2006 A$m	2005 A$m	Chge %
Optus' Australian income tax expense	51	72	-29.7	246	278	-11.6
Share of joint venture tax expense	2	12	-86.8	-	14	nm
	53	**84**	**-37.5**	**246**	**292**	**-15.8**
Exceptional tax credits relating to tax losses	-	416	nm	-	416	nm
	-	**416**	**nm**	**-**	**416**	**nm**

The accounting income tax expense reflected primarily the Australian tax rate of 30% together with minor variations between accounting and taxable income. The effective tax rate for the current quarter was 28%. Overall effective tax rate for the year was 29%.

In the March 2005 quarter, an exceptional tax credit of A$416 million was recognised for the remaining tax losses incurred before SingTel's acquisition (see Section I – page 4). These tax losses were recognised because of a higher probability of their utilisation.

Optus is currently not in a tax payable position due to the availability of carried forward tax losses. Based on the expected tax asset (see Section II – page 35) and the confirmed availability of carried forward tax losses, Optus expects that no significant income tax will be payable in respect of the financial years ending 31 March 2007 and 31 March 2008.

SECTION III : OPTUS

CASH FLOW AND CAPITAL EXPENDITURE

	Quarter			Year		YOY
	31 Mar	31 Mar	31 Dec	31 Mar		Chge
	2006	2005	2005	2006	2005	
	A$ m	A$ m	A$ m	A$ m	A$ m	%
Net cash inflow from operating activities						
Profit before tax	**192**	**262**	**225**	**839**	**952**	**-11.9**
Depreciation and amortisation	293	267	265	1,079	1,036	4.1
Share of results of joint ventures	(5)	2	(2)	(11)	(1)	@
Exceptional items	-	(12)	-	-	(12)	nm
Other non-cash items	26	41	35	138	186	-25.9
Non cash items	314	298	298	1,206	1,209	-0.3
Operating cashflow before working capital changes	506	560	523	2,045	2,161	-5.4
Changes in operating assets and liab	90	56	(81)	(135)	(116)	16.8
	596	**616**	**442**	**1,910**	**2,045**	**-6.6**
Tax paid	*	*	*	*	*	nm
Net cash inflow from operating activities	**596**	**616**	**442**	**1,910**	**2,045**	**-6.6**
Net cash outflow from investing activities						
Purchases of property, plant and equipment	(302)	(257)	(307)	(1,095)	(811)	34.9
Purchase of subsidiary	(32)	(35)	(28)	(60)	(262)	-77.0
Proceeds from disposal of investments	-	37	-	-	37	nm
Others	3	(12)	*	(36)	(5)	@
	(331)	**(267)**	**(335)**	**(1,191)**	**(1,041)**	**14.4**
Net cash outflow from financing activities						
Net decrease in loans from SingTel	(100)	(251)	-	(228)	(350)	-35.0
Net decrease in bank borrowings	(152)	-	(6)	(261)	(314)	-16.7
Finance lease payments (excluding interest)	(74)	(15)	*	(89)	(44)	100.5
Other	-	-	-	-	(1)	nm
	(326)	(266)	(6)	(578)	(709)	-18.5
Net interest paid on borrowings and swaps (including finance lease interest)	(33)	(47)	(40)	(161)	(201)	-19.8
	(359)	**(313)**	**(46)**	**(739)**	**(910)**	**-18.8**
Net change in cash and cash equivalents	**(94)**	**36**	**61**	**(20)**	**94**	**nm**
Cash and cash equivalents at beginning	215	105	154	141	46	203.2
Cash and cash equivalents at end	**121**	**141**	**215**	**121**	**141**	**-14.1**
Free cash flow [1]	**294**	**359**	**135**	**815**	**1,234**	**-33.9**
Cash flow before borrowings [2]	**232**	**302**	**67**	**558**	**804**	**-30.6**
Capital expenditure - accrual basis	**346**	**366**	**275**	**1,146**	**918**	**24.8**
Cash capital expenditure to operating revenue	***17%***	***15%***	***16%***	***15%***	***12%***	

Notes:

(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.

(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

In the quarter, operating cash flow fell to A$596 million largely due to lower operational EBITDA partially offset by favourable working capital movements.

Cash capital expenditure continued to grow this financial year as Optus rolled out new mobile and fixed line networks and carried on construction of the D series satellites. Cash capital expenditure for the fourth quarter was A$302 million, up 18% year on year. The cash capital expenditure for the year was A$1.1 billion, within the guidance given previously.

Due to significantly higher cash capital expenditure, free cash flow decreased to A$294 million in the quarter, down from A$359 million a year ago.

Cash capital expenditure by division

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 A$ m	2005 A$ m	%	2006 A$ m	2005 A$ m	%
Mobile	102	83	22.7	390	226	72.2
Business & wholesale	98	124	-20.9	384	373	2.9
Consumer & multimedia	64	17	285.0	165	84	96.3
Other	38	33	15.9	156	128	22.0
Total	**302**	**257**	**17.6**	**1,095**	**811**	**34.9**

In the quarter, cash capital expenditure for the Mobile division was A$102 million or 34% of the Optus' total capital expenditure. This represented an increase of A$19 million over the last corresponding quarter as Optus continued to expand its 3G network. Total capital expenditure to date on the 3G project amounted to approximately A$370 million.

The cash capital expenditure for the Optus Business and Wholesale division decreased by 21% to A$98 million for the quarter, accounting for 32% of Optus' total, down from 48% a year ago. The expenditure was largely for the construction of the D series satellites.

For the Consumer and Multimedia division, the increased investment in the broadband ULL network roll out lifted the capital expenditure to A$64 million, significantly higher than the A$17 million in the last corresponding quarter.

SECTION IV: ASSOCIATES

FINANCIAL HIGHLIGHTS
FOR THE FOURTH QUARTER ENDED 31 MARCH 2006

- **Pre-tax results from associates up 45% to S$469 million.**

- **On a post-tax basis, earnings from associates up 54% to S$352 million.**

- **Telkomsel and Bharti are the key drivers of growth.**

- **Group's regional mobile subscribers (including SingTel and Optus) grew 7.2 million in the quarter. Year on year, Group's regional mobile subscribers was up 31% or 20 million to 85 million. On a proportionate share basis, increase was 28% to 33 million subscribers.**

FOR THE YEAR ENDED 31 MARCH 2006

- **Group's share of pre-tax earnings from associates up 31% to S$1.65 billion.**

- **Post-tax earnings from associates up 28% to S$1.21 billion.**

SECTION IV : ASSOCIATES

	Equity Int %	Quarter 31 Mar 2006 S$m	Quarter 31 Mar 2005 S$m	YOY Chge %	Year 31 Mar 2006 S$m	Year 31 Mar 2005 S$m	YOY Chge %
Regional mobile associates							
Telkomsel	35.0	245	141	73.3	827	558	48.4
Bharti Telecom / Bharti Tele-Ventures [2]	30.5	82	51	61.1	287	174	65.0
AIS [3]	21.4	64	71	-10.4	256	292	-12.6
Globe Telecom [3] [4]	44.6						
- operating results		*56*	*37*	*51.2*	*165*	*160*	*3.1*
- mark to market and translation gain		*3*	*	*@*	*34*	*1*	*@*
		59	37	60.5	199	161	24.0
Pacific Bangladesh Telecom Ltd ("PBTL") [5]	45.0	(2)	-	nm	(8)	-	nm
		447	300	49.1	1,562	1,185	31.8
Other SingTel associates							
Singapore Post [6]	25.8	10	11	-7.3	46	44	3.9
PT Bukaka ("BSI")	40.0	2	7	-69.7	21	28	-24.1
New Century InfoComm ("NCIC") [3]	24.5	5	(4)	nm	(6)	(22)	-70.5
Others		(1)	4	nm	13	16	-21.5
SingTel share of ordinary results		**464**	**318**	**45.7**	**1,635**	**1,251**	**30.7**
Optus share of ordinary results		**6**	**(1)**	**nm**	**13**	**1**	**@**
Group share of ordinary profit		**469**	**317**	**48.2**	**1,648**	**1,252**	**31.6**
Exceptional items							
Bharti Telecom/ Bharti Tele-Ventures [7]		-	-	-	3	-	nm
Globe Telecom [7]		-	8	nm	5	8	-36.3
TeleTech Park - asset impairment charge	40.0	-	-	-	(7)	-	nm
Group share of exceptional items		**-**	**8**	**nm**	**1**	**8**	**-87.5**
Group share of pre-tax profit		**469**	**325**	**44.6**	**1,649**	**1,260**	**30.9**
Group share of net profit after tax of associates							
Telkomsel		172	99	73.7	579	389	49.0
Bharti Telecom/ Bharti Tele-Ventures							
- ordinary results		77	44	76.1	260	150	72.7
- exceptional items		-	-	-	3	-	nm
- reversal of deferred tax asset		-	-	-	(19)	-	nm
		77	44	76.1	244	150	62.0
AIS		44	50	-11.7	178	207	-14.0
Globe Telecom							
- ordinary results		35	31	14.4	140	139	0.5
- exceptional items		-	8	nm	5	8	-36.3
- deferred tax asset		5	-	nm	5	22	-75.8
		40	39	4.1	150	169	-11.0
PBTL		2	-	nm	(5)	-	nm
Regional mobile associates		**334**	**231**	**44.8**	**1,146**	**915**	**25.3**
Others		17	(3)	nm	60	30	99.3
Group share of net profit (A)		**352**	**228**	**54.2**	**1,207**	**945**	**27.6**
(A) as % of Group underlying net profit		***35%***	***26%***		***37%***	***31%***	

SECTION IV : ASSOCIATES

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure compliance with the Group's accounting policies.

(2) In May 2005, SingTel increased its equity interest in Bharti Telecom Limited ("**BTL**") from 26.96% to 32.81%. SingTel's equity interest in Bharti Tele-Ventures Limited ("**Bharti**", an associated company of BTL) was diluted from 15.95% in March 2005 to 15.61% as at 31 March 2006 following Bharti's conversion of certain debentures and USD denominated bonds into equity shares. Consequently, SingTel's total effective interest of Bharti decreased to 30.51% as at 31 March 2006.

(3) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the year ended 31 December 2005. One-off transactions between 1 January 2006 and 31 March 2006 which are material are also accounted by the Group in the current quarter.

(4) In November 2004, SingTel increased its equity interest in Globe Telecom from 40.05% to 45.05% and in March 2005, this was diluted to 44.63% following a share buy back exercise. Globe issued ordinary shares upon the exercise of some employee stock options, which further diluted SingTel's interest to 44.60% as at 31 March 2006.

(5) In June 2005, SingTel purchased a 45% equity interest in PBTL and commenced equity accounting of its results from June 2005 quarter.

(6) The Group's equity interest in SingPost was diluted to 25.84% as at 31 March 2006 following partial disposal in the December quarter and exercise of SingPost employee share options.

(7) These items relate to one-off GAAP and other adjustments of individually insignificant values relating to prior periods.

In the current quarter, the Group's share of pre-tax ordinary profit from its associates amounted to S$469 million, accounting for 43% (Q4 2005: 32%) of the Group's profit before exceptional items and tax.

Telkomsel, Bharti and Globe recorded strong improvements in revenue and profitability but AIS' performance continued to be affected by keen competition in the Thai market.

On a post-tax basis, profits from associates grew 54% to S$352 million in the current quarter. The associates contributed 35% to the Group's underlying net profit for the quarter, up 9 percentage points from a year ago.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with over 10,000 radio base stations providing nationwide coverage.

In the quarter ended 31 March 2006, the pre-tax profit contribution from Telkomsel increased significantly by 73% to S$245 million on the back of continued strong operational performance. The Rupiah was stable in the quarter compared to a year ago.

With its superior coverage, strong brand and wide distribution, Telkomsel maintained its market leader position with a market share of 53%. Its total mobile subscriber base of 26.9 million, comprising 25.4 million prepaid and 1.5 million postpaid, increased by 9.1 million or 51% from a year ago, and 2.7 million or 11% from a quarter ago.

SECTION IV : ASSOCIATES

Bharti Tele-Ventures Ltd Group ("Bharti")

Bharti is India's leading private sector provider of telecommunications services, offering mobile, fixed-line, long distance, broadband and enterprise services. It is listed on the National Stock Exchange and the Stock Exchange, Mumbai and is the only private telecom operator with an "all India" presence offering mobile services in all 23 licensed circles. Bharti is the market leader in India with 28% of the GSM market and 22% of the total wireless market.

In the quarter ended 31 March 2006, Bharti added a record 3.3 million mobile subscribers, and reaffirmed its leadership position when it became the first mobile operator to cross the 2 million mobile subscriber mark in Delhi. As at 31 March 2006, Bharti's total mobile subscriber base was 19.6 million or 21.0 million if its 1.4 million fixed line subscribers were included.

In spite of declining ARPU caused by falling call rates, Bharti's revenue in the quarter grew 47% driven mainly by the record subscriber growth. The vibrant mobile market was boosted by the introduction of innovative plans such as the "lifetime validity" plans and the single rate plans for fixed line and mobile customers where calls could be made in India at only 1 Rupee per minute.

Bharti had changed its name to "Bharti Airtel Limited" effective 28 April 2006 following shareholders' and regulatory approval.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 31 March 2006, it was one of the largest listed companies on the Stock Exchange of Thailand in terms of market capitalisation.

AIS' profit in its fourth quarter ended December 2005 rebounded from the third quarter. Operating revenue rose 9.2% from the previous quarter attributed mainly to higher mobile phone sales and increased usage during the festive season.

Year on year, however, pre-tax contribution in the quarter fell 10% to S$64 million due to continued intense price competition.

AIS' net mobile subscriber addition in the March quarter was only 225,000 subscribers partly attributable to the political unrest in Thailand. Year on year, its subscriber base grew by 7.2% or 1.1 million to 16.6 million. As at 31 March 2006, AIS continued to lead the market with approximately 52% market share.

To counteract the competition and boost subscriber growth, AIS introduced various price promotions in April 2006.

SECTION IV : ASSOCIATES

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services providers in the Philippines and is listed on the Philippine Stock Exchange.

Driven by usage increases and festive promotions, Globe delivered a strong fourth quarter performance ended December 2005. Consequently, the share of Globe's pre-tax profit in the quarter increased strongly by 61% to S$59 million.

With the expiration of its income tax holiday in March 2005, and a higher corporate tax rate implemented in November 2005, Globe recorded a smaller increase of 4.1% in net profit after tax for the quarter.

Globe registered a net addition of 793,000 mobile subscribers in the March 2006 quarter. This was a turnaround from the 5,000 net disconnections recorded in the December quarter following termination of the SIM swap programme. As at 31 March 2006, its subscribers reached 13.2 million, 1.9% higher than a year ago.

Pacific Bangladesh Telecom Limited ("PBTL")

PBTL is the fourth largest mobile communications services provider in Bangladesh.

PBTL is aggressively rolling out its network to cater to the burgeoning demand in Bangladesh. The first phase of the rollout to add capacity for 1.75 million subscribers was completed in February 2006. PBTL added 34,000 mobile subscribers in the quarter. The rapid growth had impacted the bottom line as subscriber acquisition costs increased.

SECTION IV : ASSOCIATES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Group operating revenue						
SingTel	1,069	1,063	0.6	4,141	4,046	2.3
Optus	2,191	2,184	0.3	8,998	8,571	5.0
	3,260	**3,247**	**0.4**	**13,138**	**12,617**	**4.1**
Proportionate share of operating revenue						
Regional mobile associates	1,037	819	26.7	3,748	3,063	22.4
Singapore associates	49	48	1.2	198	197	0.7
Other overseas' associates	69	66	4.2	276	244	13.1
	1,155	**933**	**23.8**	**4,222**	**3,503**	**20.5**
Enlarged revenue	**4,415**	**4,180**	**5.6**	**17,360**	**16,120**	**7.7**
% of overseas rev to Group revenue	***67%***	***67%***		***68%***	***68%***	
% of overseas rev to enlarged revenue	***75%***	***73%***		***75%***	***74%***	

Based on the Group's enlarged revenue, overseas revenue contribution was 75% for the quarter, up 2 percentage points from a year ago.

SECTION IV : ASSOCIATES

Proportionate EBITDA [1]	Quarter 31 Mar 2006 S$ m	Quarter 31 Mar 2005 S$ m	YOY Chge %	Year 31 Mar 2006 S$ m	Year 31 Mar 2005 S$ m	YOY Chge %
Group Operational EBITDA						
SingTel	493	488	1.0	1,915	1,992	-3.9
Optus	605	710	-14.8	2,552	2,669	-4.4
	1,097	**1,198**	**-8.4**	**4,467**	**4,662**	**-4.2**
Proportionate share of EBITDA						
Regional mobile associates	658	493	33.5	2,312	1,865	24.0
Singapore associates	15	22	-28.8	81	90	-10.5
Other overseas' associates	32	29	11.5	134	118	13.5
	705	**543**	**29.9**	**2,526**	**2,072**	**21.9**
Compensation from IDA	**84**	**84**	**-**	**337**	**337**	**-**
Total proportionate EBITDA	**1,887**	**1,825**	**3.4**	**7,330**	**7,071**	**3.7**
EBITDA margin on enlarged revenue	***43%***	***44%***		***42%***	***44%***	
Overseas EBITDA as a % to total EBITDA	***69%***	***67%***		***68%***	***66%***	

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

The proportionate EBITDA increased by 3.4% to S$1.89 billion in the current quarter.

Overseas EBITDA contributed 69% to the Group's EBITDA for the quarter, up 2 percentage points.

Proportionate share of mobile subscribers [1]	Total Number 31 Mar 2006	Total Number 31 Dec 2005	Total Number 31 Mar 2005	Prorata Number 31 Mar 2006	Prorata Number 31 Dec 2005	Prorata Number 31 Mar 2005
(In 000s)						
SingTel Mobile	1,660	1,620	1,566	1,660	1,620	1,566
Optus	6,486	6,297	5,921	6,486	6,297	5,921
	8,146	**7,917**	**7,487**	**8,146**	**7,917**	**7,487**
Regional Mobile Associates						
- Telkomsel	26,951	24,271	17,867	9,433	8,495	6,253
- Bharti Group	19,579	16,327	10,984	5,875	4,909	3,074
- AIS	16,634	16,409	15,517	3,563	3,516	3,330
- Globe	13,197	12,404	12,956	5,887	5,533	5,782
- PBTL	497	463	-	224	208	-
	76,858	**69,874**	**57,324**	**24,982**	**22,661**	**18,439**
Group	**85,004**	**77,791**	**64,811**	**33,128**	**30,578**	**25,926**

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

SECTION IV : ASSOCIATES

Telkomsel continued to be the regional mobile associate with the highest mobile subscriber base. With 19.6 million mobile subscribers, Bharti rose to become the regional mobile associate with the second highest number of mobile subscribers in the quarter.

As at 31 March 2006, the Group's regional mobile subscriber base (including SingTel and Optus) rose 9.3% or 7.2 million to 85 million from a quarter ago. Year on year, it was up 31% or 20 million. On a proportionate share basis, the increase was 28% to 33 million subscribers.

CASH DIVIDENDS RECEIVED FROM ASSOCIATES [1]

Cash dividends from associates	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$ m	2005 S$ m	%	2006 S$ m	2005 S$ m	%
Regional mobile associates						
Telkomsel [2]						
- interim dividend FY2005	-	-	-	89	-	nm
- final dividend FY2004 / FY2003	-	-	-	198	124	60.0
	-	-	-	287	124	131.7
AIS [3]						
- interim dividend FY2005 / FY2004	-	-	-	76	56	37.5
- final dividend FY2004 / FY2003	-	-	-	69	56	24.2
	-	-	-	146	111	30.8
Globe [4]						
- first semi-annual div FY2005 / FY2004	37	37	-1.1	37	37	-1.1
- second semi-annual div FY2004 / FY2003	-	-	-	35	30	16.5
	37	37	-1.1	72	68	6.8
	37	**37**	**-1.1**	**505**	**303**	**66.7**
SingPost						
- special dividend	49	-	nm	49	-	nm
- ordinary dividend	6	-	nm	37	26	42.5
	56	-	nm	86	26	233.2
BSI	-	-	-	22	22	-
Others	-	-	-	3	4	-27.9
Total	**93**	**37**	**148.0**	**616**	**355**	**73.6**

Notes:

(1) The cash dividends received from overseas associates as stated here are before withholding tax payments.

(2) In May 2005, Telkomsel declared a dividend of 60% on net profit for its financial year ended 31 December 2004, paid over June to August 2005. Last year, Telkomsel declared a dividend of 45% on net profit for 2003 financial year, paid semi-annually in August and October 2004. In December 2005, Telkomsel paid an interim dividend of Rp 1,500 billion for its 2005 financial year, of which SingTel's share was S$89 million.

(3) Currently, AIS does not have a fixed dividend policy. The debt covenants which previously capped dividend payout at 70% had been removed after approval was obtained from AIS bondholders in September 2005. AIS can pay dividends at any payout ratio now provided it obtains at least an 'AA' rating from a credit rating agency approved by the Office of Securities and Exchange Commission of Thailand. AIS declared a full year dividend of 98% on net profit for its financial year ended 31 December 2005. The interim dividend was paid in September 2005 and the final dividend is expected to be paid in May 2006. SingTel's share of the final dividend is approximately S$87 million. For its financial year ended 31 December 2004, the dividend payout was 69% of net profit.

(4) Globe's dividend policy is to distribute approximately 50% of prior year's net profit as dividend, payable semi-annually in March and September of each year.

SECTION IV : ASSOCIATES

SingPost paid a special dividend of S$49 million and a quarterly dividend of S$6 million in the current quarter.

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Globe	PBTL
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1993**	**2005**
Effective shareholding (%)	35.0%	30.51%	21.42%	44.60%	45.0%
Investment to date	S$1.93 bil	S$1.55 bil	S$870 mil	S$882 mil	S$204 mil
Closing market share price (1)	NA	INR 412.75	THB 91.5 (5) THB 102 (6)	PHP 880	NA
Market capitalisation					
- Total	NA	S$28.37 bil	S$11.91 bil	S$3.68 bil	NA
- SingTel holding	NA	S$8.66 bil	S$2.66 bil	S$1.64 bil	NA
Operational Performance :					
Mobile penetration rate (2)	22%	8.2%	50%	41%	8.6%
Market share (2)	53%	28%	52%	36%	4.1%
Market position (3)	#1	#1	#1	#2	#4
Mobile subs ('000)					
- Aggregate	26,951	19,579	16,634	13,197	497
- Proportionate	9,433	5,875	3,563	5,887	224
Growth in mobile subs (%) (4)	51%	78%	7.2%	1.9%	57%
Credit ratings					
- Sovereign (Moody's/ S&P's)	B2/B+	Baa3/BB+	Baa1/BBB+	B1/BB-	NA
- Company (Moody's/ S&P's)	NA/BB+	NA/BB+	NA/A-	Ba2/BB+	NA

Notes:

(1) Based on closing market price on 31 March 2006, in local currency.

(2) Based on latest data available as at 31 March 2006, except for Globe, which is based on data as at 31 December 2005. For Bharti, the market share is based on GSM cellular subscribers only. If based on total number of mobile subscribers (GSM and CDMA), Bharti's market share would be 21.8%.

(3) Based on number of mobile subscribers. For Bharti, it is based on number of GSM cellular subscribers only. Bharti is also ranked first based on total number of mobile subscribers.

(4) Compared against 31 March 2005.

(5) Based on local market price quoted on the Stock Exchange of Thailand.

(6) Based on foreign market price quoted on the Stock Exchange of Thailand.

Please refer to **Appendix 2** for the currency rate movements of the major associates.

SECTION V : GLOSSARY

"ACCC"	Australian Competition And Consumer Commission.
"ARPU"	Average revenue per user.
"Associate"	Associated or joint venture company.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"C2C"	C2C Pte Ltd and its subsidiary companies.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"DSL"	Digital subscriber line.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"FRS"	Financial Reporting Standard.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	NCS Pte Ltd, SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date.
"SMS"	Short Message Service.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.
"ULL"	Unbundled Local Loop.
"Underlying net profit"	Defined as net profit before exceptionals and exchange differences on loan to Optus, net of hedging.

CONSOLIDATED BALANCE SHEETS

	As at		
	31 Mar 2006 (Audited) S$ million	31 Dec 2005 (Unaudited) S$ million	31 Mar 2005 (Audited) S$ million
Current assets			
Cash and cash equivalents	2,770	2,512	3,303
Available-for-sale financial assets	-	-	5
Derivative financial instruments	7	-	-
Other financial assets at fair value through profit or loss	860	987	935
Trade and other debtors	2,047	2,137	1,984
Inventories	186	251	189
	5,871	5,887	6,417
Non-current assets			
Property, plant and equipment (net)	9,465	11,059	11,664
Goodwill on consolidation	9,553	9,534	9,515
Intangible assets	562	595	598
Associated companies	5,203	4,927	4,286
Joint venture companies	1,394	1,406	1,191
Available-for-sale financial assets	52	108	39
Derivative financial instruments	302	282	313
Deferred tax assets	1,111	1,028	1,223
Other non-current assets	93	84	91
	27,736	29,023	28,917
Total assets	33,606	34,910	35,333
Current liabilities			
Trade and other creditors	3,183	3,207	3,456
Provisions	19	18	18
Derivative financial instruments	73	58	-
Current tax liabilities	360	285	376
Borrowings (unsecured)	691	1,412	963
Borrowings (secured)	1	1,190	1,164
	4,326	6,169	5,977
Non-current liabilities			
Derivative financial instruments	606	464	696
Borrowings (unsecured)	6,709	7,037	7,339
Borrowings (secured)	-	-	71
Deferred tax liabilities	376	406	425
Deferred income	19	103	374
Advance billings	312	949	1,036
Other non-current liabilities	166	145	134
	8,187	9,104	10,074
Total liabilities	12,513	15,273	16,051
Net assets	21,093	19,637	19,283
Share capital and reserves			
Share capital	4,775	2,504	2,496
Translation reserve	173	345	782
Other reserves	16,143	16,786	15,993
Interests of shareholders of the Company	21,091	19,635	19,271
Minority interests	3	2	12
Total equity	21,093	19,637	19,283

Certain comparatives have been restated and reclassified to conform with current year's presentation.

CURRENCY RISK MANAGEMENT & OTHER MATTERS

The Group maintains a policy of hedging all foreign currency exposures related to commercial commitments or transactions. These commitments or transactions include payment of operating expenses, traffic settlement, capital expenditure, interest and debt. Translation risks of foreign currency EBITDA and net investments are not hedged unless specifically approved by the Board.

Financial instruments such as foreign currency forward contracts and cross currency swaps are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes. All hedging transactions are reviewed regularly.

To minimise the adverse impact of foreign exchange movements on the Group's financial position, the Group determines the appropriate debt currency mix by matching it to the currency mix of the Group's underlying cash flows.

Debt Currency Mix	As at		
	31 Mar 2006	31 Dec 2005	31 Mar 2005
SGD	59%	52%	51%
AUD	41%	37%	39%
USD	-	11%	10%
Total	**100%**	**100%**	**100%**

The debt currency mix is constantly being reviewed and aligned with the Group's cash flows. The USD debt was deconsolidated in the fourth quarter following loss of control over C2C.

CREDIT RATINGS

As at 31 Mar 2006	SingTel	Optus
Standard & Poor's	A+ (stable)	A+ (stable)
Moody's Investors Service	Aa2 (stable)	Aa3 (stable)

MAJOR CURRENCY AVERAGE EXCHANGE RATES

1 Australian dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Derived weighted average exchange rate [1] for:							
Operating revenue							
SGD							
FY05/06	1.2747	1.2731	1.2551	1.2031	1.2739	1.2294	1.2511
FY04/05	1.2162	1.2116	1.2545	1.2713	1.2138	1.2628	1.2386
Change (last corresponding period)	*4.8%*	*5.1%*	**	*-5.4%*	*5.0%*	*-2.6%*	*1.0%*
Underlying net profit							
SGD							
FY05/06	1.2748	1.2743	1.2553	1.2039	1.2746	1.2318	1.2531
FY04/05	1.2144	1.2105	1.2537	1.2698	1.2124	1.2617	1.2378
Change (last corresponding period)	*5.0%*	*5.3%*	*0.1%*	*-5.2%*	*5.1%*	*-2.4%*	*1.2%*

*** represents less than 0.05%*

Note:

(1) The monthly income statement of Optus is translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. These rates represent the derived weighted average exchange rates for the Australian dollar for the period to date.

1 Singapore dollar buys:	Q1	Q2	Q3	Q4	H1	H2	Full Year
Rupiah							
FY 05/06	5,747	5,960	5,917	5,714	5,856	5,813	5,831
FY 04/05	5,291	5,348	5,495	5,682	5,323	5,584	5,462
Change (last corresponding period)	*8.6%*	*11.4%*	*7.7%*	*0.6%*	*10.0%*	*4.1%*	*6.8%*
Baht							
FY 05/06	24.2	24.6	24.3	24.2	24.4	24.2	24.3
FY 04/05	23.6	24.2	24.3	23.6	23.9	23.9	23.9
Change (last corresponding period)	*2.5%*	*1.7%*	**	*2.5%*	*2.1%*	*1.3%*	*1.7%*
Peso							
FY 05/06	33.0	33.4	32.3	31.8	33.2	31.9	32.5
FY 04/05	32.9	32.8	34.0	33.5	33.0	33.7	33.3
Change (last corresponding period)	*0.3%*	*1.8%*	*-5.0%*	*-5.1%*	*0.6%*	*-5.3%*	*-2.4%*
Rupee							
FY 05/06	26.3	26.1	26.9	27.2	26.2	27.1	26.7
FY 04/05	26.3	27.0	27.1	26.7	26.7	26.9	26.8
Change (last corresponding period)	**	*-3.3%*	*-0.7%*	*1.9%*	*-1.9%*	*0.7%*	*-0.4%*

*** represents less than 0.05%*

C2C PTE LTD - KEY INFORMATION

Background

C2C Pte Ltd ("**C2C**"), a 59.5% owned subsidiary of SingTel, is a provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian and trans-Pacific networks commenced in January 2002 and December 2003, respectively.

C2C, like most of its industry peers, continues to operate under an extremely challenging operating environment.

Debt Restructuring

On 20 June 2003, SingTel announced that it had notified C2C of the cancellation of its commitment to C2C under a convertible loan agreement entered into in conjunction with a secured credit facility made available to C2C by a syndicate of lenders. The undrawn portion of the convertible loan stood at US$164 million.

On 12 January 2004, SingTel announced that SingTel and C2C had reached agreement-in-principle with C2C's lenders regarding the consensual restructuring of C2C's secured credit facility.

Since the date the agreement-in-principle was reached, there has been a material change to the composition of the lenders. It is expected that the terms of the restructuring to be agreed with the new lenders will be significantly different from the earlier agreement-in-principle reached in January 2004.

The new lenders appointed receivers and managers (the "**Receivers**") over all the shares of (and not over the assets or business of) C2C pursuant to a Security Over Shares Agreement executed by C2C Holdings Pte Ltd (the holding company of C2C) in favour of Citicorp Investment Bank (Singapore) Limited, as security agent for the lenders. The Receivers stated that their appointment was made to assist discussions for a consensual restructuring of the C2C Group.

On 17 October 2005, SingTel further announced that the Receivers had initiated an auction of all the issued shares of C2C ("**C2C Shares**") by placing advertisements in the press. SingTel was informed that the Receivers have entered into a conditional sale and purchase agreement for the sale of the C2C Shares to a company controlled by the majority secured creditors of C2C, and that completion of the sale is subject to the necessary regulatory approvals being obtained.

On 3 February 2006, the Receivers took steps to appoint new directors to the board of directors of C2C to replace all the existing directors. Accordingly, SingTel no longer exercises control over C2C though it continues to be the legal owner of the C2C Shares. Discussions with the lenders on a consensual restructuring are continuing.

Financial effects of C2C deconsolidation

Under Singapore Financial Reporting Standard ("FRS") 27, ***Consolidated and Separate Financial Statements***, the results and net assets of C2C are to be deconsolidated in the Group's financial statements on a line-by-line basis from the date of loss of control on 3 February 2006. The contribution of C2C's operating revenue and net results from 1 January 2006 to 3 February 2006 were deemed to be immaterial to the Group. Consequently, the Group has ceased consolidation of C2C's financial statements with effect from 1 January 2006. The deconsolidation gain amounted to S$618 million (see Section II – page 33)

With the deconsolidation, C2C is classified and accounted for as an Available For Sale investment under FRS 39, *Financial Instruments: Recognition and Measurement*.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) -

	Quarter 31 Mar		YOY Chge	Year 31 Mar		YOY Chge
	2006 S$ m	*2005 S$ m	%	2006 S$ m	*2005 S$ m	%
Operating revenue	**2,191**	**2,184**	**0.3**	**8,998**	**8,571**	**5.0**
Operating expenses	(1,602)	(1,474)	8.7	(6,487)	(5,937)	9.3
Other income	16	*	nm	41	35	16.2
Operational EBITDA	**605**	**710**	**-14.8**	**2,552**	**2,669**	**-4.4**
- EBITDA margin	***27.6%***	***32.5%***		***28.4%***	***31.1%***	
Share of results of joint ventures	6	(1)	nm	13	1	@
EBITDA	**611**	**708**	**-13.8**	**2,565**	**2,671**	**-3.9**
Depreciation & amortisation	(352)	(339)	3.7	(1,349)	(1,284)	5.1
EBIT	**259**	**369**	**-29.9**	**1,216**	**1,387**	**-12.3**
Net finance expense	(27)	(51)	-46.3	(165)	(223)	-26.0
Profit before exceptional items	**231**	**318**	**-27.3**	**1,051**	**1,164**	**-9.7**
Exceptional items	-	15	nm	-	15	nm
Profit before tax	**231**	**333**	**-30.5**	**1,051**	**1,179**	**-10.8**
Taxation						
- ordinary operations	(64)	(108)	-40.9	(308)	(361)	-14.7
- exceptional tax credits	-	381	nm	-	381	nm
	(64)	273	nm	(308)	20	nm
Net profit	**168**	**606**	**-72.3**	**743**	**1,199**	**-38.0**
Net profit	168	606	-72.3	743	1,199	-38.0
Exclude						
Exceptional items	-	(15)	nm	-	(15)	nm
Exceptional tax credits	-	(381)	nm	-	(381)	nm
Underlying net profit	**168**	**210**	**-20.3**	**743**	**803**	**-7.4**

Note:
The monthly income statement of Optus was translated from Australian dollar to Singapore dollar based on the average exchange rate for the month. The derived weighted average exchange rates on translation of Optus income statement is shown in **Appendix 2**.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) –

	Quarter 31 Mar		YOY	Year 31 Mar		YOY
	2006 S$ m	2005 S$ m	Chge %	2006 S$ m	2005 S$ m	Chge %
Operating revenue by product:						
Mobile communications	1,015	1,049	-3.2	4,219	4,123	2.3
National telephone	479	503	-4.8	2,014	2,055	-2.0
Data & Internet	332	325	2.4	1,314	1,185	10.9
Sale of equipment	167	146	14.0	686	559	22.7
International telephone	52	72	-27.2	285	305	-6.7
IT & engineering	96	40	140.3	272	142	90.7
Cable television	37	40	-8.7	150	166	-9.3
Others	12	9	28.0	58	36	64.0
Total	**2,191**	**2,184**	**0.3**	**8,998**	**8,571**	**5.0**

The Optus' contribution to certain Group balance sheet items -

	As at		
	31 Mar 2006 S$ m	31 Dec 2005 S$ m	31 Mar 2005 S$ m
Property, plant and equipment (net)	**6,651**	**6,916**	**7,209**
Gross debt [1]			
Current debt	125	401	565
Non-current debt	2,128	2,208	2,150
Gross debt as reported in balance sheet	2,253	2,608	2,715
Related net hedging liability	75	125	239
	2,328	2,733	2,954
Less: cash and bank balances	(140)	(263)	(180)
Net debt [1]	**2,189**	**2,471**	**2,774**
	A$ m	A$ m	A$ m
Property, plant and equipment (net)	**5,740**	**5,670**	**5,650**
Gross debt [1]			
Current debt	108	328	443
Non-current debt	1,837	1,810	1,685
Gross debt as reported in balance sheet	1,945	2,138	2,128
Related net hedging liability	65	103	187
	2,010	2,241	2,315
Less: cash and bank balances	(121)	(215)	(141)
Net debt [1]	**1,889**	**2,026**	**2,174**

Note:

(1) Excludes borrowing from SingTel.

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The results of the preceding quarters, restated for the effect of annualisation of operating lease expenses for contracts with fixed price increases (see Section III- page 41), are shown in the following table:

	Quarter				Year
	31 Mar 2006 S$ m	31 Dec 2005 S$ m	30 Sep 2005 S$ m	30 Jun 2005 S$ m	31 Mar 2006 S$ m
Operating revenue	**2,191**	**2,343**	**2,244**	**2,220**	**8,998**
Operating expenses	(1,602)	(1,699)	(1,612)	(1,573)	**(6,487)**
Other income	16	10	7	8	41
Operational EBITDA	**605**	**654**	**638**	**655**	**2,552**
- EBITDA margin	***27.6%***	***27.9%***	***28.4%***	***29.5%***	***28.4%***
Share of results of joint ventures	6	2	1	4	13
EBITDA	**611**	**657**	**639**	**659**	**2,565**
Depreciation & amortisation	(352)	(332)	(327)	(337)	(1,349)
EBIT	**259**	**324**	**312**	**322**	**1,216**
Net finance expense	(27)	(42)	(45)	(51)	(165)
Profit before taxation	**231**	**283**	**267**	**271**	**1,051**
Taxation	(64)	(84)	(78)	(82)	(308)
Net profit	**168**	**199**	**189**	**188**	**743**

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, May 04, 2006 7:29 AM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

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Announcement Title :: MISCELLANEOUS
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>> CLICK HERE for the full announcement deta! ils.

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Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

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ASX confirms the release to the market of Doc ID: 331920 as follows:
Release Time: 04-May-2006 09:42:58
ASX Code: SGT
File Name: 331920.pdf
Your Announcement Title: MDA for the Fourth Quarter and Year Ended 31 March 2006

SEC File No: 82-3622


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Miscellaneous	
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Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 07:19:50
Announcement No.	00009

>> Announcement Details

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Announcement Title *	SingTel Group's Results for the Fourth Quarter and Year Ended 31 March 2006 - Financial Results Presentation
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Financial results presentation

Q4 FY06: quarter ended 31st March 2006

FY06: year ended 31st March 2006

4th May 2006


SingTel

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"S$" means Singapore dollars and "A$" means Australian dollars unless otherwise indicated. Any discrepancies between individual amounts and totals are due to rounding.

Asia Pacific's Best Communications Group



Lee Hsien Yang

SingTel Group CEO


SingTel

FY06: strong earnings growth

➢ NPAT up 27% to S$4.2bn


Group performance


Underlying[1] NPAT up 8%
S$3.3bn
Underlying[1] EPS growth
11%

SingTel – cash flow engine

Operating revenue


2%

Free cash flow[2] up 15%


S$1.8bn

Optus – investing for growth

Revenue[3]


4%

EBITDA margin[3]


28.3%

Regional mobile – earnings driver

Customers up


34%

Earnings up[4]


32%

1. Excluding exceptionals and FX on interco loan, net of hedging
2. Operating cash including associates dividends less cash capex
3. In A$ terms, including impact of acquisitions
4. Before tax and exceptionals

SingTel

Proposed S$4.0bn distribution to shareholders for 2006

➢ S$1.7bn gross dividend plus S$2.3bn capital reduction

Cumulative payout since IPO[2] **S$21bn**

➢ **72% of NPAT**



S$2.3bn capital reduction
S$0.8bn (5¢) special div
S$3bn capital reduction
Special dividends following IDA compensation payments in 1997 and 2001
Shareholder payout (S$bn)[1]
2.7
2.1
4.1
2.2
4.0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

1. Dividends shown gross
2. Cash distribution as % of NPAT

Total cash distribution per share on issue **23.7¢**

Ordinary dividend **10.0¢**
- **up 25% on 2005**

Ordinary payout ratio **51%**

Capital reduction **S$2.3bn**
- **cancel 1 in 20 shares at S$2.74 per share**


SingTel

Group FY06: underlying NPAT S$3.3bn[2] – up 8%

- underlying EPS 19.8 cents[2] – up 11%

Statutory results S$m	12 months to Mar 06	12 months to Mar 05	% increase/ (decrease)
Operating revenue	13,138	12,617	4.1%
Operational EBITDA	4,467	4,662	(4.2%)
Operational EBITDA margin	34.0%	36.9%	N/M
Associates - excluding EI	1,648	1,252	32%
EBITDA[1]	6,453	6,259	3.1%
NPAT	4,163	3,268	27%
Earnings per share	25.0 cents	19.0 cents	31%
NPAT – underlying[2]	3,295	3,060	7.7%
Earnings per share – underlying[2]	19.8 cents	17.8 cents	11%

1. Operational EBITDA+IDA compensation+share of results of associates
2. Excluding exceptionals and FX on interco loan, net of hedging

SingTel

Group FY06: EBITDA and cashflow drivers

➢ associates growth offset by declines in Singapore and Australia


Total EBITDA
3%
Group free cashflow[1]
10%


Group EBITDA (S$m)
6,259
389
(78)
(118)
6,453
Group FY05
Assoc
S'pore
Optus
Group FY06


Group free cashflow[1] (S$m)
3,062
355
1,536
2,772
616
1,011
FY05
FY06
Assoc div
S$261m
Optus - capex up 35%
S$525m
SingTel
S$26m

1. Operating cash including associates dividends less cash capex


SingTel

Q4 FY06 highlights

Proportionate EBITDA outside Singapore[1] — **69%**


2% Others
Australia
32%
35%
Regional Mobile
Singapore

Significant developments in Q4

- **Strong Q4 mobile net adds in Singapore** — **40K**
- **Recovery in Optus broadband net adds** — **50K**
- **Optus HFC + ULL coverage** — **2.1m homes**
  - on-net coverage now 30%[2]
- **Deconsolidation of C2C** — **S$618m Q4 gain**
  - from 1 Jan 06

1. Based on three months to Mar 06
2. 1.4m HFC + 0.7m ULL homes as % of occupied homes in Australia

SingTel

Group Q4 FY06: underlying NPAT up 14%

- driven by strong associates earnings growth

Statutory results S$m	3 months to Mar 06	3 months to Mar 05	Y-O-Y % increase/ (decrease)	3 months to Dec 05	Sequential % increase/ (decrease)
Operating revenue	3,260	3,247	0.4%	3,363	(3.1%)
Operational EBITDA	1,097	1,198	(8.4%)	1,117	(1.8%)
Operational EBITDA margin	33.7%	36.9%	NM	33.2%	NM
Associates - excluding EI	469	317	48%	432	8.7%
EBITDA[1]	1,651	1,606	2.8%	1,633	1.1%
NPAT	1,682	1,043	61%	882	91%
Earnings per share	10.1 cents	6.3 cents	61%	5.3 cents	90%
NPAT – underlying[2]	1,008	881	14%	775	30%

1. Operational EBITDA+IDA compensation+share of results of associates
2. Excluding exceptionals and FX on interco loan, net of hedging

SingTel

SingTel


SingTel




hello!
SingTel




SingTel

SingTel FY06: strong free cash flow[1]

FY06 targets	FY06 outcome		
Operating revenue roughly the same as FY05	FY06 revenues 2% higher than FY05	S$4.1bn	✓
Maintain telecoms[2] margins above 50%	Tight cost controls	53%	✓
Overall Singapore margin mid to high 40% levels	Revenue mix dilutes margin	46%	✓
Capex: revenue at low double digit levels	Capex: revenue ratio ▪ cash capex S$347m	8%	✓
Free cash flow[1] similar to S$1.5bn in FY05	Up by 15% ▪ strong associate dividends	S$1.8bn	✓


SingTel

1. Operating cash including associates dividends less cash capex
2. SingTel ex NCS

SingTel Q4 FY06: revenue up 1%

➢ results impacted by revenue mix and C2C deconsolidation

Statutory results S$m	3 months to Mar 06	3 months to Mar 05	% change
Operating revenue	1,069	1,063	0.6%
- SingTel ex NCS (telecoms)	874	851	2.7%
- NCS (IT business)	195	212	(7.9%)
Operating expenses	612	582	5.2%
Operational EBITDA	493	488	4.9%
Operational EBITDA margin	46.1%	45.9%	NM
- SingTel ex NCS (telecoms)	53.3%	54.4%	NM
- NCS (IT business)	13.4%	11.3%	NM
Equipment sales as % of telecoms revenue	7.3%	3.7%	NM

SingTel

SingTel Q4 FY06: mobile growth continues

Data and Internet down
- impacted by deconsolidation of C2C


1%

Broadband revenue


14%

Managed services revenue


16%

Local leased circuit revenue


7%

ILC revenue


9%

Capacity sales
- C2C deconsolidated


S$24m

Mobile revenue


6%

Total customers 1.7m
- 130K 3G subs


6%

Postpaid subs[1]


29K

Postpaid churn


0.9%

Data as % ARPU


24%

Prepaid subs[1]


11K

1. vs Dec 05


SingTel

SingTel Q4 FY06: international and national telephone

International telephone


7%

Collection rate


17%

Outgoing minutes[1]


14%

Outpayment costs


14%

Gross margin


64%

National tel revenue down

- **driven by broadband migration**


5%


National tel revenue (S$m)
S$125m
S$119m
Q4 FY05
Q4 FY06
DEL traffic
9%
DEL rental
2%
Other3
5%

DEL market share

- **Primary lines stable**
- **Res 2nd line down from 15% to 13%**[2]


98%

1. Excluding Malaysia
2. As a percentage of total residential DEL lines
3. Includes enhanced services and payphones

SingTel

SingTel: Q4 FY06 costs and cashflow

Operating costs 5%
> **Impacted by C2C & China IT**[1]

Cost of sales 3%
- Higher equipment revenue offset by China IT[3]

Selling & admin expenses 7%
- including higher marketing costs

Staff costs 7%

Traffic expenses 5%

Free cash flow[2] **S$558m**

S$m	Q4 FY06	Q4 FY05
Op. cash before interest	624	555
Cash capex	(66)	(104)
Free cash flow[2]	**558**	**450**
Free cash flow[2] - excl dividends	*465*	*413*
Cash capex as % revenue	6%	10%

1. Operating costs benefited from the deconsolidation of C2C and the cessation of business by China IT subsidiary this quarter
2. Operating cash including associates dividends less cash capex
3. Cost of sales benefited from the cessation by China IT subsidiary business


SingTel

Optus




yes
OPTUS






SingTel

Optus FY06: performance in line with Sept 05 guidance



FY06 targets	FY06 outcome
Optus targets to exceed overall market growth	Revenue A$7.2bn ▪ growth ex acqns 2.8%[1]
EBITDA margin to decline while remaining above 28%	Op EBITDA A$2.04bn ▪ 6% decline
Invest A$1.1bn capex incl. new mobile and fixed line broadband networks	Capex: revenue 15% ▪ free cash flow A$815m


3.9%


28.3%
margin


A$1.1bn
capex

1. Excluding Alphawest and incremental portion of Virgin Mobile Australia revenues
2. Operating cash less cash capex


SingTel

Optus Q4 FY06: revenue growth 6%

- impacted by acquisitions, strategic initiatives and price competition

A$m	3 mths to Mar 06	3 mths to Mar 05	% change
Operating revenue	1,821	1,718	6.0%
Op revenue excl acquistions[1]	1,776	1,718	3.4%
Operating expenses	1,332	1,159	(15%)
Operational EBITDA	502	559	(10%)
Operational EBITDA margin	27.6%	32.5%	NM
Margin excl acquisitions[1]	28.5%	32.5%	NM
Underlying NPAT[2]	139	166	(16%)
NPAT	139	594	NM
Free cash flow	294	359	(18%)
Cash capex	302	257	18%
Cash capex: revenue	17%	15%	NM


SingTel

1. Excluding Alphawest and incremental portion of Virgin Mobile Australia revenues
2. Excluding exceptional tax credits and other EI

Optus Mobile Q4 FY06: revenue growth 5%

➢ EBITDA margin down from 42% to 37%

Revenue growth excl acqns[1]


3%


Mobile revenue (A$m)
+5%
948
993
115
657
176
139
655
199
Equip
Outgoing
Incoming
21%
Stable
13%
Q4 FY05
Q4 FY06

Key trends


10%
19%
10%
1.2%

Business segment customers up

Data as % of ARPU

Subscriber growth
- Q4 net adds 189K

Postpaid churn stable[2]
- Total SAC $ spend stable[2]

1. Excluding A$12m incremental portion of Virgin Mobile Australia ("VMA") revenues
2. vs Q3 FY06


SingTel

Optus Mobile: capped plans impact postpaid ARPU

➢ 32% of postpaid gross adds choose caps in Q4 – compared to 29% in Q3[1]

Caps and lower termination rates dilute postpaid ARPU ↓ 5%



5% caps
19% caps
-5%
Postpaid mobile ARPU (A$)
75
71
MoU²
10%
Rev/ min³
13%
Q4 FY05
Q4 FY06

Caps increase MoU[2]
- **drives traffic expenses** ↑ 10%



5% caps
19% caps
+10%
Postpaid mobile MoU²
141
155
Q4 FY05
Q4 FY06

1. percentage of postpaid gross adds and recontracts choosing capped plans; includes VMA from Q4 FY06
2. outgoing minutes of use per subscriber per month for postpaid
3. outgoing revenue per minute for postpaid
4. historic customer numbers, ARPU & MoU have been restated following the reclassification of VMA customers from wholesale to retail; historic % of base on caps not restated

SingTel

Optus Business & Wholesale: healthy revenue growth

➢ EBITDA margin down from 27% to 21%


Optus Business &
Wholesale revenue
13%


OB/OW revenue (A$ m)
402
+13%
452
OB
OW
OB1
OW
Q4 FY05
Q4 FY06
Alphawest
A$33m
12%
16%


Optus Business
revenue growth1
12%


Voice
A$120m
Minutes
18%
Revenue
16%
Data & IP revenue
A$110m
6%
Satellite revenue
A$57m
5%
Managed services1
A$38m
36%

1. Excluding A$33m of Alphawest revenue


SingTel

Optus Consumer: recovery in broadband net adds

➢ overall revenue up 2% – broadband growth offset by weakness in traditional products

Broadband revenues up


44%


Broadband customers ('000s)
52
56
63
51
52
38
50
224
272
257
289
Cons DSL
Cable modem
Q1 FY05
Q2 FY05
Q3 FY05
Q4 FY05
Q1 FY06
Q2 FY06
Q3 FY06
Q4 FY06

Voice revenue
- 71% of Consumer revenue


1%

Offnet local voice customers
- 70% bundling rate


2%

Dial up revenue


32%

TV revenue


4%

EBITDA margin


12%

Consumer ULL rollout
- 10K customers at Mar 06


100
exchanges

SingTel

Attacking Optus cost base to alleviate margin pressure

➢ FY07 margin benefit equivalent to approx 1% of revenue

Initiative	Outcome	EBITDA impact FY06	EBITDA impact FY07
Joint 3G network	Estimated capex: over A$500m • estimated capex savings: A$100m	Capex	Capex
Mobile commission rates	Reduce to offset mobile margin pressure	NA	+
Customer service	Approx 500 positions offshore at Mar 06	-	+
Staff costs	Headcount (ex acqns) up 1% in FY06 • slower than top line growth	-	+
ULL rollout	Net EBITDA benefits from FY08 • migration costs >A$10m per 100K subs	-	-
Move Sydney HQ in 2007	Rental savings of A$20m p.a. from FY09 • significant fitout capex in FY07	NA	NA
Customer experience	Multi-year project to simplify products & IT • up to A$100m investment in FY07	NA	Capex


SingTel

Associates and joint ventures

Pacific Bangladesh Telecom

bharti

Singapore POST

AIS

GLOBE TELECOM

TELKOMSEL


SingTel

Associates FY06: NPAT S$1.2bn – up 28%

Associates pre-tax earnings[1]
- **FY06 vs FY05**


32%

Associates PBT S$m	FY06	FY05	%
Regional Mobile	1,562	1,185	32%
SingPost	46	44	4%
Others	41	22	86%
Ordinary results	**1,648**	**1,252**	**32%**
Exceptional results	1	8	(88%)
Total	**1,649**	**1,260**	**31%**

Associate dividends
- **FY06 vs FY05**


74%


Assoc dividends (S$m)
355
616
Others
Globe
AIS
Telkomsel 2005 interim
Telkomsel 2004
FY05
FY06

1. Excluding exceptional items


SingTel

Aggregate mobile customer base: up 31% to 85m

➢ growth driven by India and Indonesia

Largest base outside China — **85m**



Aggregate subs (m)[1]
9
20
21
51
85
132
261
Telkomsel 27m – up 51%
Bharti 20m – up 78%
Telstra
SKT
Telenor[2]
NTT DoCoMo
SingTel Grp
China Unicom
China Mobile

Q4 regional mobile pre-tax earnings[3] — **49%**

PBT S$m	3 mths to Mar 06[3]	% change[3] (S$)	% change[3] (local curr)
Telkomsel	245	73%	74%
Bharti	82	61%	64%
AIS[4]	64	(10%)	(8%)
Globe[4]	59	61%	52%
PBTL	(2)	N/M	N/M
Total	**447**	**49%**	**49%**

1. Mobile subscriber numbers as at Mar 06 (Telstra & Telenor numbers as at Dec 05)
2. Telenor numbers only reflect Asian subscribers
3. Excluding exceptional items – compared to 3 months to Mar 05
4. SingTel accounts for AIS and Globe Dec 05 quarter results in these results


SingTel

Cash flow and balance sheet




SingTel

Strong growth in ROIC and TSR

➢ combination of earnings growth and active capital management

FY06 ROIC[1] — **17.2%**

➢ exceeds 16% target[2]


Return On Invested Capital (%)
10.5
13.4
14.9
16.2
17.2
FY02
FY03
FY04
FY05
FY06

FY06 capital management initiatives

Increased Bharti holding - now 30.5% Acquisition of PBTL, Alphawest and Virgin Mobile Australia	S$688m
Reduction of SingPost holding to 26% and property disposals	S$203m
2005 special and ordinary dividend (gross)	S$2.2bn
Annualised total shareholder returns for 3 years to Mar 06[3]	32% p.a.

1. Pre-goodwill EBIT divided by net debt, shareholders' fund and minority interests
2. Set for 2003 senior management PSP
3. Source: MSCI (In US$ terms and incorporates share price increase and cumulative dividends received)

SingTel

Proposed capital reduction – S$2.3bn

➢ to be paid in Sept 2006

Proposal

Cancel 1 in 20 shares

- Approx. 835m shares or 5% of issued share capital[2]
- Total cash distribution of approx. $2.3bn[2]
- Equivalent to 13.7¢ per share

Shareholders

Receive **$2.74** for each share cancelled[3]

Benefits

- Optimise capital structure
- Enhances EPS and ROE
- Financial position remains strong
- No dilution for shareholders

1. Subject to EGM and court approval
2. Estimated based on 16.7 bn shares in issue at 28 Apr 2006; final no. of shares cancelled assuming books closure in Sep 2006
3. Price based on average SGX closing price between 24 April and 28 April 2006


SingTel

Capital return – proforma financial benefits

➢ EPS & ROE improvements

12 months to Mar 06	Note	Reported	Proforma after capital return	% change
NPAT ($bn)	(1)	4,163	4,163	-
Weighted average number of shares (m)	(2)	16,667	15,831	(5.0)
Earnings per share (cts)	(3) = 1/2	24.98	26.30	5.3
Average shareholders' funds	(4)	20,181	17,892	(11.3)
Return on equity	(5) = 1/4	20.6%	23.3%	2.7% pt

SingTel

SingTel retains significant flexibility for further investments

➢ committed to retaining strong investment grade credit ratings

Net debt

S$5bn



Deconsolidated C2C debt
S$0.9bn Q4 free cash flow
C2C debt S$1.1 bn
Net debt (S$bn)
4.3
7.7
7.6
6.6
7.2
8.1
7.4
5.0
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06

Financial flexibility

Net gearing	19%
Net debt:EBITDA	0.8x
EBITDA:net interest expense	17x
Moody's rating	Aa2
S&P's rating	A+


SingTel

Outlook and summary


SingTel

FY07: Outlook & assumptions

Singapore	4 to 6% GDP growth in 2006
Australia	3.2% consensus GDP growth in 2006
Regional mobile	Continued growth in mobile penetration
Foreign exchange risk	Assume no significant change from current levels


SingTel

SingTel: cash flow engine

➢ free cash flow comparable to FY06[1]

Strategies

- Defend home market
- Retain strong cost disciplines
- Revenue mix impacts overall margin
- Focus on cash flow

FY07 Targets

Revenue – comparable to FY06
- growth in data, mobile, equipment and IT
- offsets fixed voice declines and deconsolidation of C2C revenues

Maintain telecoms[2] margin above 50%

Overall operational EBITDA margin
- diluted slightly to mid 40% levels

Capex: revenue at high single digit levels

1. Operating cash including associates dividends less cash capex
2. SingTel ex NCS

SingTel

Optus: investing for medium term growth

Strategies	FY07 Targets
Defend mobile share Grow overall fixed share	**Exceed overall market growth**
Restructure - defend profitability from competitive/regulatory pressure	**EBITDA margin declines but exceeds 26%** ▪ acquisitions impact revenue mix ▪ price erosion partly offset by cost savings
Medium term margin impacts	**Cost savings increasingly positive – caps & termination rates less pronounced[2]**
Invest in new mobile and fixed line broadband networks	**Control capex within A$1.2bn** ▪ FCF[1] surplus expected to decline


SingTel

1. Operating cash less cash capex
2. Assumes continuation of current take up rate of caps and no significant change in regulatory environment

SingTel: blue chip growth stock

➢ double digit growth in regional mobile earnings contribution[1]

Strategies	FY07 Targets
Medium term target – double digit underlying earnings growth	**Key driver - making new investments** ▪ continue disciplined assessment of opportunities ▪ return surplus capital to shareholders
Capital management	**Balance between optimal capital structure and financial flexibility** ▪ maintain strong investment grade credit ratings
Dividend policy	**Pay out 40-50% of underlying profits as ordinary dividends**

1. Before tax and exceptionals
2. Based on share price of S$2.74


SingTel

SingTel: blue chip growth stock


SingTel
"cashflow engine"
'yes' OPTUS
"investing for growth"
Regional mobile
"strong and profitable growth"


Underlying EPS growth2
11%
Group free cash flow1
S$2.8bn
2006 payout
S$4.0bn

1. Operating cash including associates dividends less cash capex
2. Excluding exceptionals and FX on interco loan, net of hedging


SingTel


SingTel

Asia Pacific's Best Communications Group


yes
OPTUS

www.singtel.com

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, May 04, 2006 7:20 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, May 04, 2006 7:19:50 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00009
Submission Date & Time :: 04-May-2006 07:19:15
Broadcast Date & Time :: 04-May-2006 07:19:50
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
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>> CLICK HERE for the full announcement deta! ils.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/05/2006

TIME: 09:41:57

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Financial Results Presentaion for 4th Qtr & Y/E 31/03/06

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Thursday, May 04, 2006 7:42 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331918.pdf



331918.pdf (694 KB)

ASX confirms the release to the market of Doc ID: 331918 as follows:
Release Time: 04-May-2006 09:41:47
ASX Code: SGT
File Name: 331918.pdf
Your Announcement Title: Financial Results Presentation for the Fourth Quarter and Ye

SEC File No: 82-3622



Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2006 07:22:11
Announcement No.	00010

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Proposed Capital Reduction - Information to Shareholders
Description	Attached is information available on SingTel's website (http://home.singtel.com/investor_relations/capital_reduction_2006/default.asp), in relation to the proposed capital reduction.

Attachments:



capreduct-web.pdf
Total size = **29K**
(2048K size limit recommended)

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Message to shareholders

As part of SingTel's commitment to further enhance shareholders' value, the Board of Directors has proposed to return cash to shareholders via a capital reduction amounting to approximately S$2.3 billion and a final gross dividend of approximately S$1.7 billion for the year ended 31 March 2006.

The capital reduction will involve the cancellation of one share for every 20 held, or approximately 5 per cent of the company's issued share capital. SingTel will make a cash distribution of S$2.74 for each share cancelled.

SingTel has chosen to return cash through a capital reduction for the second time for several reasons. Firstly, it optimises SingTel's level of debt and cash. Secondly, it will enhance the Group's earnings per share and improve its return on equity. Importantly, with the capital reduction, there is no dilution for shareholders. After the exercise, every shareholder will own approximately the same proportion of the company's share capital as before.

The final dividend per share of 10.0 Singapore cents proposed this year represents a 25% increase from last year.

The capital reduction and final gross dividend will result in a payout to shareholders totalling approximately S$4.0 billion. The Group's financial position is expected to remain strong after the payout with our gearing at a comfortable level. SingTel thanks all its shareholders and looks forward to their continued support.

Calculation of number of shares to be cancelled

Divide the number of SingTel shares that you hold by 20



Deduct this from your existing holding



Round up your resultant shareholding to the nearest multiple of 10

***Exceptions:**

1. No rounding-up will be applied if your resultant shareholding after rounding up is greater than your original shareholding
2. You will be excluded from the capital reduction if you have fewer than 20 SingTel shares.
3. If your resultant shareholding following the rounding-up as described above is equal to your original shareholding, none of your SingTel shares will be cancelled.


An example of a shareholder with 1,430 SingTel shares
Original shareholding
1,430
1 share cancelled for every 20
(fractions to be disregarded)
1,430 ÷ 20 = 71
1,359
71
After capital reduction
Round up remaining shares to the nearest multiple of 10
1,360
70
70 X S$2.74 = S$191.80
This shareholder will receive S$191.80 and will hold 1,360 SingTel shares after the capital reduction

The table below shows the pre- and post-reduction number of SingTel shares for Group A and ST-2 shareholders who own the following number of SingTel shares:

Before capital reduction	1 for 20 cancelled	After capital reduction
650	(30)	620
780	(30)	750
910	(40)	870
1,430	(70)	1,360
1,560	(70)	1,490
1,690	(80)	1,610

To compute your cash distribution and resultant shareholding arising from the capital reduction click CALCULATOR

Contact details

For enquiries on the capital reduction, please call: 6877 7555.

For more information on dividends, distributions and other aspects of your shareholding, see Frequently Asked Questions, History of dividends & shareholder distribution and Capital Reduction 2004.

Indicative timeline


28 July 06
August 2006 (tbc)
September 2006 (tbc)
September 2006 (tbc)

28 July 06	**Date of the EGM**	Shareholders will vote at the EGM to approve the Capital Reduction exercise
August 2006 (tbc)	**Court approval**	Approval of the High Court of Singapore for the Capital Reduction exercise
September 2006 (tbc)	**Books closure date**	Shareholders who are duly registered with SingTel at this date will have their shares cancelled
September 2006 (tbc)	**Earliest expected date for cash distribution**	Shareholders to receive $2.74 (or A$2.30[1] for CUFS holders) for each share cancelled

1. Using an illustrative exchange rate of A$1 to S$1.1931, being the exchange rate as at 28 April 2006.

Contact details

For enquiries on the capital reduction, please call: 6877 7555.

For more information on dividends, distributions and other aspects of your shareholding, see Frequently Asked Questions, History of dividends & shareholder distribution and Capital Reduction 2004.

Lorinda Leung

From: Lim Li Ching
Sent: Thursday, May 04, 2006 7:22 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, May 04, 2006 7:22:11 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully.

Announcement details :-

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Announcement Title :: MISCELLANEOUS
Announcement No. :: 00010
Submission Date & Time :: 04-May-2006 07:21:38
Broadcast Date & Time :: 04-May-2006 07:22:11
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement deta! ils.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/05/2006

TIME: 09:43:09

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Message to Shareholders on Proposed Capital Reduction

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Thursday, May 04, 2006 7:44 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 331919.pdf



331919.pdf (29 KB)

ASX confirms the release to the market of Doc ID: 331919 as follows:
Release Time: 04-May-2006 09:43:00
ASX Code: SGT
.)ile Name: 331919.pdf
Your Announcement Title: Information to Shareholders on the Proposed Capital Reductio